Exhibit 99.3

STOLT TANKERS

Leading the way

Stolt-Nielsen S.A.

Annual Report 2007

Financial Highlights

(in millions, except per share data)	2007	2006	2005
Operating revenue	$1,759	$1,565	$1,624
Operating income	$193	$166	$175
Net income	$216	$200	$483
Net income per share
Basic	$3.63	$3.21	$7.45
Diluted	$3.60	$3.17	$7.29
Weighted average number of common shares and common share equivalents outstanding
Basic	59.5	62.2	64.9
Diluted	60.1	62.9	66.2

Operating Revenue*	2007 Operating Revenue by Business
U.S.$ Millions	U.S.$ Millions

Assets	2007 Assets by Business
U.S.$ Millions	U.S.$ Millions

Operating Income*	2007 Operating Income by Business(a)
U.S.$ Millions	U.S.$ Millions

* In the 2007 Financial Statements the Tuna business has been reclassified as Discontinued Operations (Note 10)

Contents

Our Business

IFC	Financial Highlights
1	Chairman’s Statement
2	Group Overview
4	Chief Executive Officer’s Review
8	Stolt Tankers & Terminals
12	Stolt Tank Containers
14	Stolt Sea Farm
16	Stolt-Nielsen Gas, Stolt Bitumen Services
18	Board of Directors
20	Corporate Governance
24	Financial Review

Financial Statements

34	Independent Auditors’ Report
35	Consolidated Statements of Operations
37	Consolidated Balance Sheets
38	Consolidated Statements of Shareholders’ Equity
40	Consolidated Statements of Cash Flows
42	Notes to Consolidated Financial Statements

Shareholder Information

76	Shareholder Information
IBC	Offices and Facilities

Our Business

Chairman’s Statement

Jacob Stolt-Nielsen, Chairman

On November 29, 2007, after nearly four years of fierce struggle, the U.S. District Court for the Eastern District of Pennsylvania dismissed the indictments brought by the U.S. Department of Justice (DOJ) against Stolt-Nielsen S.A. and two of our executives. Twenty-two days later, just ten days before the New Year, the Department of Justice officially “threw in the towel” by announcing that it would not appeal the ruling.

Thus ended the worst episode in the history of Stolt-Nielsen S.A.

The struggle took a great toll. The cost in money—more than $150 million—was bad. The cost in stress and grey hair was worse. To seek amnesty is a difficult decision to make, then to be innocently accused of having broken the agreement is worse. It is a great tribute to the strength, character, dedication and loyalty of our employees that we survived, and that we actually prospered while we fought the DOJ. We proved the hard way that justice can be had in the U.S. if you have deep pockets and the nerve to fight. I am glad it is over.

Some people help you when you are down, others kick you. The worst kicks were delivered by the media. I am stunned by our treatment at the hands of the Norwegian media. Publications whose editors know us, who we are and what we stand for, eagerly rushed to judgement. One article made allegations that prompted an investigation by the Oslo Stock Exchange. The investigation found the allegations without merit.

Now we can get back to business…

Looking ahead, the view is unsettling. Operating costs are rising. A recession or slowdown in the U.S. economy seems inevitable. Bunker prices are at record levels. The U.S. dollar is weak.

One likely effect of a U.S. slowdown and a weak U.S. dollar is increased U.S. exports of specialty chemicals, as domestic demand slackens and the weak dollar makes U.S. exports more competitive. Whilst U.S. imports of consumer goods may decline, I don’t think imports of commodity chemicals and petroleum products will be severely affected.

As long as we don’t get any simultaneous recessions in Europe or Asia, the effect on our markets should not be serious. I am more concerned about the effect on our markets from what may happen in the Far East.

The low U.S. dollar is a problem for us. We are “U.S. dollar based”, that is we keep our books in U.S. dollars. All our non-dollar expenses—such as maintenance and repairs, most of our payroll, etc.—have gone up. That we can—and do—hedge. But what we have not found a way to hedge is our income, most of which is in U.S. dollars. The cost increase—expressed in U.S. dollars —of capital expenditures, such as new ships, new tank containers, building new storage tanks, etc. and not least the cost of bunkers, is 11% higher than the same increase expressed in Euros. In other words the purchasing power of our income has eroded and our profit has not increased enough to make up for the difference. Fortunately our loans and interest are in U.S. dollars so our finances are not adversely affected.

Our operating costs are climbing at an alarming pace. For 2008 we budget a cost of bunkers of about $320 million, an increase of more than 150% since 2004. Manning cost is also escalating. Much of this is due to the low value of the U.S. dollar, but the boom in shipping has created strong demand for crews and there is competition for good personnel, which drives up the compensation package. Over the last five years our manning cost has risen by more than 39%.

The orderbook for chemical tankers stands at about 37% of the existing fleet—a historic high. Is there a risk of a “parcel-tanker bubble”? New regulations specifying double hull and other requirements will cause an unusually large number of existing ships to become obsolete and require replacement. The rapid growth in the industries of China, India and the Far East will require more ships, but it is hard to tell. Fortunately, many of these orders are for smaller, simple ships, while our focus is on large sophisticated ships.

One of the strongest and longest lasting shipping markets in recent memory is drawing to a close. The cycle is moving on, as it always does. But the challenges outlined here are not unique to Stolt-Nielsen. Our competitors and customers face the same environment. History tells us that it is during periods of scarcity and market adversity that companies truly distinguish themselves. Challenges inevitably open the door to opportunity. SNSA is financially strong and well managed. Our employees are the best in the industry.

I am confident in our ability to navigate the waters ahead.

Jacob Stolt-Nielsen
Chairman
Stolt-Nielsen S.A.

March 3, 2008

Group Overview

Stolt-Nielsen S.A. is primarily focused around three core businesses. Stolt Tankers & Terminals and Stolt Tank Containers provide worldwide transportation, storage and distribution for bulk-liquid chemicals, edible oils, acids, biofuels and clean petroleum products. Stolt Sea Farm produces and markets turbot, sole, sturgeon and caviar worldwide.

We have recently established two new businesses, Stolt-Nielsen Gas and Stolt Bitumen Services, to drive future growth.

Leading the way worldwide

	What we do	Key markets
Stolt Tankers & Terminals
Stolt Tankers & Terminals (ST&T) is a leading global provider of high quality transportation and storage services for bulk-liquid chemicals, edible oils, acids, biofuels and clean petroleum products.

• Global deep-sea transportation services

• Regional transportation services in Europe, Asia Pacific and Indian Ocean, Caribbean and U.S.

• Terminals: Three wholly owned terminals and five joint ventures

Stolt Tank Containers

Stolt Tank Containers (STC) operates the world’s largest fleet of tank containers, meeting customer needs for door-to-door shipments of bulk-liquid chemicals, food-grade products and bitumen via road, rail and container ship.

• STC serves customers worldwide through its unrivalled network of offices and depots in the U.S., Europe, Asia Pacific, South America, the Middle East and India

Stolt Sea Farm

Stolt Sea Farm (SSF) is a leading high-tech aquaculture company focused on the production of premium fish species whose complex biologies require sophisticated know-how and technological expertise for successful cultivation.

• Stolt Sea Farm specializes in the commercial production of turbot, sole, sturgeon and caviar. SSF operates 13 aquaculture facilities in Northern Spain, Portugal, Southern France, Norway and California

Where we operate

Operating Income
Highlights	(Excluding $35 million loss in Corporate and Other)	Outlook

•    Over 70 deep-sea parcel tankers, totalling 2.2 million dwt

•    More than 80 coastal and inland tankers

•    28 parcel tanker newbuilding programme

•    1.9 million cubic metres of storage capacity

•    More than 330 railroad tank cars

Stolt Tankers & Terminals

Although the supply and demand remains in balance, a significant newbuilding orderbook, coupled with concerns of economic slowdown, may cause oversupply. However, continued growth in developing countries will provide underlying support.

•    Over 21,000 tank containers, including more than 1,200 food-grade and bitumen containers

•    11 tank cleaning and repair facilities

•    Integrated information system for scheduling and tracking close to 88,000 movements annually

•    Provides Flexibag services worldwide

Stolt Tank Containers

Strong global trade is a driver of STC’s results and will support our continued growth. Despite concerns about a U.S. recession, supply and demand outlooks are favourable, driven largely by strong growth in China, North Asia, and the Middle East.

Annual production: • 4,000 tonnes of turbot • 50 tonnes of sole • 250 tonnes of sturgeon • 10 tonnes of caviar	Stolt Sea Farm

Worldwide competition is expected to increase as fish stocks at new farms reach maturity in 2008. However, Stolt Sea Farm’s position as the world’s leading international producer gives SSF the scale to guarantee a consistent and reliable supply to our customers.

Chief Executive Officer’s Review

Niels G. Stolt-Nielsen, Chief Executive Officer

All divisions of the Company produced strong operational results in 2007.

Solid performances in our parcel tanker, terminal and tank container operations reflected the continued strength of the worldwide market for bulk-liquid transportation and storage services. Stolt Sea Farm (SSF) had a record year, and continues to lead the industry in the farming of turbot, sole and sturgeon.

For the full year ended November 30, 2007, SNSA reported net income of $216.4 million, compared with net income of $199.9 million a year ago. Earnings per share were $3.60, compared with $3.17 in 2006. Results for 2007 included gains of $42.4 million and $21.8 million on the sale of SSF’s bluefin tuna business and SNSA’s 25% ownership of Marine Harvest, respectively.

Growth in earnings for the year was held down, however, by rising operating costs, especially bunker fuel and manning expenses. Costs related to litigation and the antitrust case in the U.S.—now successfully concluded—were $40.8 million for the year.

2007 was an ambitious and productive year for SNSA.

In July we announced changes in our organizational structure aimed at enhancing our efficiency company-wide. The changes, which took effect in December, included the separation of Stolt-Nielsen Transportation Group (SNTG) into two business units: Stolt Tankers & Terminals (ST&T) and Stolt Tank Containers (STC). The new structure enables ST&T to focus on the increased strategic development of global operational synergies between the tankers and terminals businesses, while STC benefits from greater independence to pursue growth in key markets worldwide.

The reorganization included the creation of a single SNSA corporate shared-services structure that combines Human Resources, Information Technology and Finance under the SNSA umbrella. This new structure ensures the deployment of common standards and best practices throughout our operations worldwide.

As part of our growth strategy, we announced plans to explore opportunities in two new shipping markets. In August, we entered the Asian bitumen market by agreeing to acquire two 5,900 deadweight ton (dwt) bitumen tanker newbuildings—with options for four more—from Xinshun Shipyard in China. Our investment in these new, superior performance tankers represents an important expansion of our business in a region where we have long been a leader in the chemical transportation market.

Also in August, SNSA established Stolt-Nielsen Gas AS to explore opportunities in the liquefied petroleum gas (LPG) logistics business.

Though both markets are new to SNSA, we believe our substantial expertise and experience in chemical transportation, combined with our global customer base, represent significant advantages that can be effectively leveraged to penetrate each of these attractive and complementary markets.

During the year SNSA pressed forward with the most ambitious newbuilding programme in its history. In April we announced an agreement to acquire four 43,000 dwt parcel tankers from SLS Shipbuilding Co. Ltd. in South Korea. This brought the total number of deep-sea parcel tankers on order to 18, representing 780,000 combined dwt from both SLS Shipbuilding Co. Ltd. in South Korea and Aker Yards Florø in Norway. The first of the newbuildings —M/T Stolt Sagaland—was delivered in February 2008 from Aker Yards Florø in Norway. The last of the 18 ships now on order is scheduled for delivery in 2012. These newbuildings—14 of which are sophisticated part stainless/part coated sisterships —will give our deep-sea fleet advantages in terms of flexibility and interchangeability of equipment, parts, systems, crews and even the ships themselves.

Our current capital investment programme of $1.8 billion underscores SNSA’s commitment to the ongoing enhancement of its global fleet and terminal network, as well as the continued growth of the Company’s tank container business—already the world’s largest. We also continue to invest in the future of SSF and the development of exciting new and innovative technology in aquaculture.

Stolt Tankers, Stolthaven Terminals, Stolt Tank Containers

Stolt Tankers reported operating income of $119.2 million in 2007, compared with operating income of $130.0 million in 2006. While operating costs rose sharply, the market for tanker services remained robust in 2007. Results from the

Company’s regional fleets—particularly in Europe and Asia—were particularly strong. For the full year, renewals on Contracts of Affreightment for Stolt Tankers Joint Service (STJS) increased by an average of 8.9% from last year.

Demand for transportation services was driven by the same major factors that we have identified in recent years: continued economic growth at the world level, China’s sustained expansion, the continued growth of the Middle East Gulf as a major source of commodity chemicals, and the ongoing growth of the other so-called BRIC nations—Brazil, Russia and India.

As a result of the year-end 2007 surge in bunker prices, fuel expenses have now surpassed debt service as the single highest cost per ship. In consequence of this upward trend, Stolt Tankers initiated in 2005 an energy management research project aimed at finding ways to reduce fuel consumption. Results of the research have identified a number of both innovative and practical solutions that are currently either being tested or deployed to the fleet.

Stolthaven Terminals reported operating income of $39.4 million in 2007, up from $30.0 million in 2006. Stolthaven had a good year, with strong results from its joint-venture terminals in Ulsan, South Korea, Westport, Malaysia and Antwerp, Belgium. Stolthaven Houston, the Company’s largest wholly owned and most profitable terminal, reported record results in 2007.

During the year, Stolthaven focused on the development of its greenfield terminal projects in Tianjin and Ningbo, China. At year end, more than 30 tanks were under construction at Tianjin and discussions were underway to secure commitments from customers. At Ningbo, site preparation, including blasting and earthmoving work, continues along with site planning and will add substantially to our existing portfolio of service capabilities in Asia.

Work continues on achieving competitive advantage by optimizing the ship-terminal interface. Our new 50% interest in Oiltanking Stolthaven Antwerp, a major specialty chemical, clean petroleum products and gas hub serving the Antwerp-Rotterdam-Amsterdam region, is another addition to our terminal network, which will help us consolidate our customers to fewer terminals, so that we reduce the amount of time our ships spend in port.

Stolthaven Houston also serves as the Company’s main site for terminal innovations and training services for personnel for the new Stolthaven terminals in emerging markets.

Stolt Tank Containers (STC) reported operating income of $46.0 million in 2007, up from $43.1 million in 2006. Despite higher fuel costs, the weaker dollar and increased operating expenses, STC also had a good year, underscoring the fundamental strength of its markets worldwide and its increased penetration of China, where STC now operates depots

Our Markets

The global transportation markets served by SNSA continue to be redefined by fundamental structural shifts in worldwide supply and demand. China has emerged—in a remarkably short period of time—as both one of the world’s leading producers and consumers of chemicals. At the same time, production of commodity chemicals used as feedstock in chemical manufacturing processes is accelerating in the Middle East, as manufacturers seek to capitalize on lower-cost raw materials in the region. The trends have made China and the Middle East natural trading partners. Overall activity in the region is further fuelled by India’s continued economic ascension.

SNSA’s strategic planning efforts over the past decade have focused intently on positioning the Company to capitalize on these trends.

SNSA opened its first office in the Middle East in 1993, in order to begin the process of building the relationships that are essential to conducting business successfully there. Likewise, the Company established its first office in China in 1994.

These long-term investments are now beginning to pay dividends. Stolthaven’s two new state-of-the-art chemical terminals—now under construction in Tianjin and in Ningbo—will enable our customers to benefit from fast ship turnaround times and access to key local markets.

Our Stoltchem joint venture cabotage fleet in China will complement these facilities by providing locally the same level of high quality service as our deep-sea fleet.

STC has also aggressively invested in China, and now operates container depots in Nanhui, Shanghai and Tianjin. STC’s operations are complemented by Shanghai Stolt-Kingman Tank Containers, a joint venture providing domestic bulk-liquid distribution services.

The long-term outlook for SNSA’s most dynamic growth markets—and our positioning within those markets—remains positive.

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in Shanghai, Tianjin and Nanhui. Results also reflected STC’s ongoing development of food-grade operations, and its entry into the Flexibag and bitumen markets.

STC expanded its fleet in 2007 with the addition of 1,900 newbuildings. The division currently operates and trades a fleet of more than 21,000 tank containers.

During 2007, STC was recertified under the ISO guidelines and obtained Safety and Quality Assessment Systems (SQAS) results for its Le Havre and Rotterdam offices as part of Chemical Distribution Institute’s Marine Packed Cargo initiative. STC is in the process of obtaining additional scores for other offices in 2008.

STC continues to work with both its customers and vendors on innovative new systems to streamline and optimize processes, with a goal of supplying the lowest-cost service possible, while delivering the highest levels of customer service and satisfaction in the marketplace.

Stolt Sea Farm

Stolt Sea Farm reported full-year operating revenue of $69.5 million and operating income of $24.3 million, compared with operating revenue of $49.0 million and operating income of $13.5 million a year ago.

SSF’s excellent performance in 2007 reflected strong demand and high market prices for Sea Farm’s turbot. The sturgeon and caviar business has also enjoyed a good year. Efforts are continuing to find new locations to farm turbot and sole.

SSF’s strategic focus on turbot, sole, sturgeon and caviar production, all technologically challenging operations, has proven to be a successful approach due to the high barriers of entry.

Dividend and Employee Incentive Plans

SNSA voluntarily delisted its shares on Nasdaq and terminated its American Depositary Receipt program in 2007. SNSA’s primary listing will be on the Oslo Stock Exchange (OSE) after SEC deregistration, expected in May of 2008. The Board of Directors made the decision to delist after determining that the benefits of trading on Nasdaq—which accounted for less than 10% of SNSA’s worldwide trading volume —were outweighed by the costs and expenses of maintaining a dual listing, including U.S. Securities and Exchange Commission reporting requirements.

On December 12, 2007, SNSA paid an interim dividend of $0.50 per Common Share to shareholders of record as of November 28, 2007. The Board of Directors recommended a final payment for 2007 of $0.50 per Common Share payable on June 4, 2008, to shareholders of record as of May 21, 2008.

For 2007, the employee performance incentive plans for SNSA, SNTG and SSF made payments of $1.6 million, $12.1 million and $0.7 million, respectively.

Challenges Going Forward

Looking ahead in 2008 and beyond, significant uncertainties loom regarding the outlook for the global economy. As a company whose livelihood largely depends on the vitality of world trade, this is a significant concern. In addition, we are confronted by sharp increases in operating costs, particularly for fuel and ships’ crews. At the same time, our markets continue to evolve and trade lanes continue to shift.

To meet these challenges, we shall do what we have always done: innovate, manage well and deliver greater value to customers than anyone else. With our people, our financial strength, our unrivalled global network and worldwide customer base, there is no question that we have the talent, the dedication, the skill and the resources to achieve our goals. I am confident in the future of SNSA.

Niels G. Stolt-Nielsen

Chief Executive Officer
Stolt-Nielsen S.A.

March 3, 2008

Our Business

Leading the way

We have achieved a leadership position in our global markets, by:

- > Investing in a world-class fleet
- > Driving operational efficiencies
- > Maximizing growth opportunities
- > Focusing on high quality
- > Training and development

Business Review

Stolt Tankers & Terminals

Hans Feringa President of Stolt Tankers & Terminals	Walter Wattenbergh Managing Director of Stolthaven Terminals

Locations

Stolt Tankers & Terminals provide worldwide transportation, storage and distribution solutions for bulk-liquid chemicals, edible oils, acids, biofuels and clean petroleum products.

Opportunities for growth

•   Investments in storage infrastructure and breakbulk capability in China

•   Develop well balanced and fully utilized trading patterns in the fast growing Middle East export market

Performance

(U.S.$ Millions)	2007	2006	2005
Operating revenue	$1,293	$1,160	$1,049
Operating income	$158	$160	$176

Operational Statistics

Tankers
Volume of cargo carried:	24.1 million tonnes
Operating days:	47,960
Terminals
Storage capacity:	1.9 million cbm
Average utilization:	98.25%

Outlook

•   Although the supply and demand remain in balance, a significant newbuilding orderbook, coupled with concerns of economic slowdown, may cause oversupply. However, continued growth in developing countries will provide underlying support.

Through its global network of parcel tankers, terminals and regional fleets, Stolt Tankers & Terminals (ST&T) serves the transportation and storage needs of the world’s leading—and most demanding—chemical companies. ST&T operates as an integral part of our customers’ supply chains. Our ability to optimize the interface of our tanker and terminal operations reduces ship turnaround times, helping to lower costs by decreasing time spent in port.

Our global deep-sea fleet of sophisticated parcel tankers is capable of safely and reliably transporting multiple, fully segregated parcels of high quality bulk liquids, including the most difficult-to-handle cargoes. ST&T’s deep-sea services are managed by Stolt Tankers, which coordinates the marketing, operation and administration of more than 70 parcel tankers. Our deep-sea fleet is complemented by a network of regional fleets and storage terminals, enabling us to offer our customers a complete door-to-door global transportation solution.

ST&T’s Ship Management team manages each ship in our tanker fleet throughout its entire lifecycle, from initial design, through construction, operations, maintenance and repair, and, ultimately, recycling. Ensuring the quality of our customers’ products while maintaining the highest standards of safety for people and the environment are ST&T’s constant priorities.

Stolt Tankers

About Tankers

ST&T operates one of the most technically advanced and sophisticated parcel tanker fleets in the world. Special capabilities include cargo heating and cooling systems, high-tech tank cleaning equipment, inert gas systems, and stainless steel or coated tanks to handle a wide range of cargoes, including petrochemicals, oleochemicals, vegetable oils, acids and lubricating oils.

ST&T is currently engaged in a major fleet renewal programme, to ensure that we continue to have the high-quality assets necessary to meet the needs of our customers worldwide. The first ship to be produced under the programme—M/T Stolt Sagaland—was delivered from Norway in February 2008. When the current newbuildings programme is completed in 2012, ST&T will have taken delivery of a total of 28 double-hulled parcel tankers of varying sizes for trading in all our fleets.

Approximately 70% of ST&T’s parcel tanker revenue in 2007 was earned under Contracts of Affreightment (COA), which are agreements with our customers to transport volumes of products at fixed rates, typically for a one to three year period. This strong contract portfolio provides ST&T with a relatively stable revenue base that allows us to better manage our business for long-term growth.

As mentioned by both the Chairman and the CEO, managing our rapidly rising operating costs has become a major priority. ST&T has set a goal of reducing its deep-sea fleet fuel consumption through the implementation of a number of technical and operational innovations. In addition to reducing our fuel costs, these actions will benefit the environment by lowering our ship emissions and our carbon

Our Business

Investing in a world-class fleet

Stolt Sagaland
George Town
STOLT TANKERS

Delivery of M/T Stolt Sagaland, Norway

Delivery of M/T *Stolt Sagaland*

Leading the way at Stolt Tankers & Terminals

Jacob Stolt-Nielsen pioneered the modern parcel tanker. It proved to be the model that many others followed, setting the standards for safety and quality in the bulk-liquid transportation industry. Indeed, the highly sophisticated D-37/F-37 series of ships, launched in the 1990s, remains the standard against which all other parcel tankers are measured. ST&T's commitment to the pursuit of technical and operational innovations that deliver value to our customers remains as vital as ever. Over the next five years we have committed well over $1 billion in investments in ships and terminal infrastructure in support of our goals.

Business Review

Stolt Tankers & Terminals

footprint. Maintenance and repair and manning costs also grew rapidly over the last year, with continued increases expected in the years to come. However, by building, manning and efficiently operating our ships over their entire service life, we expect to reduce the overall operating costs of our assets, while safely extending their trading lives.

Tankers—Events of 2007

In 2007, Stolt Tankers benefited from the fourth consecutive year of strong market conditions, though it was not entirely smooth sailing. The year began with adverse weather conditions in the U.S. Gulf, resulting in periods of severe port congestion and delays.

As the year unfolded, bunker fuel prices began to escalate sharply, rising from approximately $280 per metric ton in December 2006 to $500 per metric ton by November 2007. Ship management costs also climbed over the course of the year. The impact of these factors resulted in a 8% decrease year-over-year in operating income.

On January 1st, 2007 the International Maritime Organization (IMO) enacted new MARPOL regulations following the reclassification of a number of products, most notably vegoils, to be carried in double-hulled ships. ST&T, together with its partners in STJS, was well prepared for these new regulations, with a parcel tanker fleet that is 70% double-hulled, and we benefited from the subsequent rate hikes for vegoils.

Special mention should go to the regional services which produced another record year. The Stolt-Nielsen Inter Europe Service (SNIES) reported record operating income, driven by careful market positioning and streamlining of its contract portfolio, aided by favourable currency fluctuations. ST&T’s Asian services also had a good year, driven by strong volumes and firm freight rates in the region, despite rising operating costs.

Stolthaven Terminals

About Terminals

Stolthaven’s global network of eight terminals is an integral part of ST&T’s worldwide service capabilities. Stolthaven’s growing assets include a total of 1.9 million cubic metres of storage capacity, plus more than 330 railroad tank cars serving customer needs in the U.S. Gulf. By mid-2009, Stolthaven, together with its JV partners, will bring online an additional 1 million cubic metres of storage capacity at its terminals globally.

Our terminals support the fast turnaround of our ships, thus reducing operating costs for the fleet. The terminals are strategically located in major ports along the most active shipping routes.

Stolthaven’s Houston terminal primarily serves the export trade of chemicals from the U.S. to Europe, Latin America, Africa and Asia Pacific. New Orleans is a significant terminal for imports of oleochemicals, and serves the regional chemical industry in the Mississippi River delta. Santos is the major ethanol export point for Brazil.

In Europe, our joint venture terminal in Antwerp offers a gateway to Europe via the Rhine, through a highly flexible combination of Stolt Tankers’ regional short-sea fleet and the intra-European barge fleet. These regional capabilities add significantly to the ability of the STJS fleet to enable our European customers to efficiently and effectively reach markets in both the Americas and the Far East.

Stolthaven is implementing a similar model in Asia, where the expertise, knowledge and contacts of our local terminal partners add significant value. Stolthaven’s facilities in Ulsan, South Korea and Westport, Malaysia, along with Stoltchem’s coastal China fleet and our short-sea Asia Pacific fleet, provide substantial efficiency advantages.Stolthaven’s joint-venture terminals in Ningbo and Tianjin will play a key role in ST&T’s ability to meet growing customer demand for quality terminal services in China.

Terminals—Events of 2007

Stolthaven posted record financial results in 2007, despite the costs of major capacity expansions and the ongoing construction of the two new Chinese terminals in Tianjin and Ningbo.

Our joint venture terminal in Antwerp saw the commissioning of 50,000 cubic metres of new capacity for specialty chemicals and an additional 399,000 cubic metres of double-skinned tanks due to come online by the second quarter of 2009.

We also completed in early 2007 the full restoration of the New Orleans terminal, after damage sustained from Hurricane Katrina in 2005. During the year, the New Orleans and Houston terminals were jointly awarded the Independent Liquid Terminal Association Safety Excellence Award.

Houston is the most frequently called port for our deep-sea ships and our terminal there is a highly efficient destination for handling our ships. Construction has begun to increase Houston’s capacity by 12%, or 50,800 cubic metres, and capacity at New Orleans is to be increased by 36%, or 81,800 cubic metres.

Stolthaven’s terminal in Santos saw an increase in activity during 2007, primarily due to the boom in demand for biofuels, principally in the U.S. and Europe. Storage capacity at Santos is being expanded by 21.4%, or 22,000 cubic metres, to accommodate the increased activity.

In South Korea, our joint venture terminal in Ulsan reported record earnings and demand, reaping the benefits of ongoing investments in capacity and efficiency.

Our terminal at Westport, Malaysia also experienced high levels of activity in 2007, and an agreement has been reached with our joint venture partner to add 4,500 cubic metres of capacity.

Our Business

Driving operational efficiencies

Stolthaven JV Terminal, Antwerp

Stolthaven terminal

Leading the way at Stolt Tankers & Terminals

The ongoing expansion of Stolthaven's network, with strong emphasis on the point of transfer from ship to shore, has led to opportunities for our customers to set up efficient logistics networks to all corners of the world, supporting mutual growth.

In 2008 we celebrate our 20-year partnership with Chevron Phillips Chemical Company LLC and its affiliates. The relationship started in Houston and now extends to Stolthaven's storage locations in New Orleans, Antwerp and Ulsan.

Stolt Tank Containers

Locations
Mike Kramer President of Stolt Tank Containers

Stolt Tank Containers is the leading global provider of logistics and transportation services for door-to-door shipments of bulk-liquid chemicals and food-grade products.

Opportunities for growth

•  Continued expansion in the Middle East, Indian sub-continent, Asia Pacific and China

•  Continued conversion of cargo from drums and parcel tankers into tank containers

•  Expansion of the Mercosur and Caribbean trade

•  Further expansion of STC’s food grade and Flexibag businesses

Performance

(U.S.$ Millions)	2007	2006	2005
Operating revenue	$391	$352	$334
Operating income	$46	$43	$30

Operational Statistics

Average Tank Container utilization for 2007	76.3%
Annual Shipments	87,921
Number of Tanks at end of 2007	21,010

Outlook

•   Strong global trade is a driver of STC’s results and will support our continued growth. Despite concerns about a U.S. recession or slowdown, supply and demand outlooks are favourable, driven largely by strong growth in China, North Asia and the Middle East.

Stolt Tank Containers (STC) is the world’s largest provider of door-to-door tank container services. Our fleet of more than 21,000 units, combined with our commitment to the highest levels of service at the lowest possible cost, enables STC to deliver superior service to customers in all parts of the world.

To ensure the efficient utilization and low-cost operation of our global fleet, STC has developed proprietary IT systems that optimize cargo programmes, routing and fleet-management activities, while minimizing the costs of repositioning empty containers.

STC also offers its customers Flexibag, or Flexitank, services, an alternative to tank containers for non-hazardous products. Flexibags are large, disposable polyethylene or rubber bags that fit inside a standard 20-foot dry box container. Both tank containers and Flexibags provide a more safe and economical alternative to conventional drums.

STC’s global network of modern cleaning and repair depots ensures consistently high quality, reliability and adherence to environmental standards and regulations.

Stolt Tank Containers—Events of 2007

2007 was a record year for STC, driven by strong demand for tank container services worldwide. STC handled close to 88,000 container movements, an 8% increase over 2006.

Trade was strong in all regions, particularly North America and most of Asia. Trade patterns in Europe and China experienced greater volatility due to fluctuating currencies and changes in the tax treatment of chemical exports from China. STC experienced continued growth in the Middle East, India and South America.

STC took delivery of approximately 1,900 new tank containers in 2007. We significantly enhanced our remanufacturing and refurbishment programme, which extends the service lives of our tanks, while ensuring the highest standards of safety and quality.

STC’s new state-of-the-art depot in Nanhui, China opened in January 2007. Later in the year, we expanded both the Singapore and Houston depots to meet increasing demand.

STC’s fundamental vision is to provide its customers with the highest levels of service at the lowest possible cost. During 2007, we continued to focus on system and process improvements aimed at achieving increased economies of scale and cost efficiencies. New yield and forecast optimization tools enabled STC to further enhance the efficient management of its fleet. In addition, the implementation of Electronic Data Interchange programs with many of our customers and service providers increasingly allows us to communicate with unprecedented efficiency and reliability.

Our Business

Maximizing growth opportunities

Stolt
Tank Containers
SNTU 700521 3
22T6
Stolt

Stolt Tank Containers Depot, Singapore
Storage facility

Leading the way at Stolt Tank Containers

When Stolt Tank Containers was founded in 1982—with just 400 tanks—the industry was in its infancy. Over the next 25 years, STC asserted its leadership, setting the standards for customer service, operational performance, innovation and growth. Indeed, in the process of building its own business, STC in many ways built the industry. STC's pioneering use of computer technology, its Quality Lease Management concept, and the implementation of its WebHub workflow tools and platform represent just a few of the innovations that drove STC's competitive advantage. Today, by continuing to open new markets, and by delivering the highest levels of service, STC aims to remain a leader in the global logistics industry.

Stolt Sea Farm

Locations
Pablo Garcia President of Stolt Sea Farm

Stolt Sea Farm is a leading producer of high quality turbot, sole, sturgeon and caviar. SSF is headquartered in La Coruña, Spain.

Opportunities for growth

•   First 300 tonnes/year sole plant will be completed in 2008

•   Growing expertise in recirculation technology allows flatfish farming in new countries with lower operating costs

•   Projects being licensed for 4,000 tonnes/year of additional production of flatfish

Performance

(U.S.$ Millions)	2007	2006	2005
Operating revenue	$69	$49	$232
Operating income	$24	$14	$7

Operational Statistics

Biggest farmed turbot producer worldwide
First industrial producer of farmed sole
Largest caviar producer in the U.S.

Outlook

•   Worldwide competition is expected to increase as fish stocks at new farms reach maturity in 2008. However, Stolt Sea Farm’s position as the world’s leading international producer gives SSF the size and flexibility to guarantee a consistent and reliable supply to our customers.

Stolt Sea Farm (SSF) is one of the world’s leading high-tech aquaculture companies. We focus on the production of premium fish species whose complex biologies require sophisticated know-how and technological expertise for successful cultivation.

SSF specializes in the commercial production of turbot, sole, sturgeon and caviar, with 13 aquaculture facilities in Northern Spain, Portugal, Southern France, Norway and California. SSF has more than 24 years of experience in the sustainable production of premium species.

SSF is the world’s leading turbot producer, marketed under the Prodemar brand. Our hatcheries in Galicia, Spain initiate the first and most delicate life phase of the Prodemar turbot. We are now introducing sole alongside turbot at these farms, as a result of our research into more effective husbandry practices. SSF annually raises four million turbot and sole juveniles, which produces approximately 4,000 tonnes of mature two-year-old fish. Prodemar turbot and sole are marketed in different sizes to fish wholesalers throughout Europe.

SSF’s caviar and sturgeon production is based in California, where we have four facilities raising fish to reproductive maturity, which occurs at eight years of age. SSF is the largest sustainable sturgeon and caviar producer in the world. Our sturgeon and caviar are distributed to a specialist niche market of exclusive restaurants.

Stolt Sea Farm—Events of 2007

SSF achieved record financial and operational results in 2007. While our overall production capacity remained unchanged, results improved in 2007 due to the strong market prices, as a consequence of the reduced supply of turbot in the market as SSF competitors suffered heavy mortalities in the last two years. On December 18, 2006, SSF completed the sale of its Southern bluefin tuna business, based in Port Lincoln, Australia, to SAMS Holdings (SA) Pty. Ltd. for proceeds totalling AUS $90.0 million (approximately $70.2 million at prevailing exchange rates).

On December 21, 2006, SSF acquired a 75% equity stake in the sturgeon and caviar business, Sterling Caviar LLC (“Sterling Caviar”) from Marine Harvest. On December 29, 2006, SSF completed the sale of its 25% equity stake in Marine Harvest for proceeds totalling $353.5 million.

Outlook

A slowing Spanish economy may have a negative impact on demand for our flatfish in Spain in 2008. In addition, worldwide competition is expected to increase as fish stocks at new farms reach maturity in 2008. However, SSF’s position as the world’s leading international producer gives SSF the size and flexibility to guarantee a consistent and reliable supply to our customers.

Building new production capacity is slowed by the lengthy process associated with obtaining regulatory approvals. Nevertheless, given SSF’s excellent track record of profitable growth and world-leading expertise in our chosen species, we are optimistic about the prospects for growth in an environment where wild caught fish are increasingly scarce.

Our Business

Focusing on high quality

C 52

Turbot production, Spain

Turbot production

Leading the way at Stolt Sea Farm

Stolt Sea Farm takes the environment and the welfare of fish and food safety seriously and is proud of the pioneering role it has played in the development of sustainable fish farming. SSF is one of the few fish farming companies to be ISO 14000 certified and was rewarded for its environmental efforts in 2007, receiving the coveted Friends of the Sea approval for its products.

Stolt-Nielsen Gas

Stolt-Nielsen Gas Ltd. (SNG) was formed by SNSA in August 2007 to pursue growth opportunities in the expanding market for the transportation of liquefied petroleum gas (LPG).

SNSA announced in August 2007 plans to enter the market for the transportation of LPG.

Stolt-Nielsen Gas Ltd. was formed to pursue this growth opportunity.

SNG is targeting the fully refrigerated segment of the LPG transportation market, with an emphasis on the very large gas carrier (VLGC) segment.

VLGCs primarily carry LPG exports from the Middle East and West Africa to Japan and Korea. Exports to both Europe and the U.S. are expected to increase in the future.

Worldwide LPG exports are expected to grow from approximately 50 million tons annually in 2006 to 75 million tons by 2011/2012. The global VLGC fleet consisted of 114 ships at year-end 2007, with an orderbook of 54 VLGCs, or 47% of the existing fleet.

The VLGC market is expected to face challenging times in the near-term. The long-term outlook, however, is positive and SNG intends to build its position in this attractive market over the next several years.

Stolt Bitumen Services

Stolt Bitumen Services (SBS) is a new division of SNSA that will offer high quality, safe and efficient storage and distribution services for bitumen, using modern bitumen tankers, bitutainers (specialized tank containers) and terminals.

In August 2007, Stolt Bitumen Services placed firm orders for two new state-of-the-art bitumen tankers of 5,900 dwt. Deliveries are scheduled to begin in February 2010. SBS holds options on an additional four tankers.

SNSA’s investment in these new bitumen tankers follows the formation of our Stolt-PTC Bitubulk Pte. Ltd. joint venture, in which we are building a global fleet of bitutainers.

Our goal is to become a world leader in bitumen transportation solutions by providing customers with reliable, safe service using high-quality assets. SBS’s bitumen tankers will be based in the Asia-Pacific region, serving the intra and inter-regional transportation needs of our oil refiner and industrial customers there.

Our Business

Training and development

Onboard training

Leading the way at Training and Development

SNSA's commitment to safety and quality is underscored by intensive training and development programmes that methodically and repeatedly reinforce the Company's commitment to excellence:

- Leadership and management course for all senior officers
- Four senior officer conferences per year, focusing on safety, quality assurance, MARPOL requirements, vetting, bridge procedures, and fleet/operational practices
- 12 junior officer conferences per year, six similar to the senior officer conferences and six with an emphasis on cargo handling quality and safety
- Classroom instruction in Manila and Rotterdam for deck officers and command assessment training for Chief Officers to be promoted to Master
- Computer-based onboard training programs focused on safety and environmental-protection practices

Board of Directors

1. Jacob Stolt-Nielsen

2. Niels G. Stolt-Nielsen

3. Roelof Hendriks

4. James B. Hurlock

5. Håkan Larsson

6. Christer Olsson

7. Jacob B. Stolt-Nielsen

8. Christopher J. Wright

1. Jacob Stolt-Nielsen

Chairman

Mr. Jacob Stolt-Nielsen has served as our Chairman of the Board of Directors of SNSA since he founded the Company in 1959. He held the position of Chief Executive Officer of Stolt-Nielsen S.A. from 1959 until 2000. He was trained as a shipbroker and worked in that capacity in London and New York prior to founding SNSA. He holds a degree from Handelsgymnasium, Haugesund, Norway. He is a Norwegian citizen.

2. Niels G. Stolt-Nielsen

Chief Executive

Mr. Niels G. Stolt-Nielsen has served as a director of SNSA since 1996 and as Chief Executive Officer since 2000. He served as Interim Chief Executive Officer of Stolt Offshore S.A. (SOSA) from September 2002 until March 2003. He held the position of Chief Executive Officer of SSF from 1996 until September 2001. In 1994 he opened and organized our representative office in Shanghai. He joined us in 1990 in Greenwich, Connecticut, working first as a shipbroker and then as a round voyage manager. He is also director of Fiducia Ltd. Mr. Stolt-Nielsen graduated from Hofstra University in 1990 with a BS degree in Business and Finance. Mr. Niels G. Stolt-Nielsen is a son of Mr. Jacob Stolt-Nielsen. He is a Norwegian citizen.

3. Roelof Hendriks

Director

Mr. Hendriks has served as a director of SNSA since 2004. He has been CEO of Aon Europe, Middle East and Africa since 2006. He served as Chief Financial Officer and a Member of the Board of Management of CSM N.V. from 2000 to 2005. Prior to that, he was Vice Chairman of the Executive Board, Koninklijke Vopak N.V. He held various positions at Koninklijke Vopak N.V. and its predecessor, Van Ommeren, from 1980 until 2000. Mr. Hendriks received a law degree from Vrije Universiteit, Amsterdam. He is a Dutch citizen.

4. James B. Hurlock

Director

Mr. Hurlock has served as a director of SNSA since 2004. Mr. Hurlock served as Interim Chief Executive Officer of SNTG from July 2003 to June 14, 2004. He also serves as a director of Acergy S.A. and Chairman of Orient Express Hotels Ltd., and as Chairman of the Parker School of Foreign and Comparative Law. Mr. Hurlock is a retired partner of the law firm of White & Case LLP and served as Chairman of its Management Committee from 1980 to 2000. He participated in the formation and served on the Board of Northern Offshore Ltd. Mr. Hurlock holds an AB degree from Princeton University, a BA and an MA Jurisprudence from Oxford University and a JD from Harvard Law School. He is a U.S. citizen.

5. Håkan Larsson

Director

Mr. Larsson has served as a director of SNSA since June 2007. He has been the Chief Executive Officer of Rederi AB Transatlantic since 2003. He serves as Chairman of Nimbus Boats AB, Schenker AB, and deputy Chairman of Bure Equity AB; a director of Ernströmgruppen AB, Walleniusrederierna AB, Swedish Ship’s Mortgage Bank, and Chalmers University of Technology. Mr. Larsson is a board member of Advisory Board of School of Economics and Commercial Law, Gothenburg University. He is Chairman of The Swedish Shipowners Employer’s Association and Vice Chairman of The Swedish Shipowners Association. Mr. Larsson holds a Bachelors of Economics degree from the Gothenburg School of Economics. He is a Swedish citizen.

6. Christer Olsson

Director

Mr. Olsson has served as a director of SNSA since 1993. He is Vice Chairman of Wallenius Lines AB and Chairman of the Swedish Club. He is a director of Transatlantic AB, Atlantic Container Line AB and Singapore Shipping Corporation. He received his BLL degree from Stockholm University. He is a Swedish citizen.

7. Jacob B. Stolt-Nielsen

Director

Mr. Jacob B. Stolt-Nielsen has served as a director of SNSA since 1995. He served as an Executive Vice President of Stolt-Nielsen S.A. from 2003 to 2004. In 2000, he founded and served as Chief Executive Officer of SeaSupplier Ltd. until 2003. From 1992 until 2000 he held the position of President, Stolthaven Terminals, with responsibility for our global tank storage business. He joined SNSA in 1987 and served in various positions in Oslo; Singapore; Greenwich, Connecticut; Houston, Texas; and London. He is also director of Fiducia Ltd. Mr. Stolt-Nielsen graduated from Babson College in 1987 with a BS degree in Finance and Entrepreneurial studies. Mr. Jacob B. Stolt-Nielsen is a son of Mr. Jacob Stolt-Nielsen. He is a Norwegian citizen.

8. Christopher J. Wright

Director

Mr. Wright has served as a director of SNSA since May 2002. He served as our President and Chief Operating Officer from 1986 to December 2001. He was employed by British Petroleum plc (“BP”) from 1958 until the time he joined us. He held a variety of positions at BP working in Scandinavia, Asia, the U.S. and London. Mr. Wright holds a Masters degree in History from Cambridge University. He is a British citizen.

Corporate Governance

Stolt-Nielsen S.A. (“SNSA”) maintains high standards of Corporate Governance. Corporate Governance addresses the interaction between SNSA’s shareholders, the Board of Directors and management.

Luxembourg Public Limited Companies Act of 1915 governs the incorporation and management of SNSA. In addition, relevant Luxembourg and international law also applies to the operation of the business of SNSA. Norwegian securities law applies as a result of SNSA being listed on the Oslo Børs. The Company delisted its ADRs from Nasdaq on May 21, 2007 and terminated its ADR programme with Citibank N.A. on May 24, 2007. On May 11, 2007 the Company filed Form 25 with the U.S. Securities and Exchange Commission (“SEC”) in respect of deregistration from the SEC’s requirements which, subject to certain conditions, the Company expects to be effective in May 2008.

Being incorporated in Luxembourg and listed on the Oslo Børs, SNSA is subject to Corporate Governance regulations under Luxembourg company law and the Norwegian Code of Practice for Corporate Governance. Adherence to the Norwegian Code of Practice is based on a “comply or explain” principle, whereby companies are expected to either comply with the Norwegian Code of Practice or explain why they have chosen an alternative approach. Since SNSA is subject to various requirements, we explain the basic principles for SNSA Corporate Governance.

Board size and structure

The business affairs of SNSA are managed under the direction of the SNSA Board of Directors. The Board of Directors may delegate authority to the Chairman, specified committees of the Board of Directors, or to SNSA’s management.

As provided in SNSA’s Articles of Incorporation, the Board of Directors shall be composed of at least three and not more than nine Directors. The Board of Directors believes that the optimal size for the Board of Directors should be six to eight Directors. The Board of Directors’ size is flexible depending on the circumstances and the qualifications of proposed candidates.

The composition of the Board of Directors shall ensure that the SNSA Board of Directors can attend to the common interests of all shareholders and meets the Company’s need for expertise, capacity and diversity.

The Directors are elected at a General Meeting of Shareholders by a simple majority vote of the outstanding shares (Common and Founder’s) represented at the meeting for a period of one year. Directors may be removed with or without cause by the votes of the holders of more than 50% of shares present or represented at a General Meeting. In the event of a vacancy on the Board of Directors because of death, retirement, resignation or dismissal, the remaining members of the Board of Directors can fill such vacancy and appoint a member to act until the next General Meeting of shareholders at which the Directors so elected shall be confirmed. SNSA does not have a Nomination Committee.

The composition of the Board of Directors shall ensure that it can operate independently of any special interests. Five of the current eight SNSA Directors, Roelof Hendriks, James B. Hurlock, Christer Olsson, Christopher J. Wright and Håkan Larsson are considered to be independent according to the Norwegian Code of Practice.

The Chairman of the Board of Directors is elected by the Annual General Meeting of Shareholders.

The Board of Directors may appoint a Board Secretary who does not need to be member of the Board of Directors.

Board committees

The Board of Directors has established the Audit Committee, Compensation Committee, and Legal Committee.

The Audit Committee is composed of at least three members; normally each of whom is independent pursuant to all applicable regulatory requirements. The Compensation Committee is composed of at least three members of which at least one is independent pursuant to all regulatory requirements applicable to SNSA. The Legal Committee is composed of one member.

Each Audit Committee member must meet a financial literacy requirement, and at least one member must have experience or background which results in being a financial expert.

Each Committee has a Chair who reports the activities of such Committee at meetings of the full Board of Directors.

The Board of Directors periodically reviews the size, structure and function of the Board Committees.

The Audit Committee, Compensation Committee, and Legal Committee have written charters. These charters are reviewed and reassessed by the Board on an annual basis.

Independence, equal treatment of shareholders and takeovers

The Board of Directors reviews at least annually the financial and other relationships between Directors and SNSA.

SNSA conducts an appropriate review of all related party transactions for potential conflict of interest situations on an ongoing basis and all such transactions are approved by SNSA’s Audit Committee as well as publicly disclosed.

The Board of Directors will publicly disclose any serious offer for SNSA or a substantial portion of the assets of SNSA. The Board of Directors will also obtain a fairness opinion or valuation from an independent third party for any material transactions between SNSA and affiliates such as: members of the Board of Directors, members of the executive management or close associates of any such parties; and between companies in the same group where any of the companies involved have minority shareholders.

Any transactions SNSA carries out in its own shares are carried out either through the stock exchange or at prevailing stock exchange prices if carried out in any other way. Directors and the executive management must notify the Board of Directors if they have any material direct or indirect interest in any transaction entered into by SNSA. Directors with such a direct or indirect interest may not participate in voting for such transactions.

The Board of Directors and the Board Committees may retain independent advisors, as they deem appropriate and at their discretion. SNSA shall be responsible for the expenses of any such advisor.

SNSA has two classes of shares, Common shares and Founder’s shares. Under Luxembourg company law, Founder’s shares are not considered to be part of the Company’s share capital.

Except for matters where applicable law requires the approval of both classes of shares voting as separate classes, Common shares and Founder’s shares vote as a single class on all matters submitted to a vote of the shareholders, with each share entitled to one vote.

Under the Articles of Incorporation, holders of Common shares and Founder’s shares participate in annual dividends, if any are declared by the Company, in the following order of priority: (i) $0.005 per share to Founder’s shares and Common shares equally; and (ii) thereafter, all further amounts are payable to Common shares only. Furthermore, the Articles also set forth the priorities to be applied to each of the Common and Founder’s shares in the event of liquidation.

Under the Articles, in the event of a liquidation, all debts and obligations of SNSA must first be paid and thereafter all remaining assets of SNSA are paid to the holders of Common shares and Founder’s shares in the following order of priority: (i) Common shares ratably to the extent of the stated value thereof (i.e. $1.00 per share); (ii) Common shares and Founder’s shares participate equally up to $0.05 per share; and (iii) thereafter, Common shares are entitled to all remaining assets.

While the Board of Directors is authorized to restrict, reduce, or prevent the ownership of shares if it appears to the Board of Directors that such ownership may threaten SNSA with grave and imminent harm, it is the intention for the Board of Directors to assess any takeover offer for SNSA or a substantial portion of SNSA’s assets, make a recommendation on any such offer, and call for a General Meeting of Shareholders to vote on the acceptance or rejection of such an offer.

As of November 30, 2007, Fiducia Ltd., a company owned by trusts established for the benefit of certain members of the Stolt-Nielsen family, together with certain members of the Stolt-Nielsen family, controlled 58.4% of the outstanding shares of SNSA entitled to vote generally on matters brought to a vote of shareholders of SNSA. As a result, the Stolt-Nielsen family currently directly and indirectly exercises a controlling influence over SNSA’s operations and has sufficient voting power to control the outcome of matters requiring shareholder approval including: the composition of SNSA’s Board of Directors which has the authority to direct SNSA’s business and to appoint and remove SNSA’s officers; approving or rejecting a merger, consolidation or other business combination; raising future capital; and amending SNSA’s Articles of Incorporation which govern the rights attached to SNSA’s Common shares. This control may also make it difficult to take control of SNSA without the approval of the Stolt-Nielsen family. Additionally, the interests of the Stolt-Nielsen family may conflict with the interests of SNSA’s other investors.

Board meetings

The Board of Directors holds at least four regularly scheduled meetings a year. Meeting schedules are approved by all members of the Board of Directors.

Decisions of the Board of Directors shall be taken by a majority of the votes cast by the Directors present and represented at the meeting provided a quorum is present. The Board of Directors may also act by unanimous written consent.

Board meetings—executive sessions

Independent Directors meet at regularly scheduled executive sessions without the participation of the Directors who are not independent. Directors who are not independent may participate in such sessions to the extent the Board of Directors deems to be appropriate and is permitted by applicable law and the rules of the Oslo Børs.

Annual and extraordinary general meetings

The Board of Directors is responsible for calling both Annual and Extraordinary General Meetings of Shareholders. A specific quorum is not needed except in the case of certain extraordinary matters for which a quorum of 50% of voting shares is required.

The Board of Directors is obligated to hold an Annual General Meeting every year in Luxembourg, normally at the registered office. Variation from such date as set forth in the Articles of Incorporation (third Thursday in April) must be approved by shareholders.

A shareholder or group of shareholders representing at least one-fifth of the outstanding voting shares may request a General Meeting in writing indicating the agenda thereof. The Board of Directors will be obligated to hold the meeting within 30 days after receipt of such request.

Notices for both Annual and Extraordinary General Meetings shall be sent by mail to all holders recorded in the Register no later than 20 days before the date set for the General Meeting.

Notices should provide sufficient information on all matters to be considered at the General Meeting, voting instructions and opportunity to vote by proxy.

Matters at the General Meetings are restricted to those set forth in the agenda.

Director qualifications, candidates, responsibilities, orientation and continuing education

The Chairman of the Board of Directors identifies and evaluates proposed candidates for nomination to the Board of Directors. The Board of Directors authorizes invitations to candidates. Individuals are selected for nomination to the Board of Directors based on their business or professional experience, the diversity of their background, and their array of talents and perspectives.

Management is available to discuss matters of concern to the Board of Directors and the Board of Directors has regular access to senior management. The basic duties and responsibilities of the Directors include attending Board of Directors’ meetings, preparing for meetings by advance review of any meeting materials and actively participating in the Board of Directors’ discussions. Directors are also expected to make themselves available outside of the Board of Directors’ meetings for advice and consultation.

The Board of Directors ensures that SNSA has good internal controls in accordance with the regulations that apply to its activities, including SNSA’s corporate values and ethical guidelines.

SNSA has a Code of Business Conduct which applies to all directors, officers and employees, which is publicly available. Any waivers of the Code of Business Conduct for directors or executive officers are approved by the Board and shall be disclosed in the Annual Report.

Directors’ compensation and stock ownership

The Board of Directors on an annual basis reviews the Directors’ compensation. The review includes a comparison of SNSA’s Director compensation practices against the practices of comparable U.S. and European companies.

Members of the Board of Directors and/or companies with which they are associated shall not in principle take on specific assignments for SNSA in addition to their appointment as a member of the Board of Directors. If they do nonetheless take on such assignments this should be disclosed to the full Board of Directors. The remuneration for such additional duties should be approved by the Board of Directors.

The remuneration including stock-based compensation awarded to SNSA’s Board of Directors for their service as Directors is disclosed in aggregate at the Annual General Meetings and in the Annual Report. Any remuneration in addition to normal directors’ fees shall be specifically identified.

Evaluation of the chief executive officer (“CEO”) and executive management

The performance and compensation of the CEO is reviewed periodically by the Compensation Committee and annually by the Board of Directors in an executive session. Following the latter’s review of performance and consultation with the Chairman (if he is not also CEO) the Committee will recommend any changes in compensation and/or benefits for decision by the Board of Directors in executive session.

The Compensation Committee approves the principles for compensation policy in SNSA and further approves the individual remuneration of the members of Executive Management.

SNSA equity and dividends

The authorized share capital of SNSA may only be increased or reduced by resolution of shareholders as provided in the Articles of Incorporation and under Luxembourg company law. The Board of Directors is authorized until the next Annual General Meeting of Shareholders to increase the issued share capital within the limits of the SNSA authorized capital, or to purchase its own shares.

The authorized share capital of SNSA is 65 million Common shares and 16.25 million Founder’s shares, no par value. As of November 30, 2007, 64,133,796 Common shares and 16,033,449 Founder’s shares were issued and 59,553,563 Common shares and 14,888,391 Founder’s shares were outstanding. The excess of authorized shares compared to outstanding shares is intended to be available for the exercise of stock options under SNSA 1997 stock option plan.

Shareholder approval is required prior to the issuance of new shares which are more than the currently authorized share capital of SNSA.

The suppression of pre-emptive rights, except for purposes of stock option issuance, is authorized until the next Annual General Meeting of Shareholders.

SNSA’s share option plan has been approved at the Annual General Meeting. The plan was established to create a long-term common interest among the directors, the employees, and SNSA’s shareholders. The Compensation Committee administers SNSA’s share option programme. The last awards under the 1997 stock option plan were made in January 2007. It has been replaced by a long-term incentive plan which pays awards to management for meeting defined corporate financial objectives.

Interim dividends can be declared and paid in any fiscal year by approval of the Board of Directors. Final dividends may only be paid after approval by the shareholders at the Annual General Meeting of Shareholders.

The Board of Directors has established a dividend policy that is available on the SNSA website.

Article 36 of the Articles of Incorporation limits individual shareholdings to 20%, single U.S. person shareholdings to 9.9% and shareholders of any single country in aggregate to 49.9%.

Independent auditors

The Audit Committee is responsible for the appointment and supervision of independent external auditors.

The Audit Committee has established guidelines in respect of the use of the Independent Auditors by the company’s executive management for services other than the audit. The Audit Committee shall receive annual written confirmation from the Independent Auditors that such firm continues to satisfy the requirements for independence. In addition, the Independent Auditors shall provide the Audit Committee with a summary of all services in addition to audit work that have been undertaken for the company.

The Independent Auditors shall submit the main features of the plan for the audit of SNSA to the Audit Committee annually.

The Independent Auditors shall participate in meetings of the Audit Committee that deal with the annual accounts. At these meetings, the Independent Auditors shall comment on any material changes in the company’s accounting principles, comment on material management estimates and judgements, and report all matters on which there has been disagreement between the firm and the executive management of the company.

The Independent Auditors shall at least once a year present to the Audit Committee commentary on any significant internal control findings arising during the audit.

The Audit Committee shall hold a meeting with the Independent Auditors at least once a year at which neither the CEO nor any other member of the executive management is present.

Risk management and internal control

The Board of Directors is responsible for SNSA’s system of internal control, which covers financial, operational and compliance controls as well as the risk management processes. SNSA’s system of internal control is designed to manage rather than eliminate the risk of failure to achieve business objectives and provide reasonable assurance that SNSA is operating legally, ethically and within approved financial and operational policies and procedures with sufficient safeguards against material financial statement misstatements or loss of assets.

The Board of Directors, through the Audit Committee, oversees the monitoring of compliance with its internal control system. The Audit Committee meets on a quarterly basis to review and discuss results of internal audits performed by the Operational Audit Department. This also includes matters of an ethical nature. All employees, customers, suppliers and other parties have direct access to the Audit Committee to report any potential illegal or unethical matters.

The Board of Directors carries out an annual review of SNSA’s most significant areas of exposure to risk and its internal control system. SNSA’s business heads are responsible for reporting their business risks to the Board of Directors.

Information and communications

All information distributed to SNSA’s shareholders is published on SNSA’s website.

SNSA promptly submits all material press releases to Oslo Børs, disseminates such material press releases through an approved news wire service that provides simultaneous and broad distribution, and files with or furnishes to the U.S. Securities and Exchange Commission, material press releases on Form 6-K. The Company expects to deregister in May 2008 at which point future filings will be only with the Oslo Børs.

Copies of audited financial statements of SNSA shall be distributed to shareholders prior to the Annual General Meeting of Shareholders and shall be filed with the Oslo Børs and the U.S. Securities and Exchange Commission at the time it is distributed to shareholders.

SNSA publishes an overview each year of the dates for major events such as its Annual General Meeting of Shareholders, publication of interim reports, public presentations, dividend payment date if appropriate, etc. The overview is available on SNSA’s website.

After each quarterly earnings release, SNSA holds a conference call to discuss the results and respond to investor and analyst questions. The conference call is open to all those who wish to participate. Twice per year the conference call is held in person in front of a live audience. All conference calls have a telephone dial-in and are webcast with playback options available.

Financial Review

Jan Chr. Engelhardtsen, Chief Financia Officer

Management’s Discussion of Operating Performance

This section discusses matters we consider important to understand our operating results and financial condition for the years ended November 30, 2007 and 2006. This discussion consists of:

•    Results of Operations;

•    Business Segment Performance;

•    Liquidity and Capital Resources;

•    International Financial Reporting Standards Implementation; and

•    Critical Accounting Estimates.

Results of Operations

Presented below is a summary of our consolidated financial data for fiscal years 2007 and 2006:

For the years ended November 30, (in thousands)	2007	2006

Operating Revenue	$1,759,377	$1,565,227
Operating expenses	1,380,006	1,214,843
Gross Profit	379,371	350,384
Gross margin	21.6%	22.4%
Equity in net income of non-consolidated joint ventures and equity method investees	21,963	17,536
Administrative and general expenses	(213,166)	(207,667)
Restructuring charges	(442)	(1,761)
Gain on disposal of assets, net	3,148	4,091
Other operating income, net	2,082	3,916
Operating Income	192,956	166,499
Operating margin	11.0%	10.6%
Non-operating income (expense):
Interest expense	(29,237)	(35,468)
Interest income	5,937	7,816
Foreign currency exchange (loss) gain, net	(10,415)	3,491
Loss on retirement of debt	(1,011)	—
Income from Continuing Operations before Income Tax Provision, Minority Interest and Equity in Net Income of Marine Harvest	158,230	142,338
Income tax provision	(5,799)	(5,025)
Income from Continuing Operations before Minority Interest and Equity in Net Income of Marine Harvest	152,431	137,313
Income from continuing operations margin	8.7%	8.8%
Minority interest	(303)	(85)
Equity in net income of Marine Harvest	—	60,800
Gain on disposal of Marine Harvest	21,792	—
Income from Continuing Operations	173,920	198,028
Income from discontinued operations	—	1,887
Gain on sale of investment in discontinued operations	42,443	—
Net Income	$216,363	$199,915

Net income was $216.4 million for 2007, an increase of $16.4 million from 2006. During 2007, we completed the sale of our Australian bluefin tuna business for a gain of $42.4 million and finalized the sale of our 25% investment in Marine Harvest for a gain of $21.8 million.

Income from continuing operations before minority interest and equity in net income of Marine Harvest was $152.4 million, an increase of $15.1 million or 11.0% compared to 2006. The significant factors affecting our performance in 2007 were:

•    12.4% growth in overall revenues driven by stronger markets in all our business activities and increased rates, especially in tankers and terminals.

•    Gross margins declined by 3.7% due to increases in external short-term time charter hire expenses, bunker fuel costs and higher ship management costs, particularly manning. Higher container freight costs for tank containers caused gross margins to decrease.

•    Our operating margin was 11.0% as compared to 10.6% in 2006. The slight increase was due to administrative and general expenses not increasing in the same proportion as revenues.

Operating Revenue

Operating revenue for 2007 increased by $194.2 million due to the strong underlying revenue growth in all our markets, particularly tankers and tank containers.

The continued strong tanker market during most of 2007 resulted in higher freight rates being achieved on most of our Contracts of Affreightment (“COA”) renewals. In the case of tank containers, revenue increased based upon a strong demand worldwide. The increase in tank container capacity was 10.9% for the year with container shipments up by 8.2% .

Terminals increased their operating revenue by 10.3% in 2007 due to increased activity and capacity, improved pricing and expanded terminal and rail services.

The 41.8% growth in the revenues of Stolt Sea Farms (“SSF”) was due to increased demand and higher prices on turbot as well as the acquisition of Sterling Caviar, LLC (“Sterling Caviar”) in December 2006.

Gross Profit

Our gross profit increased by $29.0 million or 8.3% compared to 2006 while gross margins declined from 22.4% in 2006 to 21.6% in 2007, reflecting the underlying cost pressures in our various businesses. Margins were affected primarily by increased short-term time charter expenses, higher bunker fuel costs, higher manning and ship management costs and a weaker U.S. dollar affecting our costs denominated in Euros, British pounds and other currencies.

Equity in Net Income of Non-consolidated Joint Ventures and Equity Method Investees

Our joint ventures delivered strong performances overall and resulted in a $4.4 million or 25.2% increase in the net income of non-consolidated joint ventures and equity method investees.

The increase was mainly due to recognizing a full year impact of our share of income from our joint venture with Oiltanking in Antwerp, Belgium, which was formed in the third quarter of 2006. Revenue growth at our Ulsan, South Korean joint venture also remained strong in 2007. Further, we recorded a one-time gain of $1.9 million on our investment in the Westport, Malaysian joint venture from the successful appeal to the local tax authorities to allow the carryforward of certain tax losses.

While the equity income for our Asian tanker joint ventures fell due to fewer operating days, our tanker joint venture in China was operational all year which resulted in its equity income increasing by $1.3 million in 2007 from 2006.

Administrative and General Expenses

Administrative and general expenses increased by 2.6% or $5.5 million in 2007 compared to 2006. Administrative and general expenses in 2007 showed a slight decrease in antitrust-related legal advisor expenses (from $42.0 million in 2006 to $40.8 million in 2007) and lower Sarbanes-Oxley compliance costs. In addition, in 2006, there was a charge of $6.1 million to correct cumulative prior year errors in accounting for stock-based compensation expense for options awarded in SNSA’s 1993 to 2004 fiscal years.

Offsetting these decreases were inflationary wage and benefit increases and a weaker U.S. dollar which increased our costs denominated in Euros, British pounds and other currencies.

Restructuring Charges

Our restructuring programme started in June 2004 which included the relocation of operational and administrative functions from Houston, Texas and Greenwich, Connecticut (both in the U.S.) to Rotterdam, The Netherlands and London, England. This restructuring programme is gradually coming to a close and, accordingly, our restructuring costs have lowered during 2007.

Gain on Disposal of Assets, Net

In 2007, we had a net gain on the disposal of assets of $3.1 million as compared to $4.1 million in 2006. In 2007, the gain primarily related to the sales of four ships for a gain of $2.3 million while, in 2006, we sold five ships for a $3.1 million gain along with the sale of land in Houston for a $1.1 million gain.

Other Operating Income, Net

Other operating income, net in 2007 was lower by $1.8 million as the majority of other operating income in 2006 related to the reversal of reserves that were no longer required in SNSA corporate of $3.7 million.

Interest Expense

Interest expense was lower by $6.2 million or 17.6% .. While the average level of outstanding debt was higher in 2007, the capitalization of interest increased to $16.5 million in 2007 which was a $12.0 million increase from 2006 as a result of the tanker newbuilding programme.

Interest Income

Interest income was lower by $1.9 million during 2007 due to lower average cash balances during the year compared to 2006 when we had received prepaid sales proceeds for our investment in Marine Harvest which resulted in higher than average cash balances.

Foreign Currency Exchange (Loss) Gain, Net

In 2007, we incurred a foreign exchange loss of $10.4 million compared to a gain of $3.5 million in 2006. The current year losses related to the decline in the U.S. dollar, specifically revaluations of foreign currency loans between related companies with different functional currencies, the revaluation of cash balances and the revaluation of external accounts receivable and payable balances.

Loss on Early Retirement of Debt

The loss relates to the unamortized costs of the $150.0 million terminal loan facility on Stolthaven Houston and New Orleans which was refinanced during the third quarter of 2007.

Income Tax Provision

The income tax provision for 2007 was $5.8 million which was a slight increase from the prior year provision of $5.0 million. The effect on the provision for taxes on income subject to income tax increased; however, this was partially offset by beneficial adjustments to estimates relative to prior years in 2007.

Minority Interest

$0.2 million of minority interest relates to the startup losses on the Lingang Terminal joint venture. The balance relates to the minority interest from Sterling Caviar.

Equity in Net Income of Marine Harvest, Gain on Disposal of Marine Harvest and Gain on Sale of Investment in Discontinued Operations

During 2007, we recognized a gain of $42.4 million on the sale of our Australian bluefin tuna business and $21.8 million on the sale of our investment in Marine Harvest. This completes the restructuring of our key businesses and we do not expect to receive such income in 2008. In 2006, we recognized income of $60.8 million for our 25% share of Marine Harvest.

Business Segment Performance

This section summarizes our operating performance for each of our principal business segments. The “Corporate and Other” category includes corporate-related expenses, and all other operations not reportable under the other segments.

Tankers

Operating revenue

Operating revenue increased by $123.8 million or 11.6% from 2006 to 2007. This change reflects increased trading days and higher COA freight rates for the Stolt Tankers Joint Service (“STJS”) and the regional fleets as a result of the continued strong tanker market. Other factors include an $11.3 million decrease in customer settlements from 2006, a $4.8 million increase in bunker surcharge revenue as a result of the higher bunker prices and a $6.2 million increase in STJS demurrage revenue as a result of increased delays particularly in the U.S. Gulf.

As of November 30, 2007, Tankers owned and/or operated 158 ships, representing 2.57 million deadweight ton (“dwt”) (2006: 2.55 million dwt).

Volumes carried in 2007 were 24.1 million compared to 24.7 million tonnes in 2006 while total trading days in 2007 were 47,960 compared to 47,027 in 2006. Trading days increased only slightly primarily due to the timing of drydockings and increased offhire of certain time chartered ships.

Freight rates during 2007 were on average higher both in the spot market and in our COA. In the third and fourth quarter of 2007, the spot market weakened but higher rates on 2006 and 2007 COA renewals and strong COA volumes driven in part by a weaker dollar, limited our exposure to spot market fluctuations.

Business Segment Performance

For the years ended November 30, (in thousands)	2007	2006

Operating Revenue:
Tankers	$1,189,940	$1,066,107
Terminals	103,421	93,792
Tank Containers	390,477	351,572
Stolt Sea Farm	69,469	48,998
Corporate and Other	6,070	4,758
Total	$1,759,377	$1,565,227
Gross Profit:
Tankers	$221,757	$211,725
Terminals	41,388	38,289
Tank Containers	82,757	81,010
Stolt Sea Farm	30,243	19,741
Corporate and Other	3,226	(381)
Total	$379,371	$350,384

Tankers

			% of STJS net
			earnings for
			the year ended
	Number	Millions	November 30,
	of ships	of dwt	2007
Stolt Tankers Joint Service:
Stolt-Nielsen S.A. (40 owned)	51	1.63	83.0
NYK Stolt Tanker S.A	6	0.16	9.5
Bibby Pool Partner Limited	1	0.01	2.5
Unicorn Lines (Pty) Limited	4	0.10	4.3
BW Chartering Limited	2	0.04	0.7
	64	1.94	100.0
Time chartered ships	10	0.24
Total Stolt Tankers Joint Service	74	2.18
Ships in regional services	84	0.39
Total	158	2.57

Our European regional services expanded their fleets which, combined with increasing freight rates and strong cargo volumes, delivered good revenue and profit growth. Total regional fleet revenue increased 21.8% to $204.9 million.

The Sailed-In Time-Charter Index is a measure of the daily sailed-in rate for the STJS indexed to the rate for our fleet during the first quarter of 1990. During the period of 1990 to 2007, the average annual Sailed-In Time-Charter Index ranged from a high of 1.35 in 1995 to a low of 0.93 in 1999 and averaged 1.14 over this period. The average Sailed-In Time-Charter Index for 2007 was 1.35 compared to 1.31 in 2006. The Sailed-In Time-Charter Index for the fourth quarter of 2007 was 1.25.

We have actively engaged in discussions with a number of our customers regarding the subject matter of the DOJ and EC anti-trust investigations. We have reached agreements or agreements in principle resolving the existing and potential antitrust claims with a majority of our customers, with the condition that the customer relinquishes all claims arising out of the matters that are the subject of the antitrust investigations. These agreements typically affect the commercial terms of our contracts with the relevant customers. In certain cases, we have agreed to make up-front cash payments or guaranteed payments to customers, often in conjunction with rebates. We have made provisions against operating revenue totalling $10.6 million in 2007 and $21.9 million in 2006, reflecting all such payment terms of settlement agreements, agreements in principle or offers made to customers. In other cases, we have agreed to future discounts, referred to as rebates, which are subject to a maximum cap and are tied to continuing or additional business with the customer. Potential future rebates, which we do not guarantee, are not charged against operating revenue unless they are in consideration for settlement of existing or potential antitrust claims or the rebate is earned. The aggregate amount of potential future rebates under existing settlement agreements, agreements in principle and offers made and not recognized is approximately $0.8 million as of November 30, 2007. We expect to earn the majority of the operating revenue subject to these rebates in 2008.

Gross Profit

Gross profit increased by $10.0 million while gross margins declined from 19.9% in 2006 to 18.6% in 2007. The gross margin decline resulted primarily from higher bunker costs, higher time charter costs due to higher time charter rates and greater use of time chartered ships, increased ship management costs and the weakening of the U.S. dollar.

Bunker expenses increased by $20.6 million in 2007. The average price of Intermediate Fuel Oil (“IFO”) bunker fuel increased from $300/MT in the first quarter of 2006 to $433/MT in the fourth quarter of 2007 while the average price of IFO bunker fuel purchased by us during 2007 was approximately $352 per ton compared to $313 per ton in 2006. The impact of this price increase was limited through hedging and bunker surcharge clauses. Bunker surcharge clauses are included in approximately 70% of our COA.

Port delays had a significant impact on our results particularly in the first half of 2007, causing us to time charter additional tonnage and sublet certain cargos to meet customer commitments. Time charter costs increased by 18% and sublet expense increased by 49%.

Ship owning costs increased 17% in 2007. The increase was driven by increased manning cost due to wage increases and additional crew training and increased maintenance and repair expenses, including drydocking amortization, due to the aging of the fleet.

In addition, the weakening of the U.S. dollar negatively impacted margins as almost all of our tanker revenue is in U.S. dollars and a significant portion of costs, in particular certain crew costs, port expenses and drydocking charges are incurred in non-U.S. dollar currencies.

Terminals

Operating Revenue

Terminals increased their revenue by 10.3% in 2007 due to increased capacity, improved price realization and expanded terminal and rail services.

Total terminal capacity increased to 4.62 million barrels (0.734 million cubic metres) in 2007 from an average of 4.47 million barrels (0.709 million cubic metres) at the end of 2006, an increase of 3.4%, while utilization remained stable at an average of 98.25% in 2007 and 98.44% in 2006.

Revenue increased from additional capacity added to our Santos terminal in late 2006 which generated revenue for the full year of 2007. Additionally, new tanks were added in Houston and tanks damaged from Hurricane Katrina were fully operational for all of 2007 at our New Orleans facility.

All three terminals were also able to escalate contract storage rates in connection with contract renewals. In addition to storage revenue, the Houston terminals increased truck activity while revenue for rail services increased by $2.7 million due to increased rates and utilization as well as to an increase in the subleasing business.

Gross Profit

Gross profit increased by $3.1 million, caused by the increase in revenue and partially offset by an increase in operating expenses, while gross margins decreased to 40.0% from 40.8% . In total, operating expenses increased by $6.5 million or 11.8% from 2006 to 2007 caused by capacity expansions, an increase in tank car hire as a result of increased movements and rates as well as inflationary salary and benefit increases and higher property liability insurance expenses. In Santos, we recorded a $1.2 million provision for remediation of soil contamination. Offsetting these increases were reduced utility costs in Houston due to lower volume of steam and reduced rates for nitrogen.

Tank Containers

Operating Revenue

Tank Containers’ revenues increased by 11.1% or $38.9 million in 2007 reflecting strong demand for tank containers, continued high utilization, additions to our overall capacity and increased rates. In 2007, we handled 87,921 (2006: 81,259) container movements representing an 8.2% increase over 2006 activities. This growth was on the back of strong U.S. and European export markets coupled with growth in developing markets.

Utilization was 76% in 2007, consistent with the rate for 2006, even with a 10.9% increase in the fleet to 21,010 tank containers (2006: 18,944). This was due to strong global market conditions resulting in increased shipments. Utilization was enhanced by our focus on positioning tank containers for future expected shipments.

Our rates in the North American export market increased as a result of strong market conditions and our ability to recover increases in operating expenses such as bunker fuel surcharges. The average rate also increased as a result of the increased activities coming from regions where rates are stronger such as the U.S. and Europe.

Gross Profit

Tank Container’s gross profit increased by $1.7 million though gross margin fell to 21.2% in 2007 from 23.0% in 2006. The gross margin reduction was due to increased freight costs, mainly caused by increased supplier surcharges. These surcharges, consisting of currency adjustment factors, bunker adjustment factors and overweight container surcharges levied by shipping companies for trade between Europe and Asia, were passed on to customers whenever possible but without a markup.

Further causes of the lower gross margins were the weaker U.S. dollar which increased foreign-denominated operating costs and the costs related to the movement of empty tank containers. The latter resulted from changes in shipment volumes into and out of certain regions resulting in an increase in empty shipments.

Stolt Sea Farm

Operating Revenue

Operating revenue in 2007 increased by 41.8% or $20.5 million compared to 2006. $6.7 million of the increase was due to the acquisition of Sterling Caviar in December 2006 with the remaining increase coming from the turbot operations. The increase in the turbot revenue was caused by higher mortalities of competitors’ products, increasing demand of and price for our turbot. The turbot operations which are priced in Euros also benefited from the weak U.S. dollar.

Gross Profit

SSF had a gross profit of $30.2 million in 2007 while gross margins improved significantly from 40.2% in 2006 to 43.5% in 2007. The improvement in the gross profit and gross margins of the turbot operation during this period was primarily due to prices 15% higher than in 2006 as a result of improved market conditions. Volumes were comparable with the 4,211 tonnes sold in 2007 compared to 4,156 in 2006 as our capacity is limited to the existing farms, and the costs were well under control with costs per kilo lower by 2% in 2007 compared to 2006 due to the better than normal performance of our farms during the autumn of 2007.

Liquidity and Capital Resources

During 2007 we met our liquidity needs through a combination of cash generated from operations, borrowings from commercial banks and sales proceeds from our assets.

We generally operate with negative working capital, which reflects the collection/payment cycle in the tanker business where invoicing usually takes place at or shortly after loading, while expenses are paid within normal business terms. For Tank Containers and Terminals, a normal business operating cycle prevails, while in Stolt Sea Farms the production cycle for various farmed fish species transpires over several months to years; therefore, Stolt Sea Farms requires working capital to finance inventory.

Ships and tank containers can be an important source of liquidity as these assets are used to secure debt or can be sold and if needed leased back. We realized proceeds from the sales of ships and other assets of $12.4 million in 2007 (2006: $23.8 million).

Liquidity and Capital Resources

For the years ended November 30,	2007	2006
(in millions)
Summary Cash Flows
Net cash provided by operating activities:
Income from continuing operations	$173.9	$198.0
Adjustments to reconcile net income to net cash from operating activities	79.5	29.6
Changes in working capital assets and liabilities	(47.4)	9.5
Payments of drydocking costs	(30.1)	(18.1)
Other	(9.6)	(4.0)
Continuing operations	166.3	215.0
Discontinued operations	(0.8)	3.0
Net cash from operating activities	165.5	218.0
Net cash (used in) provided by investing activities:
Capital expenditures	(234.0)	(298.3)
Investment in and advances to joint ventures and equity method investees	(62.7)	(58.0)
Proceeds from sales of ships and other assets	12.4	23.8
Proceeds from sale of Marine Harvest and cash contribution to Marine Harvest	—	418.3
Other	8.0	6.5
Continuing operations	(276.3)	92.3
Discontinued operations	70.2	(0.9)
Net cash from investing activities	(206.1)	91.4
Net cash provided by (used in) financing activities:
Increase (decrease) in short-term bank loans	123.4	(28.7)
Repayment of long-term debt	(55.3)	(62.7)
Proceeds from issuance of long-term debt	37.0	55.0
Dividends paid	(59.8)	(125.8)
Purchase of Treasury Common shares	(11.0)	(134.1)
Other	2.1	1.5
Net cash from financing activities — Continuing operations	36.4	(294.8)
Effect of exchange rate changes on cash	3.4	0.3
Net (decrease) increase in cash and cash equivalents	$(0.8)	$14.9

We believe that our cash flow from operations and available credit facilities will continue to provide the cash necessary to satisfy our working capital requirements and capital expenditures, as well as to make scheduled debt repayments and satisfy our other financial commitments for the fiscal year 2008.

Net Cash Provided by Operating Activities

Cash flows from operations are derived principally from the collection of receivables due from customers. Our cash collections are derived from COA and spot contracts for tankers, along with the collections from customers of tank containers, terminals and sea farms. In 2007, we generated net cash from operating activities continuing operations of $166.3 million. This compares with $215.0 million in 2006. The reduction between the years is due to an increase in working capital requirements due to the timing of cash receipts on receivables and payments on accounts payables as well as additional drydocking payments in 2007.

Net Cash (Used in) Provided by Investing Activities

Cash flows from net investing activities—continuing operations used $276.3 million in 2007, compared to providing $92.3 million in 2006.

Significant investing activities during 2007 were (i) capital expenditures of $234.0 million, which was $64.3 million lower than 2006 and (ii) investments and advances to non-consolidated joint ventures of $62.7 million (primarily investments in Shanghai Sinochem—Stolt Shipping Ltd., Stolthaven Ningbo Co Ltd. and Tianjin Lingang Stolthaven Jetty Company and advances to Oiltanking Stolthaven Antwerp N.V.), as compared to $58.0 million in the prior year. Offsetting the uses of cash were (i) $12.4 million from the sale of ships and other assets and (ii) insurance proceeds on the Hurricane Katrina claim for $10.7 million. The 2006 cash flows also benefited significantly from $418.3 million of prepaid proceeds relating to the disposal of Marine Harvest in December 2006.

Capital asset expenditures by business over the last two years are summarized below:

For the years ended November 30,	2007	2006
(in millions)
Tankers	$139.6	$264.4
Terminals	14.9	11.3
Tank Containers	74.4	18.4
SSF	2.4	2.7
Corporate	2.7	1.5
Sub-total	234.0	298.3
Discontinued Operations	—	0.4
Total SNSA	$234.0	$298.7

Capital expenditures for the year include (a) $93.3 million for deposits and progress payments on seven newbuildings, (b) $14.9 million for the purchase of the M/T Stolt Razorbill, (c) capitalized interest of $16.5 million, (d) purchase of 2,300 tank containers for $35.9 million and (e) repurchase of 2,632 tank containers which were previously being leased for $32.0 million.

Net investing activities—discontinued operations in 2007 was $70.2 million and represented the net proceeds from the disposal of the Southern bluefin tuna business.

Net Cash Provided by (Used in) Financing Activities

Net cash provided by financing activities—continuing operations totalled $36.4 million in 2007 compared to net cash used of $294.8 million in 2006.

The principal uses of cash for financing activities in 2007 were (i) $11.0 million for the purchase of Common shares, as compared to $134.1 million in 2006, (ii) $59.8 million in dividend payments, as compared to $125.8 million in 2006 and (iii) $55.3 million in repayment of long-term debt, as compared to $62.7 million in 2006. The significant cash sources from 2007 financial activities included net proceeds of $37.0 million from the refinancing of long-term debt related to terminal mortgages, as compared to issuances of long-term debt of $55.0 million in 2006, and a $123.4 million increase in short-term loans payable to banks, as compared to a decrease of short-term loans payable of $28.7 million in 2006. The increase in short-term loans in the current year is due to our use of working capital lines to pay for progress payments on our tanker newbuildings. We expect to secure long-term financing using these ships as collateral upon their completion which will reduce our short-term loans in the future.

Indebtedness

Our total consolidated debt was $740.4 million and $630.8 million as of November 30, 2007 and 2006, respectively, as set forth in the table below:

(in millions)	2007	2006

Long-term debt (including current portion)	$469.4	$486.2
Short-term bank loans	271.0	144.6
Total debt	$740.4	$630.8

As of November 30, 2007, we directly owned 67 ships and barges having a total net book value of $1,052.9 million. Of the 67 total ships, 18 ships with a total net book value of $139.7 million were unencumbered while 49 ships with a total net book value of $913.2 million were collateralizing total credit facilities of $1,023.8 million of which $567.0 million was drawn down at year end. As of November 30, 2007, we also owned 12,176 unencumbered tank containers (out of 21,010 tank containers operated), having a total net book value of $153.5 million.

Short-Term Debt

Short-term debt consists of debt obligations to banks under multi-year revolving credit agreements, uncommitted lines of credit and bank overdraft facilities. Amounts borrowed pursuant to these facilities bear interest at rates ranging from 2.00% to 7.10% for 2007 and from 4.84% to 6.57% for 2006. The weighted average interest rate was 5.8% and 5.4% for the years ended November 30, 2007 and 2006, respectively. Some of these lines are generally payable on demand and can be withdrawn by the banks with short notice.

Long-Term Debt

Long-term debt consists of debt collateralized by mortgages on our ships and terminals. It does not include the off-balance sheet arrangements discussed below. Our long-term debt was $469.4 million and $486.2 million as of November 30, 2007 and 2006, respectively, as set forth below:

(in millions)	2007	2006

Long-term debt	$469.4	$486.2
Less: Current maturities	(42.5)	(67.3)
	$426.9	$418.9

On July 31, 2007 we entered into a $200 million seven-year secured term loan and revolving credit agreement with various lending institutions including DnB as administrative and collateral agent. The initial draw down on this facility was $169 million. This amended and restated agreement effectively refinanced a $150 million five-year facility, which was entered into on August 13, 2004 and amended in July 2005, and provided funding for capital expenditures for the terminals in 2007 and 2008. The interest rates on this facility range from LIBOR plus 0.60% to LIBOR plus 1.20% depending on the level of consolidated indebtedness to consolidated earnings before interest, taxes, depreciation and amortization (“EBITDA”).

As of November 30, 2007 $169 million was outstanding on this facility. The remaining available amount of $31 million is expected to be drawn down during 2008 and early 2009. This facility matures on July 31, 2014 with repayments scheduled to begin on October 31, 2010.

This facility contains affirmative and negative covenants, including but not limited to financial covenants requiring minimum levels of consolidated tangible net worth, maintenance of a maximum ratio of consolidated debt to consolidated tangible net worth of 2.0:1.0 and maintenance of a minimum ratio of consolidated EBITDA to consolidated interest expense of 2.0:1.0. The facility also sets forth among other things limitations on additional liens on the assets of the mortgaged properties, limitations on mergers and sales of assets.

Contractual Obligations

(in millions)	Total	Less than 1 yr.	2-3 yrs.	4-5 yrs.	More than 5 yrs.

Contractual cash obligations:
Long-term debt	$469.4	$42.5	$91.9	$129.6	$205.4
Operating leases	408.9	171.0	160.7	50.1	27.1
Committed capital expenditures	1,438.9	688.7	425.0	325.2	—
Customer antitrust related settlement payments	0.8	0.8	—	—	—
Long-term fixed rate debt interest payments	123.2	25.1	43.0	31.1	24.0
Long-term variable rate debt interest payments (1)	13.6	3.5	6.2	3.5	0.4
Pension obligations (2)	9.1	9.1	—	—	—
Other post-retirement benefit obligations (3)	0.8	0.8	—	—	—
Total contractual cash obligations:	$2,464.7	$941.5	$726.8	$539.5	$256.9

Stolthaven Houston Inc. and Stolthaven New Orleans L.L.C. are the borrowers under this facility. SNSA, Stolt Tankers Holdings Ltd and Stolt Tankers B.V. are guarantors of the obligations of the borrowers under the facility.

Contractual Obligations

We have various contractual obligations, some of which are required to be recorded as liabilities in the Consolidated Financial Statements, including long-term debt and customer antitrust related settlements. Our operating leases, committed capital expenditures, long-term debt interest payments and other executory contracts, are not required to be recognized as liabilities on our consolidated balance sheets. As of November 30, 2007, our other purchase obligations were not material. The following summarizes our significant contractual obligations as of November 30, 2007, including those reported in our consolidated balance sheet and others that are not:

(1) Long-term variable rate debt interest payments based on an estimated LIBOR rate of 6.0%.

(2) Pension contributions—We have included these amounts based on current estimates of contribution to the pension plans that may be required. We have not disclosed possible payments beyond the next 12 months due to the significant difficulty in forecasting these amounts with any accuracy.

(3) Other post-retirement benefits—We accrue an annual cost for these benefit obligations under plans covering current and future retirees in accordance with generally accepted accounting principles. These amounts could differ significantly from the estimates forecasted because of changes in Medicare or other regulations and/or healthcare costs. We believe it is impossible to make an accurate prediction of cash requirements for these obligations beyond the next 12 months.

We expect to meet our 2008 liquidity needs of $941.5 million through a combination of cash generated from operations, borrowings on our short-term bank loans and use of our newbuildings as collateral for long-term debt upon their completion.

Off-Balance Sheet Arrangements

In addition to the obligations recorded on our consolidated balance sheets, we have certain commitments and contingencies that may result in future cash requirements that are not recorded on our consolidated balance sheets. In addition to the long-term debt interest payments discussed above, these off-balance sheet arrangements consist of operating leases, committed capital expenditures and the retained and contingent interests discussed below.

Operating Leases

Our operating lease commitments were $408.9 million as of the end of fiscal year 2007, as compared to $437.3 million as of the end of fiscal year 2006. As of November 30, 2007, we were obligated to make payments under long-term operating lease agreements for tankers, land terminal facilities, tank containers, barges, computer and office equipment and offices. Certain of the leases contain clauses requiring payments in excess of the base amounts to cover operating expenses related to the leased assets.

Sale/Leaseback of Three Parcel Tankers

In the third quarter of fiscal year 2003, we sold three chemical parcel tankers, with a net book value of $51.1 million, for $50 million in cash proceeds to Dr. Peters GmbH. Such tankers were also leased back, and as of November 30, 2007, we were obligated to make minimum lease payments under the charter hire agreements for the three tankers of $6.6 million, expiring in 2008.

Time Charter of 12 Ships

To replace ships that may be scrapped or reassigned into less demanding trading activities because of age, we have entered into agreements with various Japanese ship owners for time charters for 12 ships with stainless steel tanks. As of November 30, 2007, 11 time charters have commenced with one remaining ship to be delivered in 2008. The 12 time charters are for an initial period of 36 to 96 months and include the option for us to extend the agreements for up to nine additional years. We also have the option to purchase each ship at predetermined prices at any time after three years from the delivery of the ship. The above contractual cash obligation schedule.

includes the leases as these commitments occurred prior to November 30, 2007. These operating leases had commitments for the initial periods of $170 million as of November 30, 2007 for the period 2008 through 2016.

Commitments Relating to Disposed Terminals

In November 2001, we sold our tank storage terminals in Perth Amboy, New Jersey and Chicago, Illinois. The Chicago terminal property was leased under a long-term agreement with the Illinois International Port District. As part of the sale of the terminal in Chicago, we assigned our rights under the lease to a third party. However, we remain contingently liable to the Illinois International Port District if the third party does not return the facility in acceptable condition at the end of the sublease period, on June 30, 2026. For additional information, see Note 24 to the Consolidated Financial Statements.

Directors’ Remuneration

Our six non-executive directors received aggregate fees of $0.5 million plus expenses for serving on the Board of Directors and various committees during the fiscal year ended November 30, 2007. Our two executive directors received compensation of $4.0 million for the same period. Seven of our eight directors also received stock option awards in January 2007 with an exercise price of $28.90. The options vest in four years and expire in January 2017. The compensation expense recorded for the stock options was $0.9 million. The Black-Scholes-Merton option pricing model was used to determine the fair value of stock options at the grant date.

International Financial Reporting Standards (“IFRS”) Implementation

SNSA is a Luxembourg registered company and has its listing on the Oslo Børs following its delisting and future deregistration from Nasdaq. In line with the European Union Directives and the requirements of the Oslo Børs, SNSA and its subsidiaries will transition from U.S. generally accepted accounting standards (“U.S. GAAP”) to IFRS. The first set of audited IFRS financial statements will be issued for the year ending November 30, 2008 along with comparatives for 2007 under IFRS. Accordingly, the financial statements included in this annual report for the year ended November 30, 2007 will be our last set of financial statements under U.S. GAAP.

We have recently completed our IFRS transition project and prepared our Opening Balance Sheet under IFRS on December 1, 2006. We did not identify any significant adjustments, except for the following:

•   Recognition of our biological assets of SSF at fair value under IFRS which will increase the value of our biological assets. Currently, under U.S. GAAP, we record such assets at cost.

•   Recognition of actuarial gains and losses of our defined benefit plans on our balance sheet and discontinuation of the “corridor” approach of amortizing such gains and losses.

Critical Accounting Estimates

In the preparation of our financial statements, there are a number of areas where we use assumptions about the future, management judgements and estimates. Such areas could experience a significantly different outcome should our assumption, judgement and estimates differ from actual results. The key areas where estimates and judgements make significant differences are:

•    Voyage revenues and costs in our tanker operations.

•    Depreciation and impairment of ships.

•    Tax contingencies.

•    Pension and post-retirement benefit plans.

•    Drydocking.

•    Investments in joint ventures and equity method investees.

To obtain a better understanding of our detailed accounting policies on these areas, please see Note 2 to the financial statements included in this Annual Report.

Financial Statements

Independent Auditors’ Report

To the Board of Directors and Stockholders of Stolt-Nielsen S.A.

We have audited the accompanying consolidated balance sheets of Stolt-Nielsen S.A. and subsidiaries (the “Company”) as of November 30, 2007 and 2006, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended November 30, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Marine Harvest N.V., the Company’s investment in which is accounted for by use of the equity method, for the year ended December 31, 2006. The Company’s equity of $322.8 million in Marine Harvest N.V.’s net assets at November 30, 2006, and $60.8 million in that company’s net income for the year then ended are included in the accompanying financial statements. The financial statements of Marine Harvest N.V. for the year ended December 31, 2006 were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Marine Harvest N.V. as of and for the year ended November 30, 2006, is based solely on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors as of and for the year ended November 30, 2006, such consolidated financial statements present fairly, in all material respects, the financial position of Stolt-Nielsen S.A. and subsidiaries as of November 30, 2007 and 2006, and the results of their operations and cash flows for each of the three years in the period ended November 30, 2007 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 18 to the consolidated financial statements, the Company changed its method of accounting for defined benefit plans to adopt Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans – an amendment of FASB Statement No. 87, 88, 106 and 132(R)” with effect from November 30, 2007.

DELOITTE & TOUCHE LLP

London

February 26, 2008

Stolt-Nielsen S.A. Consolidated Statements of Operations

For the years ended November 30,		2007	2006	2005
(in thousands, except per share data)
Operating Revenue:
Tankers		$1,189,940	$1,066,107	$966,155
Tank Containers		390,477	351,572	334,286
Terminals		103,421	93,792	83,251
Stolt Sea Farm		69,469	48,998	231,555
Corporate and other		6,070	4,758	8,789
		1,759,377	1,565,227	1,624,036
Operating Expenses:
Tankers		968,183	854,382	738,242
Tank Containers		307,720	270,562	267,080
Terminals		62,033	55,503	51,579
Stolt Sea Farm		39,226	29,257	202,381
Corporate and other		2,844	5,139	6,918
		1,380,006	1,214,843	1,266,200
Gross Profit		379,371	350,384	357,836
Equity in net income of non-consolidated joint ventures and equity method investees	(Note 4)	21,963	17,536	14,950
Administrative and general expenses		(213,166)	(207,667)	(184,511)
Restructuring charges	(Note 12)	(442)	(1,761)	(7,064)
Gain (loss) on disposal of assets, net	(Note 11)	3,148	4,091	(606)
Other operating income (expense), net		2,082	3,916	(6,003)
Operating Income		192,956	166,499	174,602
Non-Operating Income (Expense):
Interest expense		(29,237)	(35,468)	(47,594)
Interest income		5,937	7,816	6,884
Foreign currency exchange (loss) gain		(10,415)	3,491	(1,443)
Loss on early retirement of debt, net	(Note 16)	(1,011)	—	(15,110)
Income from Continuing Operations before Income Tax Provision, Minority Interest and Equity in Net Income of Marine Harvest		158,230	142,338	117,339
Income tax provision	(Note 13)	(5,799)	(5,025)	(7,006)
Income from Continuing Operations before Minority Interest and Equity in Net Income of Marine Harvest		152,431	137,313	110,333
Minority interest		(303)	(85)	(55)
Equity in net income of Marine Harvest	(Note 8)	—	60,800	11,300
Gain on sale of equity investment in Marine Harvest	(Note 8)	21,792	—	—
Income from Continuing Operations		173,920	198,028	121,578
Income from discontinued operations	(Note 10)	—	1,887	5,559
Gain on sale of investment in discontinued operations	(Note 10)	42,443	—	355,882
Net Income		$216,363	$199,915	$483,019

See notes to consolidated financial statements.

For the years ended November 30,	2007	2006	2005
(in thousands, except per share data)
Income per Common Share (Note 2):
Basic
Income from continuing operations	$2.92	$3.18	$1.87
Income from discontinued operations	—	0.03	0.09
Gain on sale of investment in discontinued operations	0.71	—	5.49
Net Income per Common share	$3.63	$3.21	$7.45
Diluted
Income from continuing operations	$2.89	$3.15	$1.84
Income from discontinued operations	—	0.02	0.08
Gain on sale of investment in discontinued operations	0.71	—	5.37
Net Income per Common share	$3.60	$3.17	$7.29
Weighted Average Number of Common Shares and Common Share Equivalents Outstanding (Note 2):
Basic	59,526	62,243	64,864
Diluted	60,122	62,927	66,218

See notes to consolidated financial statements.

Stolt-Nielsen S.A.

Consolidated Balance Sheets

As of November 30,		2007	2006
(in thousands, except for share data)
ASSETS
Current Assets:
Cash and cash equivalents		$43,722	$44,502
Trade receivables (net of allowance for doubtful accounts of $9,982 in 2007 and $7,260 in 2006)		163,055	131,870
Inventories	(Note 14)	26,831	17,492
Receivables from related parties	(Note 7)	4,801	4,357
Restricted cash deposits		5,370	—
Prepaid expenses		46,478	56,805
Assets held for sale		3,500	—
Other current assets		19,001	11,053
Total Current Assets		312,758	266,079
Fixed assets, at cost:
Tankers		2,109,809	2,086,531
Deposits for tankers under construction		286,298	193,165
Tank containers		245,201	162,566
Terminals		358,150	337,096
Stolt Sea Farm		52,899	53,031
Corporate and other		44,357	38,978
		3,096,714	2,871,367
Less—accumulated depreciation		(1,271,944)	(1,199,108)
Fixed assets, net		1,824,770	1,672,259
Investments in and advances to non-consolidated joint ventures and equity method investees	(Note 4)	246,719	147,564
Investment in and loan to Marine Harvest	(Note 8)	—	322,823
Deferred income tax assets, net of valuation allowances	(Note 13)	6,720	3,720
Goodwill and other intangible assets, net	(Note 9)	851	24,101
Other assets		83,862	77,403
Total Assets		$2,475,680	$2,513,949
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Short-term bank loans	(Note 15)	$270,993	$144,600
Current maturities of long-term debt and capital leases	(Note 16)	42,495	67,301
Accounts payable		64,496	50,638
Accrued voyage expenses		75,655	64,205
Accrued expenses		148,132	155,928
Prepayment proceeds on sale of Marine Harvest	(Note 8)	—	353,450
Other current liabilities		17,734	28,166
Total Current Liabilities		619,505	864,288
Long-term debt and capital leases	(Note 16)	426,942	418,875
Deferred income tax liabilities	(Note 13)	7,317	13,268
Other liabilities		56,506	44,672
Minority interest		10,928	292
Commitments and contingencies (Notes 24 and 25)
Shareholders’ Equity (Note 19):
Founder’s shares: no par value—16,250,000 shares authorized, (2006: 17,250,000), 16,033,449 issued in 2007 and 16,520,364 issued in 2006, less 1,145,058 Treasury shares in 2007 and 1,696,310 in 2006		—	—
Common shares: stated $1—65,000,000 shares authorized, (2006: 69,000,000), 64,133,796 shares issued in 2007, and 66,081,456 shares issued in 2006		64,134	66,081
Paid-in surplus		341,209	356,906
Retained earnings		1,053,995	936,553
Accumulated other comprehensive income, net	(Note 2)	28,806	10,923
		1,488,144	1,370,463
Less—Treasury stock, at cost, 4,580,233 Common shares in 2007 and 6,785,240 in 2006		(133,662)	(197,909)
Total Shareholders’ Equity		1,354,482	1,172,554
Total Liabilities and Shareholders’ Equity		$2,475,680	$2,513,949

See notes to consolidated financial statements.

Stolt-Nielsen S.A.

Consolidated Statements of Shareholders’ Equity

					Accumulated
					Other
					Comprehensive	Comprehensive
	Capital	Paid-in	Treasury	Retained	Income	Income
(in thousands, except for share data)	Stock	Surplus	Stock	Earnings	(Loss), Net	(Loss)	Total

Balance, November 30, 2004	$63,377	$311,016	—	$523,368	$(14,468)	—	$883,293
Exercise of stock options for 2,362,804 Common shares	2,363	30,689	—	—	—	—	33,052
Issuance of 590,701 Founder’s shares	—	—	—	—	—	—	—
Purchase of Treasury Common shares —1,611,650 shares	—	—	(54,835)	—	—	—	(54,835)
Purchase of Treasury Founder’s shares —402,913 shares	—	—	—	—	—	—	—
Stock-based compensation	—	1,227	—	—	—	—	1,227
Cash dividends paid—$2.00 per Common share	—	—	—	(130,984)	—	—	(130,984)
Cash dividends paid—$0.005 per Founder’s share	—	—	—	(82)	—	—	(82)
Net income	—	—	—	483,019	—	$483,019	483,019
Other comprehensive income (loss):
Translation adjustments, net	—	—	—	—	7,182	7,182	7,182
Minimum pension liability adjustments, net of tax benefit of $1,039	—	—	—	—	(2,969)	(2,969)	(2,969)
Net losses on cash flow hedges reclassified into earnings	—	—	—	—	(5,841)	(5,841)	(5,841)
Other comprehensive loss, net						(1,628)
Comprehensive income						$481,391
Balance, November 30, 2005	$65,740	$342,932	$(54,835)	$875,321	$(16,096)		$1,213,062
Cumulative effect adjustment for adoption of SAB 108, net of tax	—	—	—	(12,914)	—	—	(12,914)
Exercise of stock options for 341,892 Common shares	341	3,629	—	—	—	—	3,970
Issuance of 85,473 Founder’s shares	—	—	—	—	—	—	—
Purchase of Treasury Common shares —5,173,590 shares	—	—	(143,074)	—	—	—	(143,074)
Purchase of Treasury Founder’s shares —1,293,397 shares	—	—	—	—	—	—	—
Stock-based compensation	—	10,345	—	—	—	—	10,345
Cash dividends paid—$2.00 per Common share (a)	—	—	—	(125,688)	—	—	(125,688)
Cash dividends paid—$0.005 per Founder’s shares (b)	—	—	—	(81)	—	—	(81)
Net income	—	—	—	199,915	—	$199,915	199,915
Other comprehensive income (loss):
Translation adjustments, net	—	—	—	—	17,928	17,928	17,928
Minimum pension liability adjustments, net of tax benefit of $1,686	—	—	—	—	4,413	4,413	4,413
Net gains on cash flow hedges reclassified into earnings	—	—	—	—	4,678	4,678	4,678
Other comprehensive income, net						27,019
Comprehensive income						$226,934
Balance, November 30, 2006	$66,081	$356,906	$(197,909)	$936,553	$10,923		$1,172,554

					Accumulated
					Other
					Comprehensive	Comprehensive
	Capital	Paid-in	Treasury	Retained	Income	Income
	Stock	Surplus	Stock	Earnings	(Loss), Net	(Loss)	Total
Exercise of stock options for 52,340 Common shares	53	522	—	—	—	—	575
Exercise of stock options for 272,007 Treasury shares	—	(4,731)	7,938	—	—	—	3,207
Cancellation of 2,000,000 Common shares held in treasury	(2,000)	(18,500)	58,365	(37,865)	—	—	—
Stock-based compensation	—	5,217	—	—	—	—	5,217
Disposal of Southern bluefin tuna business	—	1,795	—	(1,272)	—	—	523
Purchase of Treasury Common shares —67,000 shares	—	—	(2,056)	—	—	—	(2,056)
Cash dividends paid—$1.00 per Common share (c)	—	—	—	(59,709)	—	—	(59,709)
Cash dividends paid—$0.005 per Founder’s shares (d)	—	—	—	(75)	—	—	(75)
Net income	—	—	—	216,363	—	$216,363	216,363
Other comprehensive income (loss):
Translation adjustments, net	—	—	—	—	30,743	30,743	30,743
Minimum pension liability adjustments, net of tax benefit of $756	—	—	—	—	(4,339)	(4,339)	(4,339)
FAS 158 translation adjustment, net of tax benefit of $3,578	—	—	—	—	(3,096)	—	(3,096)
Net gains on cash flow hedges reclassified into earnings	—	—	—	—	(5,425)	(5,425)	(5,425)
Other comprehensive income, net						20,979
Comprehensive income						$237,342
Balance, November 30, 2007	$64,134	$341,209	$(133,662)	$1,053,995	$28,806		$1,354,482

(a)	The $125.7 million is inclusive of the 2005 final dividend of $61.4 million and the 2005 interim dividend of $64.3 million.
(b)	The $0.1 million is the 2005 interim dividend.
(c)	The $59.7 million is inclusive of the 2006 final dividend of $29.8 million and the 2006 interim dividend of $29.9 million.
(d)	The $0.1 million is the 2006 interim dividend.

Accumulated Other Comprehensive Income, net as of November 30, 2007 and 2006 consisted of the following:

(in thousands)	2007	2006
Cumulative translation adjustments, net	$45,502	$14,759
Defined benefit pension adjustments, net of tax of $4,334	(12,067)	(4,632)
Net unrealized (loss) gain on cash flow hedges	(4,629)	796
Total accumulated other comprehensive income, net of tax	$28,806	$10,923

See notes to consolidated financial statements.

Stolt-Nielsen S.A.

Consolidated Statements of Cash Flows

For the years ended November 30,		2007	2006	2005
(in thousands)
Cash Flows from Operating Activities:
Net income		$216,363	$199,915	$483,019
Less—income related to discontinued operations		(42,443)	(1,887)	(361,441)
Income from continuing operations		173,920	198,028	121,578
Adjustments to reconcile net income to net cash from operating activities:
Depreciation of fixed assets		98,718	96,067	96,339
Amortization of other intangible assets		30	25	3
Amortization of debt issuance costs		1,334	1,194	1,280
Loss on early retirement of debt—non cash		1,011	—	778
Amortization of drydock costs		16,471	13,758	10,771
Net periodic benefit costs of defined benefit pension plans		6,680	8,480	10,441
Insurance claims recognized		(1,448)	(3,042)	—
Provisions for reserves and deferred taxes		(8,068)	(21,325)	(10,227)
Equity in net income of non-consolidated joint ventures and equity method investees		(21,963)	(17,536)	(14,950)
Equity in net income of Marine Harvest		—	(60,800)	(11,300)
Gain on sale of equity investment in Marine Harvest		(21,792)	—	—
Minority interest		303	85	55
Foreign currency related losses		6,125	6,451	1,359
(Gain) loss on disposal of assets, net		(3,148)	(4,090)	606
Stock-based compensation expense		5,217	10,345	1,227
Changes in assets and liabilities, net of effect of acquisitions and divestitures:
(Increase) decrease in trade receivables		(33,272)	1,956	(8,445)
(Increase) decrease in inventories		(496)	342	28,621
Decrease (increase) in prepaid expenses and other current assets		3,430	(24,564)	7,557
(Decrease) increase in accounts payable and other current liabilities		(17,015)	31,780	33,778
Payments of drydock costs		(30,147)	(18,079)	(2,580)
Contributions to defined benefit pension plans		(10,258)	(9,699)	(24,923)
Insurance proceeds from business interruption claims		622	1,100	—
Dividends from non-consolidated joint ventures		1,483	3,279	5,853
Other, net		(1,460)	1,208	4,584
Net cash provided by operating activities—Continuing operations		166,277	214,963	252,405
Net cash (used in) provided by operating activities—Discontinued operations		(797)	3,071	(23,210)
Net cash provided by operating activities		165,480	218,034	229,195
Cash flows from investing activities, net of effect of acquisitions and investments:
Capital expenditures		(234,004)	(298,338)	(158,321)
Proceeds from sales of ships and other assets		12,383	23,796	9,335
Cash settlement of hedges		—	2,478	—
Investment in joint ventures and equity method investees	(Note 4)	(32,148)	(58,736)	(4,900)
Advances (to) from joint ventures and equity method investees	(Note 4)	(30,504)	711	(2,522)
Acquisition of Sterling Caviar, net of cash acquired	(Note 6)	(1,594)	—	—
Proceeds from sale of Marine Harvest	(Note 8)	—	353,450	—
Proceeds from shareholder loan to Marine Harvest	(Note 8)	—	64,877	—
Cash contribution to Marine Harvest	(Note 8)	—	—	(19,314)
(Increase) decrease in restricted cash deposits		(1,554)	14	(271)
(Increase) decrease in long-term loans and advances to employees and officers	(Note 7)	(100)	—	4,758
Insurance proceeds from loss of assets claims		10,655	1,942	—
Other, net		548	2,060	1,756
Net cash (used in) provided by investing activities—Continuing operations		(276,318)	92,254	(169,479)
Net cash provided by (used in) investing activities—Discontinued operations		70,197	(892)	492,107
Net cash (used in) provided by investing activities		(206,121)	91,362	322,628

For the years ended November 30,		2007	2006	2005
(in thousands)
Cash flows from financing activities:
Increase (decrease) in short-term bank loans, net	(Note 15)	123,357	(28,749)	(119,146)
Repayment of long-term debt	(Note 16)	(55,316)	(62,670)	(418,023)
Principal payments under capital lease obligations		(370)	—	—
Proceeds from issuance of long-term debt	(Note 16)	37,000	55,000	100,000
Debt issuance costs		(1,206)	(2,436)	(2,945)
Proceeds from exercise of stock options		3,782	3,970	33,052
Purchase of Treasury Common shares		(11,024)	(134,106)	(54,835)
Dividends paid		(59,784)	(125,768)	(131,066)
Net cash provided by (used in) financing activities—Continuing operations		36,439	(294,759)	(592,963)
Effect of exchange rate changes on cash		3,422	278	(720)
Net (decrease) increase in cash and cash equivalents		(780)	14,915	(41,860)
Cash and cash equivalents at beginning of year		44,502	29,587	71,447
Cash and cash equivalents at end of year		$43,722	$44,502	$29,587

Cash paid for interest and income taxes was as follows:

For the years ended November 30,	2007	2006	2005
(in thousands)
Interest, including amounts capitalized	$46,036	$30,833	$47,034
Income taxes	$13,478	$10,269	$8,513

The Company capitalized $16.5 million, $4.5 million and $1.3 million of interest for the years ended November 30, 2007, 2006 and 2005, respectively. See notes to consolidated financial statements.

Stolt-Nielsen S.A.

Notes to Consolidated Financial Statements

1. The Company

Stolt-Nielsen S.A. (“SNSA”), a Luxembourg company and its subsidiaries (collectively, the “Company”) is engaged in the transportation business which includes the tankers, tank containers and terminals divisions which comprise the worldwide transportation, storage, and distribution of bulk-liquid chemicals, edible oils, acids, and other specialty liquids.

The Company is also engaged in the seafood business, which is carried out through Stolt Sea Farm Holdings (“SSF”), and produces, processes and markets turbot, sturgeon, caviar and sole. In December 2006, the Company completed the sale of its 25% share of equity investment in Marine Harvest N.V., (“Marine Harvest”). See Note 8 for further details.

The Company owned an offshore contracting business carried out through Stolt Offshore S.A. (“SOSA”), an offshore contractor to the oil and gas industry, specializing in technologically sophisticated deepwater engineering, flowline and pipeline lay, construction, inspection and maintenance services. The Company sold its remaining ownership interest in SOSA in January 2005. See Note 10, “Discontinued Operations” for further discussion.

On December 18, 2006, SSF completed the sale of its Southern bluefin tuna business, based in Port Lincoln, Australia, to SAMS Holdings (SA) Pty. Ltd. for proceeds totalling AUS $90.0 million (approximately $70.2 million at prevailing exchange rates). SSF recognized a gain of approximately $42.4 million on the transaction in the first quarter of 2007, see Note 10 for further discussion.

The Company’s Common shares traded in the form of American Depositary Shares (“ADS”) (each ADS representing one Common share) in the US on Nasdaq. On April 19, 2007, the Company announced its intention to voluntarily delist from the Nasdaq Global Select Market, to be effective as of the close of trading on May 21, 2007, and to terminate its American Depositary Receipt programme.

The Company also intends to file a Form 15F with the SEC to terminate its registration and reporting obligations under the Securities Exchange Act as soon as it becomes eligible to do so. The Company will maintain its listing in Norway on the Oslo Børs.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the dates of the financial statements and reported amounts of revenues and expenses during the year. Management makes certain estimates and judgements, including those related to tanker voyage accounting, container move cost estimates, future drydock dates, inventories and fish mortality, the carrying value of non-consolidated joint ventures, the selection of useful lives for tangible fixed and finite-lived intangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for trade receivables, income tax valuation allowances, provisions for legal disputes, restructuring costs, pension benefits, and contingencies. Management bases its estimates and judgements on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may materially differ from these estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all other entities that are more than 50% owned by the Company, except where the Company’s control over the operations is limited by significant participating interests held by other parties. In addition, the Company consolidates variable interest entities (“VIEs”) for which the Company is determined to be a primary beneficiary, if any. See Note 5 for VIEs where the Company is not the primary beneficiary.

A controlling financial interest in a VIE is present when an enterprise has a variable interest that will absorb a majority of the VIE’s expected losses, receive a majority of the VIE’s expected residual returns, or both.

The equity method of accounting is used when the Company has a 20% to 50% interest in other entities, including joint ventures (“equity method investees”). Under the equity method, original investments are recorded at cost and adjusted by the Company’s share of undistributed earnings or losses of these entities determined in accordance with U.S. GAAP. The Company accrues losses in excess of its investment basis when the Company is committed to provide ongoing financial support to the equity investees.

All material intercompany balances are eliminated on consolidation of subsidiaries and consolidated VIEs.

Impairment of Investments in Non-consolidated Equity Method Investees and Joint Ventures

The Company reviews its investments in non-consolidated equity method investees and joint ventures periodically to assess whether there is an “other than temporary” decline in the fair value of the investment in accordance with Accounting Principles Board (“APB”) Opinion No. 18, The Equity Method of Accounting for Investments (“APB Opinion No. 18”). If the decline is “other than temporary” an impairment charge is recognized. In making this determination, the Company considers, among other things, its ability and intent to hold the investment for a period of time sufficient to allow for an anticipated recovery as well as the severity and duration of the decline in value. If the loss in value is determined to be other than temporary, the amount of the impairment is measured as the difference between the carrying value and the fair value of the asset.

Sale of Stock by Subsidiaries

The Company’s policy is to record gains and losses on sales of stock by its subsidiaries in the consolidated statements of operations, net of the reduction in its economic interest in the subsidiary, unless realization of the gain is uncertain at the time of the sale.

Revenue Recognition

The Company reports its operating revenue on a gross basis with regard to any related expenses in accordance with Emerging Issues Task Force (“EITF”) Issue No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent”, for each of the businesses.

Tankers: The operating results of voyages in progress at the end of each reporting period are estimated and pro-rated on a per day basis for inclusion in the consolidated statements of operations. The consolidated balance sheets reflect the deferred portion of revenues and expenses on voyages in progress at the end of each reporting period as applicable to the subsequent period. Deferred revenues are included in “Accrued Voyage Expenses” in the consolidated balance sheets.

Tankers operates the Stolt Tankers Joint Service (the “Joint Service”), an arrangement in which it provides the coordinated marketing, operation, and administration of deep-sea intercontinental parcel tankers owned or chartered by Tankers. Certain ships that are not owned by Tankers are time chartered under operating leases by Tankers from participants in the Joint Service.

The time charter expense is calculated based upon the combined operating revenue of the ships which participate in the Joint Service less combined voyage expenses, overhead costs, and commissions to outside brokers and upon each ship’s cargo capacity, its number of operating days during the period, and its assigned earnings factor.

Tank Containers: Revenues for Tank Containers relate primarily to short-term shipments, with the freight revenue and estimated expenses recognized when the tanks are shipped, based upon agreed rates. Additional miscellaneous revenues earned from other sources are recognized after completion of the shipment.

Terminals: Revenues for terminal operations primarily consist of rental income for the utilization of storage tanks by customers, with the majority of rental income earned under long-term contracts. These contracts generally provide for fixed rates for the use of the storage tanks and/or the throughput of products through the terminal facility. Revenues are also earned under short-term agreements contracted at spot rates. Revenue is recognized over the time period of usage, or upon completion of specific throughput measures, as specified in the contracts.

SSF: SSF recognizes revenue based on the terms of sale. Where the terms of sale are free on board processing plant, revenue is recognized on dispatch of products to customers. Revenue is recognized on delivery of products to customers, where the terms of sale are cost, insurance and freight and delivered duty paid. The amount recorded as revenue includes all amounts invoiced according to the terms of sale, including shipping and handling costs billed to customers, and after deductions for claims or returns of goods, rebates and allowances against the price of goods, and doubtful debt provisions and write-offs.

Operating Expenses

Tankers: Tankers operating expenses include costs directly associated with the operation and maintenance of the parcel tankers. These types of costs include time charter costs, bunker fuel costs, port costs, manning costs (for example, ship personnel and benefits), depreciation expense, sublet costs, repairs and maintenance of tankers, commission expenses, transshipments, drydock expenses, insurance premiums and other operating expenses (for example, voyage costs, barging expenses, provisions, ship supplies, cleaning, cargo survey costs and foreign exchange hedging costs).

Tank Containers: Operating expenses of Tank Containers consist of costs directly associated with the operation and maintenance of the tank containers. These types of costs include ocean and inland freight charges, short-term tank rental expenses, cleaning and survey costs, additional costs (services purchased and charged through to customers), maintenance and repair costs, storage costs, insurance premiums, depreciation expense and other operating expenses (for example, depot expenses, agency fees and refurbishing costs).

Terminals: Operating expenses of terminals consist of costs directly associated with the operation and maintenance of the terminals. These types of costs include labour and benefit costs, depreciation expense, utilities, rail car hire expenses, real estate taxes for sites, maintenance and repair costs, regulatory expenses, disposal costs, storage costs and other operating expenses (for example, throughput charges, survey costs, cleaning, line haul, rail costs and tank car hire costs).

SSF: SSF operating expenses include production cost of goods sold (“PCOGS”), which are costs incurred for the production of juvenile fish and the subsequent growing of juvenile fish into adult fish ready for market. These PCOGS include costs to produce eggs for fertilization, on-site labour/personnel costs, feed costs, energy costs, contract grower fees, repairs and maintenance costs, oxygen costs, and veterinary fees. Other costs included within operating expenses are costs of fish purchased from third parties, freight costs to customers, all primary and secondary processing and packaging costs, distribution and handling costs, storage, import duties, inventory write downs, lower of cost or market provisions and mortality losses.

Recognition of Provisions for Legal Claims, Suits and Complaints

The Company, in the ordinary course of business, is subject to various claims, suits and complaints. Management, in consultation with internal and external legal counsel, provides for a contingent loss in the consolidated financial statements if the condition existed as of the date of the consolidated financial statements and future events confirming the existence of the contingency are probable and can be reasonably estimated. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 5, “Accounting for Contingencies”, as interpreted by the Financial Accounting Standards Board (“FASB”) Interpretation No. 14, “Reasonable Estimation of the Amount of a Loss”, if management has determined that the reasonable estimate of the loss is a range and that there is no best estimate within that range, the Company will provide the lower amount of the range.

Drydocking Costs

Generally, the Company’s tanker operations drydock their ships every five years. After a ship is 15 years old a shipping society classification intermediate survey is performed between the second and third year of the five-year drydocking period. The Company capitalizes a substantial portion of the costs incurred during drydocking and for the survey and amortizes those costs on a straight-line basis from the time of completion of a drydocking or intermediate survey to the estimated completion of the next drydocking. The Company expenses costs related to routine repairs and maintenance incurred during drydocking that do not improve or extend the useful lives of the assets.

When significant drydocking expenditures occur prior to the expiration of the original amortization period, the remaining unamortized balance of the original drydocking cost and any unamortized survey costs are expensed in the month of the subsequent drydocking. The unamortized portion was $45.1 million for 2007 (2006: $30.5 million) and is deferred in “Other Assets”. An amount of $31.9 million has been capitalized during 2007. Maintenance and repair costs, the amortization of the costs of ship surveys, drydock costs and renewals of tank coatings are included in “Operating Expenses”.

Depreciation

Fixed assets are recorded at cost. Assets acquired pursuant to capital leases are capitalized at the present value of the underlying lease obligations and depreciated on the same basis as fixed assets described below unless the term of the lease is shorter.

Depreciation of fixed assets is recorded on a straight-line basis over the useful lives of the assets as follows:

Years
Parcel tankers and barges	20 to 25
Tank containers	20
Terminal facilities
Tanks and structures	30 to 40
Other support equipment	5 to 35
SSF
Transportation equipment	5 to 10
Operating equipment	4 to 10
Buildings	20 to 40
Other assets	2 to 10
Corporate buildings	30 to 50

Stolt-Nielsen S.A.

Notes to Consolidated Financial Statements continued

2. Significant Accounting Policies continued

Ships and tank containers are generally depreciated to a residual value which reflects management’s estimate of recyclable value or otherwise recoverable value at the end of the estimated useful life of the ship. No residual value is assumed with respect to other fixed assets.

Administrative and General Expenses

Administrative and general expenses include the following costs: personnel and employment, training and development, information systems, communications, travel and entertainment, office costs, publicity and advertising, and professional fees.

These costs are incurred for the following functions: executive management, divisional management, regional management, finance, accounting, treasury, legal, information technology, human resources, office management, sales and marketing, risk and insurance management, ship administrative operations and management (Tankers, Tank Containers and Terminals) and farming administrative management (SSF).

Restructuring Charges

The Company applies SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS No. 146”) for “one time” involuntary termination costs and other exit or disposal related costs.

The Company provides for “one time” involuntary termination costs at fair value at the date the plans are communicated to employees and when the Company is committed to the plan, and it is unlikely that significant changes will be made to the plan. Once accrued, such costs are amortized over the terminated employees’ required period of service, if any. Other costs related to restructuring such as professional service costs, relocation costs and other ancillary costs related to the restructuring are recognized and measured at their fair value in the period in which the liability is incurred and meets the recognition criteria under SFAS No. 146.

The Company accounts for restructuring charges with respect to existing post-employment plans, which includes statutory legal requirements to pay severance costs, under SFAS No. 112 “Employers’ Accounting for Post-employment Benefits”. In these circumstances, the Company recognizes a provision for severance costs at the date that it is probable that the employee will be entitled to the benefits and when these can be reasonably estimated.

Goodwill and Other Intangibles

In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), goodwill and other intangible assets not subject to amortization are reviewed for impairment annually and when an event occurs or circumstances change such that it is reasonably possible that an impairment may exist. Intangible assets which are subject to amortization comprise SSF’s electrical cable rights in Spain which are amortized over 25 years.

In a business combination in which the fair value of the identifiable net assets acquired exceeds the cost of the acquired business, the Company reassesses the fair value of the assets acquired. If, after reassessment, the Company’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess (negative goodwill) is first allocated to eligible long-term assets and any remainder recognized immediately in the statement of operations.

Valuation of Long-Lived Assets

The Company periodically evaluates the carrying value of long-lived assets to be held and used in the business, other than goodwill and intangible assets with indefinite lives and assets held for sale, when events and circumstances require such an evaluation. If the carrying value of a long-lived asset is considered impaired, a loss is recognized based on the amount by which the carrying value exceeds the fair market value for assets to be held and used.

Capitalized Interest

Interest costs incurred during the construction period of significant assets are capitalized and charged to depreciation expense over the useful lives of the related assets.

Deferred Debt Issuance Costs

Debt issuance costs are capitalized and amortized to interest expense over the term of the debt to which they relate. Amortization of debt issuance costs are included in “Interest Expense” in the consolidated statements of operations. Deferred debt issuance costs are included in “Other Assets”.

Income Taxes

The Company accounts for income taxes under the provisions of SFAS No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). SFAS No. 109 requires recognition of deferred tax assets and liabilities for the estimated future tax consequences of events attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Such deferred tax assets and liabilities are measured by applying enacted tax rates and laws to taxable years in which such differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance at such time as, based on available evidence, it is more likely than not that the deferred tax assets will not be realized.

The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the consolidated statements of operations in the period in which the enactment date occurs. Provision for income taxes on unremitted earnings is made only for those amounts that are not considered to be permanently reinvested.

Discontinued Operations and Non Current Assets Held for Sale

Discontinued operations include entities disposed of or classified as held for sale. Assets and liabilities held for sale are measured at the lower of fair value less costs of disposal and carrying amount and assets are not depreciated. The results of discontinued operations are presented separately in the income statement. Similarly, assets and related liabilities are presented as separate items in the balance sheet and the cash flows from discontinued operations are presented separately in the cash flow statement.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, time deposits and certificates of deposit with an original maturity of three months or less.

Inventories

SSF’s raw materials, biomass, and finished goods are valued at average production cost or market price, whichever is lower. Finished goods consist of frozen and processed fish products. SSF capitalizes all direct and indirect costs of producing fish into inventory. This includes depreciation of production assets, and farming overheads including site or farming regional management.

Because SSF deals with living organisms, there is a natural level of mortality in the life cycle, which is unavoidable in the development process from egg to grown fish. This normal mortality varies by species, region, and the stage in the life cycle of the fish. Normal expected mortality levels are set by management in each region depending on the species they farm. Because normal mortalities are an expected cost of getting fish to market, the costs incurred due to normal mortality are carried in the cost of inventory of the remaining fish which are subsequently harvested and sold. Abnormal mortality is mortality which exceeds normal mortality levels. This is usually caused by an identifiable external factor such as a disease outbreak, an accident, adverse weather or water conditions, unusual adverse interaction with other natural organisms, attacks by predators, sabotage or other such factors. Abnormal mortalities are expensed as incurred.

Costs are charged to operations as the fish are harvested and sold, based on the accumulated costs capitalized into inventory at the start of the month of harvesting, and in proportion to the number of fish or biomass of fish harvested as a proportion of the total at the start of that same month. Harvesting, processing, packaging and freight costs, which comprise most of the remaining operating expenses, are expensed in the month in which they are incurred.

Tank Container inventory consists of parts for repairing and refurbishing tank containers and Flexibags. Flexibags are large, disposable polyethylene, rubber or thermo-plastic bags that fit inside a standard 20-foot dry box container and can be used to transport non-hazardous and food grade products.

Inventories are measured at the lower of cost and market.

Foreign Currency Translation and Transactions

SNSA, incorporated in Luxembourg, has U.S. dollar share capital and dividends are expected to be paid in U.S. dollars. SNSA’s reporting currency is the U.S. dollar.

The Company translates the financial statements of its non-U.S. subsidiaries into U.S. dollars from their functional currencies (usually local currencies) in accordance with the provisions of SFAS No. 52, “Foreign Currency Translation” (“SFAS No. 52”).

Under SFAS No. 52, assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the balance sheet date. Revenues and expenses are translated at exchange rates which approximate the average rate prevailing during the year.

The resulting translation adjustments are recorded in a separate component of “Accumulated other comprehensive income, net” as “Translation adjustments, net” in the consolidated statements of shareholders’ equity.

Exchange gains and losses resulting from transactions denominated in a currency other than the functional currency are included in “Foreign currency exchange (loss) gain” in the consolidated statements of operations.

Financial Instruments

The Company follows SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, (“SFAS No. 133”), and has identified and designated all derivatives within the scope of SFAS No. 133, as amended. SFAS No. 133 requires that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met.

A derivative may be embedded in another financial instrument or any other contract for products and services which is known as the host contract. Where the economic characteristics and risks of an embedded derivative are not closely related to those of the host contract the embedded derivative is separated from the host and held on the balance sheet at fair value. Movements in fair value are posted to the statement of operations, whilst the host contract is accounted for in accordance with the specific accounting guidance in relation to that asset or liability.

Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item in the statement of operations, and requires that a company formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

The Company enters primarily into forward exchange contracts to hedge foreign currency transactions on a continuing basis for periods consistent with its committed and forecasted exposures. This hedging minimizes the impact of foreign exchange rate movement on the Company’s U.S. dollar results.

The Company’s foreign exchange contracts do not subject the Company’s results of operations to risk due to exchange rate movements because gains and losses on these contracts offset gains and losses on the forecasted transactions being hedged. Generally, currency contracts designated as hedges of commercial commitments mature within two years.

For each derivative contract, the relationship between the hedging instrument and hedged item, as well as its risk-management objective and strategy for undertaking the hedge is formally documented. This process includes linking all derivatives that are designated as fair value, cash flow, or foreign currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Contracts are typically held to their maturity date matching the hedge with the asset or liability hedged.

The derivative instrument terms (currency, maturity and amount) are matched against the underlying asset or liability resulting in hedge effectiveness. Hedges are never transacted for trading purposes or speculation. Unrealized gains and losses on foreign exchange contracts designated as a cash flow hedge are recorded as an asset or liability in the consolidated balance sheet, with the effective portions recorded in “Accumulated other comprehensive income, net” and any ineffective portions recognized in the consolidated statement of operations. The hedge contract gains or losses within accumulated other comprehensive income, net are included on the same line in the statement of operations and in the same period as the underlying transaction. For hedge contracts designated as fair value hedges, all realized and unrealized gains or losses are recorded in the consolidated statements of operations.

The Company operates in a large number of countries throughout the world and, as a result, is exposed to currency fluctuations largely as a result of incurring operating expenses in the normal course of business. The Company hedges forecasted future payments to suppliers that require payment in a currency other than the functional currency of the operating company. The Company manages these exposures by entering into derivative instruments pursuant to the Company’s policies in areas such as counter party exposure and hedging practices.

The Company also uses interest rate swaps to hedge certain underlying debt obligations. For qualifying hedges, the interest rate differential between the debt rate and the swap rate is reflected as an adjustment to interest expense over the life of the swap in the consolidated statements of operations.

The Company uses bunker fuel hedge contracts to lock in the price for a portion of future forecasted bunker requirements. The hedge contracts are matched against the type of bunker fuel being purchased resulting in effectiveness between the hedge contract and the bunker fuel purchases. Bunker fuel contracts are designated as cash flow hedges and all unrealized gains or losses are recorded in “Accumulated other comprehensive income, net” and as an asset or liability on the consolidated balance sheets. On maturity, the hedge contract gains or losses are reclassified to earnings and therefore included in the underlying cost of the bunker fuel costs in the consolidated statements of operations. This accounting treatment is also applied to foreign currency hedges and interest rate swaps, except for foreign currency hedges relating to ship building contracts. Gains and losses on foreign currency hedges relating to ship building contracts are capitalized and depreciated over the estimated useful life of the ships.

Stolt-Nielsen S.A.

Notes to Consolidated Financial Statements continued

2. Significant Accounting Policies continued

Pensions and Other Post-retirement Benefits

Certain of the U.S. and non-U.S. subsidiaries of the Company have pension (defined contribution and defined benefit) plans and other post-retirement plans, which cover substantially all of the Company’s shore-based employees and certain ship officers of the Company.

The defined benefit plans are funded in conformity with the funding requirements of applicable government regulations. Generally, benefits are based on age, years of service, and the level of compensation during the final years of employment. Prior service costs for defined benefit plans are generally amortized over the estimated remaining service periods of employees participating in that plan. The Company’s contributions to these plans are based on a percentage of employee compensation or employee contributions. In addition to pension benefits, certain post-retirement medical benefits are provided, principally to most U.S. employees. Retirees in other countries are generally covered by government-sponsored programmes.

The Company uses the corridor approach in the valuation of defined benefit plans and other post-retirement benefits. The corridor approach defers all actuarial gains and losses resulting from variances between actual results and economic estimates or actuarial assumptions. For defined benefit pension plans, these unrecognized gains and losses are amortized when the net gains and losses exceed 10% of the greater of the market-related value of plan assets or the projected benefit obligation at the beginning of the year. For other post-retirement benefits, amortization occurs when the net gains and losses exceed 10% of the accumulated post-retirement benefit obligation at the beginning of the year. The amount in excess of the corridor is amortized over the average remaining service period to retirement date of active plan participants or, for retired participants, the average remaining life expectancy of such retirees.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans” (“SFAS No. 158”), which amends SFAS No. 87, “Employers’ Accounting for Pensions”, SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”, SFAS No. 106, “Employers’ Accounting for Post-retirement Benefits Other Than Pensions” and SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Post-retirement Benefits”—an amendment of FASB Statements No. 87, 88, and 106.

SFAS No. 158 requires an employer to recognize the funded status of a defined benefit plan, measured as the difference between plan assets and the projected benefit obligation, in its consolidated balance sheet.

Actuarial gains or losses and prior service cost or benefits that have not yet been recognized through earnings as net periodic benefit cost will be recognized as a component of accumulated other comprehensive income, net of tax, until they are amortized as a component of net periodic benefit cost. The Company adopted SFAS No. 158 for the year ended November 30, 2007.

The adoption of SFAS No. 158 resulted in a credit to other assets of $2.2 million, a debit to deferred tax assets of $3.6 million and a credit to other liabilities of $4.5 million, resulting in a decrease in SNSA’s accumulated other comprehensive income of $3.1 million, net of tax. The measurement date of some plans was changed to November 30.

Stock-based Compensation

In accordance with SFAS No. 123(R), “Share-based Payment”, the Company recognizes stock-based compensation expense based on fair value at the grant date. Related compensation expense is recognized over the vesting period for awards expected to ultimately vest. The Company uses the Black-Scholes-Merton option pricing model to determine the fair value of its stock-based compensation plans.

Upon adoption of SFAS 123(R) on December 1, 2005, the Company used the modified prospective transition method, under which prior year financial statements were not adjusted or restated. Under the modified prospective transition method, SFAS No. 123(R) was applied to:

a)	new awards granted after the adoption of SFAS No. 123(R); and

b)	any portion of awards that were granted after the first fiscal year beginning after December 15, 1994 and had not vested or were amended before December 1, 2005.

Prior to December 1, 2005, the Company accounted for the plans under APB Opinion No. 25, “Accounting for Stock Issued to Employees”.

Earnings Per Common Share

Basic Earnings Per Common Share (“EPS”) is computed by dividing net income by the weighted average number of shares outstanding during the year. Diluted EPS is computed by adjusting the weighted average number of shares outstanding during the year for all potentially dilutive shares and equivalents outstanding during the year using the Treasury stock method.

As further discussed in Note 19, “Capital Stock, Founder’s Shares and Dividends Declared”, Founder’s shares, which provide the holder thereof with certain control features, only participate in earnings to the extent of $0.005 per share for the years in which dividends are declared, and are limited to $0.05 per share upon liquidation. For the purposes of computing EPS, dividends paid on Founder’s shares are deducted from earnings to arrive at net income attributable to Common shareholders. Founder’s shares are not included in the basic or diluted weighted average shares outstanding in the computation of income per Common share.

The outstanding stock options under the 1987 Stock Option Plan and 1997 Stock Option Plan are included in the diluted EPS calculation to the extent they are dilutive.

The following is a reconciliation of the numerator and denominator of the basic and diluted EPS computations:

For the years ended November 30,	2007	2006	2005
(in thousands, except per share data)
Net Income	$216,363	$199,915	$483,019
Less: dividends on Founder’s shares	(75)	(155)	(82)
Net income attributable to Common shareholders	$216,288	$199,760	$482,937
Basic weighted average shares outstanding	59,526	62,243	64,864
Dilutive effect of stock options	596	684	1,354
Diluted weighted average shares outstanding	60,122	62,927	66,218
Basic income per share	$3.63	$3.21	$7.45
Diluted income per share	3.60	3.17	7.29

Outstanding stock options to purchase 1,376,299 shares and 1,287,850 shares were not included in the computation of diluted EPS for the years ended November 30, 2007 and 2006, respectively, because the net effect of these stock options would have been antidilutive.

Impact of New Accounting Pronouncements

Since the Company has decided to report under International Financial Reporting Standards (“IFRS”) from the year ending November 30, 2008, we have not considered the effect of new accounting pronouncements under U.S. GAAP.

3. SAB 108—Cumulative Effect Adjustment to Retained Earnings

In September 2006, the Securities and Exchange Commission (the “SEC”) issued Staff Accounting Bulletin No. 108 (Topic 1N) “Financial Statements—Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides guidance on how to evaluate prior period financial statement misstatements for purposes of assessing their materiality in the current period.

There are two widely recognized methods for quantifying the effects of financial statement misstatements: the “rollover” or income statement method and the “iron curtain” or balance sheet method. Historically, the Company used the “rollover” method. Under this method the Company quantified its financial statement misstatements based on the amount of errors originating in the current-year income statement, and as a result did not consider the effects of prior-year misstatements to be material to the Company’s financial statements. The iron curtain method quantifies a misstatement based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, irrespective of the misstatement’s origination.

SAB 108 now requires that the Company must consider both the rollover and iron curtain methods (“dual method”) when quantifying misstatements in the financial statements.

Upon adoption, SAB 108 permits the Company to adjust for the cumulative effect of errors that were previously considered immaterial under the rollover method that are now considered material under the dual method.

The Company adopted SAB 108 in September 2006 and recorded a cumulative effect adjustment of $12.9 million to correct certain errors that were identified in 2006 relating to its accounting for certain equity method investments which originated generally in periods prior to December 1, 2003. This adjustment affected the carrying amount of equity investments with an offsetting adjustment to the opening balance of retained earnings at December 1, 2005.

The errors which resulted in this adjustment related principally to the Company’s investment in NYK Stolt Tankers S.A. (“NYK Stolt”) and arose as a consequence of, amongst other things (i) errors in the conversion of NYK Stolt’s results from Japanese GAAP to U.S. GAAP, (ii) errors in the recording of transactions between NYK Stolt and the Company and (iii) errors in the application of APB Opinion No. 18. This adjustment was not deemed to be material, individually and in the aggregate, both quantitatively and qualitatively, prior to the adoption of SAB 108, using the rollover method. There was no significant tax effect for this adjustment.

Stolt-Nielsen S.A.

Notes to Consolidated Financial Statements continued

4. Investments in and Advances to Non-consolidated Joint Ventures and Equity Method Investees

Investments in and advances to non-consolidated joint ventures consisted of the following:

		2007
	Geographic	Ownership
As of November 30,	Location	%	2007	2006
(in thousands)
Tankers:
NYK Stolt Tankers S.A.	Japan	50	$42,807	$40,478
Stolt NYK Asia Pacific Inc	Singapore	50	18,517	12,564
Shanghai Sinochem—Stolt Shipping Ltd	China	49	32,299	9,985
NYK Stolt Shipholding Inc	Singapore	50	4,993	2,946
SIA LAPA Ltd	Latvia	49	1,078	1,059
Stoltchem Ship Management (Shanghai) Ltd	China	49	152	109
Shanghai New Ying Yang Marine Services Co. Ltd	China	40	83	60
			99,929	67,201
Tank Containers:
Hyop Woon Stolt Transportation Services Co. Ltd	South Korea	50	719	657
N.C. Stolt Transportation Services Co. Ltd	Japan	50	527	605
N.C. Stolt Chuyko Transportation Services Co. Ltd	Japan	35	198	185
Stolt PTC Bitubulk Pte	Singapore	50	46	—
			1,490	1,447
Terminals:
Oiltanking Stolthaven Antwerp, NV	Belgium	50	105,035	56,489
Jeong-IL Stolthaven Ulsan Co. Ltd	South Korea	50	23,563	21,098
Stolthaven (Westport) Sdn. Bhd.	Malaysia	49	3,816	1,329
Stolthaven Ningbo Co Ltd	China	50	4,451	—
Tianjin Lingang Stolthaven Jetty Company	China	40	8,435	—
			145,300	78,916
Total			$246,719	$147,564

On June 12, 2006, the Company entered into a joint venture agreement with Lingang Harbor Affairs company (“LHAC”) to establish the Tianjin Lingang Stolthaven Jetty Company which was established to own and operate a jetty and docks to be contributed by LHAC. LHAC contributed the jetty in December 2007.

On December 21, 2006, the Company announced the signing of an agreement with CITIC Daxie Development Co. in Ningbo, China to establish a joint venture to design, construct, own and operate a state-of-the-art chemical and oil products terminal on Daxie Island. Each party owns 50% of the newly formed joint venture company, Stolthaven Ningbo Co. Ltd (“Stolthaven Ningbo”).

On July 21, 2006, the Company purchased 50% of the outstanding shares of Oiltanking Stolthaven Antwerp N.V. (“Oiltanking Antwerp”) from Oiltanking Ghent N.V. The Company also entered into a Joint Venture Agreement (“JV Agreement”) with Oiltanking GmbH (“Oiltanking”). The purpose of the joint venture is to provide independent tank terminal services and activities in the Port of Antwerp for bulk-liquid products, animal and vegetable oils, gas products and other products. The purchase consideration could be adjusted in future for the following contingency relating to an acquisition made by Oiltanking in January 2001. As part of the purchase of Oiltanking Antwerp certain indemnities were given to the Company. Any payments made or cash received as a consequence of these indemnities will be recorded when the contingency is resolved and consideration is paid or becomes payable.

Oiltanking also has a contingent call option to repurchase all shares held by the Company in Oiltanking Antwerp if certain revenue targets have not been met within the three years ending September 13, 2009. The Company has evaluated the value of the call option considering, amongst other things, estimated revenue targets. Based on this evaluation, management considers the likelihood of Oiltanking exercising this option to be remote and, accordingly, the value of the call option is currently not significant. The Company will continue to monitor this position and if it appears probable that the revenue targets will not be met, any liability that is expected to be created upon exercise of this call option will be recorded.

The only significant intangible asset identified as a part of this acquisition was Oiltanking’s concession agreement with the Port Authority of Antwerp which will expire in 2030. Based on market rates for similar concession agreements at the date of acquisition, the fair value of this concession was valued at $9.3 million which is reflected in the value of equity investment in non-consolidated joint ventures. This asset is being amortized on a straight-line basis over the remaining life of the concession agreement of 24 years.

Goodwill represents the residual of the purchase consideration over the fair value of the assets and liabilities acquired. Based on the fair value of assets and liabilities acquired as a part of this equity method investment, goodwill is $26.9 million.

Summarized financial information of the Company’s non-consolidated joint ventures and equity method investees representing 100% of the respective amounts included in the individual non-consolidated joint ventures’ financial statements is as follows:

For the years ended November 30,	2007	2006	2005
(in millions)
Income statement data
Operating revenue	$282.8	$196.2	$196.0
Gross profit	92.0	71.2	63.0
Net income	48.8	30.5	29.0

As of November 30,	2007	2006
(in millions)
Balance sheet data
Current assets	$125.2	$87.5
Non-current assets	692.2	570.6
Current liabilities	131.0	163.2
Non-current liabilities	379.0	292.2

The statement of operations for the non-consolidated joint ventures and equity method investees presented above includes the following items related to transactions with the Company:

For the years ended November 30,	2007	2006	2005
(in millions)
Charter hire revenue	$44.4	$47.2	$46.6
Tank container cleaning station revenue	3.7	3.8	4.4
Other revenue	0.1	—	—
Charter hire expense	25.3	18.6	60.1
Management and other expenses	4.7	4.7	4.1
Freight and Joint Service commission expense	1.4	1.4	1.4
Interest expense	6.4	2.3	1.1
Profit sharing expense	0.6	0.6	—
Other expense	0.4	1.0	—

The above charter hire revenues are amounts distributed to NYK Stolt, a non-consolidated joint venture of the Company.

See Note 7 for amounts due from and to the Company from non-consolidated joint ventures and equity method investees.

Stolt-Nielsen S.A.

Notes to Consolidated Financial Statements continued

5. Non-consolidated Variable Interest Entities

NYK Stolt

On August 31, 1987, Nippon Yusen Kaisha Ltd, (“NYK”) and the Company entered into a shareholders’ agreement by which they incorporated NYK Stolt, a company registered in the Republic of Panama. NYK Stolt’s purpose is to enter into bareboat or time charter agreements with outside ship-owners and to operate the ships in accordance with such charter agreements. In any of these charter agreements, NYK Stolt may have the option to purchase a ship which it will exercise if agreed by the shareholders of NYK Stolt.

The Company’s equity investment in NYK Stolt was $3.2 million and $1.0 million at November 30, 2007 and 2006, respectively. Since its incorporation, both NYK and the Company have loaned money to NYK Stolt on several occasions, always in exactly equal amounts. Total loans and interest payable to the Company as of November 30, 2007 and 2006 were $39.6 million and $39.5 million, respectively. The loans have a variable interest rate of 6.39% at November 30, 2007 and 2006. The interest income on the loans is being capitalized by the Company. In 2007, a $2.5 million repayment has been received by both shareholders. The latest due date of the debt after refinancing is in 2020.

Management’s evaluation of NYK Stolt’s joint venture agreements has identified that the Company has variable interests due to the terms of the investment in the entity’s activities and the structure of the financial support provided to the entity. The terms of the joint venture agreement do not expose the Company to the majority of expected cash flow variability and, therefore, this entity is not consolidated.

SNSA’s maximum exposure to loss is the cost of the investment and loan balance which totalled $42.8 million and $40.5 million as of November 30, 2007 and 2006, respectively.

Stolthaven Ningbo

Stolthaven Ningbo was established on December 31, 2006 and is in the early stage of construction of a bulk-liquid terminal for the storage of chemicals and oil products. The Company contributed $4.5 million for its 50% share of Stolthaven Ningbo.

Management’s evaluation of Stolthaven Ningbo has identified that the Company has variable interests due to the total equity investment at risk not being sufficient to permit the entity to finance its activities without additional financial support provided by others, including its equity holders. This is due to Stolthaven Ningbo being a development stage entity and not having obtained external financing. The terms of the joint venture agreement do not expose the Company to the majority of expected cash flow variability and, therefore, this entity is not consolidated.

SNSA’s maximum exposure to loss is the cost of the investment which totalled $4.5 million and nil as of November 30, 2007 and 2006, respectively.

6. Acquisitions

Acquisition of Sturgeon and Caviar business

On December 21, 2006, the Company announced that through its wholly, owned subsidiary, Stolt Sea Farm (“SSF”) it acquired a 75% equity stake in the sturgeon and caviar business, Sterling Caviar LLC, (“Sterling Caviar”) from Marine Harvest.

The total purchase consideration, which consisted of cash of $3.8 million and the assumption of loans of $1.6 million, represented the existing book value of the operations. Sterling Caviar has been consolidated in the Company’s financial statements since the date of acquisition.

The Company recorded the Sterling Caviar acquisition under the purchase method of accounting, with assets and liabilities of Sterling Caviar reflected at their estimated fair values. The Company’s only material fair value adjustment related to inventory and resulted in a $2.2 million increase in the balance. Adjustments to inventory were based upon the inventory market values at the date of purchase. A deferred income tax liability of $0.9 million was recorded in relation to the fair value adjustment.

In accordance with the purchase method of accounting, the excess of the fair value of net assets acquired over the purchase price (“negative goodwill”) of $1.3 million was allocated to Sterling Caviar’s long-term assets which at the purchase date consisted of fixed assets.

7. Related Party Transactions

Chairman Transactions

During the years ended November 30, 2007 and 2006, the Company’s chairman Jacob Stolt-Nielsen contracted certain ship management and other services from the Company totalling $0.4 million for 2007 and $0.7 million for 2006. He repaid $0.5 million and $0.8 million in 2007 and 2006, respectively, leaving a balance payable to the Company of nil and $0.1 million as of November 30, 2007 and 2006, respectively. The maximum amount outstanding from Mr. Jacob Stolt-Nielsen during the year was $0.2 million and $0.6 million for 2007 and 2006, respectively.

Employee and Officer Loans and Advances

Included in “Other current assets” are loans and advances to employees and officers of the Company of $1.2 million as of November 30, 2007 and 2006. In addition, included in “Other assets” are loans and advances to employees and officers of the Company of $0.3 million and $0.2 million as of November 30, 2007 and 2006, respectively. Such loans and advances primarily represent secured housing loans that have been provided to key employees in connection with their relocation, along with advances for travel and other costs.

Transactions with Non-consolidated Joint Ventures and Equity Method Investees

The balance sheet data for the non-consolidated joint ventures and equity method investees in Note 4 includes the following items related to transactions with the Company:

As of November 30,	2007	2006
(in millions)
Amounts due from the Company	$2.5	$7.8
Amounts due to the Company	82.7	43.8

Included within “Amounts due to the Company” is $4.8 million and $4.4 million as of November 30, 2007 and 2006, respectively, for trade receivables from joint ventures. These amounts are reflected in the consolidated balance sheets as “Receivables from related parties”. The remaining amounts due to the Company are included in “Investments in and advances to non-consolidated joint ventures and equity method investees”. Amounts due from the Company are included in “Other current liabilities” in the consolidated balance sheets.

8. Investment in and Loan to Marine Harvest

Contribution of Net Assets to Marine Harvest

On April 29, 2005, the Company completed the merger of the salmon operations of SSF and Nutreco Holding N.V.’s (“Nutreco”) worldwide fish farming, processing, and marketing and sales operations into a new stand-alone business entity, Marine Harvest. The Company retained the turbot and sole operations in Europe and the Southern bluefin tuna operations in Australia. The Southern bluefin tuna operations were sold in December 2006, (see Note 10). The Company accounted for its 25% investment in Marine Harvest under the equity method of accounting beginning on April 29, 2005.

The following table represents the balance sheet changes reflected in the contribution of net assets to Marine Harvest on the consolidated statement of cash flows for the year ended November 30, 2005. As of April 29, 2005, the date of the contribution of net assets to Marine Harvest, the SSF cash and cash equivalents balance was $19.3 million, and has been reflected in the consolidated statement of cash flows for the year ended November 30, 2005 as a net reduction in cash flows from investing activities:

(in thousands)
Deferred income taxes	$(7,759)
Minority interest	(2,938)
Trade receivables, net	42,859
Inventories	173,230
Prepaid expenses and other current assets	9,850
Accounts payable and accrued expenses	(48,940)
Investments in and advances to non-consolidated joint ventures	3,488
Fixed assets, net	83,577
Other assets	1,298
Goodwill and other intangible assets, net	37,063
Long-term debt, including current maturities	(7,645)
Investment in Marine Harvest	(253,100)
Loan to Marine Harvest	(64,600)
Change in cumulative translation adjustment	14,303
$(19,314)

Sale of Marine Harvest

On March 6, 2006, the Company announced that it and Nutreco agreed to sell their entire ownership interests in Marine Harvest to Geveran Trading Co. Ltd. (“Geveran”) for total cash proceeds of €1.2 billion ($1.4 billion). On March 29, 2006, the Company received prepayment proceeds of $353.5 million, representing the prepayment proceeds from the sale of its 25% ownership interest in Marine Harvest.

The sale to Geveran was subject to obtaining approvals from various competition and regulatory authorities. Accordingly, completion of the sale and the transfer of shares to Geveran was deferred until such approvals were received. Given the conditions, the Company continued to account for Marine Harvest under the equity method for the year ended November 30, 2006, and deferred recognition of the gain on sale of Marine Harvest until all such approvals were received.

On December 29, 2006, Geveran received the necessary approvals from the competition and regulatory authorities and the sale was subsequently completed. The Company recorded a gain on sale of Marine Harvest of $21.8 million in the first quarter of 2007.

Carrying Value of Investment

The Company’s investment in and loan to Marine Harvest as of November 30, 2006, comprised:

As of November 30,	2006
(in millions)
Cost of investment in Marine Harvest	$253.1
Equity in net income of Marine Harvest	72.1
Trade receivable paid	(2.4)
Total	$322.8

On February 13, 2006, Marine Harvest closed a €350.0 million unsecured revolving credit facility. This facility was used to repay the Company’s shareholder loan of $64.9 million.

Summarized Financial Data of Marine Harvest

Marine Harvest follows a calendar year end and accordingly the financial information presented below is for the year ended December 31, 2006 and eight months ended December 31, 2005. The Company used the results for these periods to calculate the equity in net income of Marine Harvest in 2006 and 2005, respectively.

Stolt-Nielsen S.A.

Notes to Consolidated Financial Statements continued

8. Investment in and Loan to Marine Harvest continued

The following represents summarized financial data for Marine Harvest prepared under the EU-IFRS for the year ended December 31, 2006 and eight months ended December 31, 2005:

	For the	For the
	year ended	eight months ended
	December 31,	December 31,
Income statement data	2006	2005
(in millions)
Operating revenue	$1,393.0	$875.0
Operating income	292.0	123.0
Net income	251.0	95.0

As of
December 31,
Balance sheet data	2006
(in millions)
Current assets	$1,282.0
Non-current assets	427.0
Current liabilities	301.0
Non-current liabilities	314.0
Shareholders’ equity	1,094.0

9. Goodwill and Other Intangible Assets

Intangible assets are shown below, net of accumulated amortization:

As of November 30,	2007	2006
(in millions)
Intangible assets	$0.7	$25.5
Accumulated amortization	(0.1)	(1.7)
Net intangible assets	0.6	23.8
Goodwill	0.3	0.3
Total	$0.9	$24.1

Intangible assets not subject to amortization were nil and $23.3 million as of November 30, 2007 and 2006, respectively. At November 30, 2006, the assets consisted of the SSF Southern bluefin tuna quota rights in Australia. The Company disposed of the Southern bluefin tuna business on December 18, 2006. The amortization expense for other intangible assets was nil, $0.1 million and $0.1 million in the years ended November 30, 2007, 2006 and 2005, respectively.

The net carrying value of intangible assets subject to amortization was $0.6 million and $0.5 million as of November 30, 2007 and 2006, respectively, primarily consisting of the electrical cable rights for the Vilano turbot site at SSF. Finite-lived intangible assets are amortized over a weighted average useful life of 25 years.

Amortization expense of other intangible assets subject to amortization is expected to be less than $0.1 million in each of the next five years.

Goodwill was $0.3 million and $0.3 million as of November 30, 2007 and 2006, respectively, all of which related to Tank Containers goodwill.

10. Discontinued Operations

On December 18, 2006, the Company announced that SSF had completed the sale of its Southern bluefin tuna business, based in Port Lincoln, Australia, to SAMS Holdings (SA) Pty. Ltd. for proceeds totalling AUS $90.0 million (approximately $70.2 million at the then prevailing exchange rate). The sale is in line with SSF’s strategy of developing species where biological know-how and technology expertise create a fundamental advantage. The Company reported a net gain of $42.4 million on the transaction.

The following table summarizes the results of operations of the Southern bluefin tuna business:

For the years ended November 30,	2006	2005
(in millions)
Operating revenue	$11.4	$14.0
Operating expenses	(8.4)	(17.7)
Gross profit (loss)	3.0	(3.7)
Administrative and general expenses	(0.6)	(0.7)
Gain on disposal of assets, net	0.1	12.2
Operating income	2.5	7.8
Foreign currency exchange gain (loss)	0.1	(0.7)
Income before taxes	2.6	7.1
Income tax provision	(0.7)	(2.6)
Profit from discontinued operations	$1.9	$4.5

The results of operations for the Southern bluefin tuna business for the year ended November 30, 2007, prior to disposal, were minimal.

On January 13, 2005, the Company sold all of its shares in Stolt Offshore S.A. for an aggregate gross value of $504.3 million in a private placement. A gain on sale of the investment of $355.9 million was recognised. Income from discontinued operations for Stolt Offshore S.A. was $1.1 million for the year ended November 30, 2005.

11. Gain on Disposal of Assets, Net

Gain on disposal of assets, net is comprised of the following:

For the years ended November 30,	2007	2006	2005
(in thousands)
Gain (loss) on the sale of Tanker ships	$2,285	$3,107	$(1,802)
Gain on miscellaneous sales of land/condominium	—	1,256	1,671
Loss on closure of office building	—	(4)	(1,077)
Gain on sale of investments in securities	—	—	567
Gain (loss) on sale of other assets	192	(239)	(46)
Gain (loss) on sale of tank containers	671	(29)	81
	$3,148	$4,091	$(606)

During 2007, Tankers recorded gains of $2.3 million from the sales of the Stolt Hamburg, Stolt Avenir, Stolt Koeln and Stolt Emden. During 2006, sales of tanker ships resulted in gains of $3.1 million associated with the sales of the Stolt Taurus, Stolt Titan, Stolt Avance, Stolt Roma and Stolt London.

Stolt-Nielsen S.A.

Notes to Consolidated Financial Statements continued

12. Restructuring Charges

The following tables summarize accrued restructuring charges for the years ended November 30, 2007, 2006 and 2005:

	Opening	Expensed	Paid in	Closing
For the year ended November 30, 2007	Balance	in the Year	the year	Balance
(in thousands)
Personnel and severance costs	$1,131	$289	$(898)	$522
Professional fees	—	5	(5)	—
Relocation costs	—	174	(174)	—
Other	189	(26)	(11)	152
Total	$1,320	$442	$(1,088)	$674

	Opening	Expensed	Paid in	Closing
For the year ended November 30, 2006	Balance	in the Year	the year	Balance
(in thousands)
Personnel and severance costs	$2,685	$1,140	$(2,694)	$1,131
Professional fees	—	111	(111)	—
Relocation costs	—	369	(369)	—
Other	110	141	(62)	189
Total	$2,795	$1,761	$(3,236)	$1,320

	Opening	Expensed	Paid in	Closing
For the year ended November 30, 2005	Balance	in the Year	the year	Balance
(in thousands)
Personnel and severance costs	$1,859	$3,418	$(2,592)	$2,685
Professional fees	—	566	(566)	—
Relocation costs	—	2,506	(2,506)	—
Other	116	574	(580)	110
Total	$1,975	$7,064	$(6,244)	$2,795

In June 2004, the Company announced a restructuring plan which included the relocation of key operational and administrative functions from Houston, Texas and Greenwich, Connecticut to Rotterdam, the Netherlands; London, United Kingdom; and Manila, the Philippines. The majority of the restructuring plan is expected to be complete in 2008.

Summarized below are the restructuring costs incurred from June 2004 to November 30, 2007:

	Total Amount
	Incurred up to	Amount
	December 1,	Incurred
(in thousands)	2006	In 2007

Tankers
Personnel and severance costs	$5,407	$(76)
Professional fees	691	5
Relocation costs	2,818	174
Other	828	(26)
Total	$9,744	$77
Tank Containers
Personnel and severance costs	$577	$—
Professional fees	74	—
Relocation costs	301	—
Other	89	—
Total	$1,041	$—
Terminals
Personnel and severance costs	$292	$—
Professional fees	37	—
Relocation costs	147	—
Other	45	—
Total	$521	$—
SNSA Corporate
Personnel and severance costs	$84	$365
Professional fees	18	—
Relocation costs	81	—
Other	15	—
Total	$198	$365
Grand total
Personnel and severance costs	$6,360	$289
Professional fees	820	5
Relocation costs	3,347	174
Other	977	(26)
Total	$11,504	$442

13. Income Taxes

The following tables present the U.S. and non-U.S. components of the income tax provision for the years ended November 30, 2007, 2006 and 2005:

For the years ended	2007	2006	2005
(in thousands)
Current:
U.S.	$964	$1,610	$381
Non-U.S.	12,903	15,540	6,939
Deferred:
U.S.	(6,081)	(9,564)	(4,898)
Non-U.S.	(1,987)	(2,561)	4,584
Income tax provision	$5,799	$5,025	$7,006

During 2007 various foreign currency tax provisions have been revalued and a foreign exchange loss of $1.5 million has been included in the non-U.S. current tax charge.

Stolt-Nielsen S.A.

Notes to Consolidated Financial Statements continued

13. Income Taxes continued

The following presents the reconciliation of the provision for income taxes to United States federal income taxes computed at the statutory rate:

(in thousands)	2007	2006	2005

Income from continuing operations before income tax provision, minority interest and equity in net income of Marine Harvest	$158,230	$142,338	$117,339
Tax at U.S. federal rate (35%)	$55,381	$49,818	$41,069
Differences between U.S. and non-U.S. tax rates	(487)	(3,812)	(3,349)
Income not subject to income tax	(43,668)	(39,451)	(40,611)
Losses not benefited and change in valuation allowance	(303)	(2,885)	7,844
Write-off of deferred tax assets set up in prior years in companies contributed to Marine Harvest	—	—	11,315
Reversal of United Kingdom Controlled Foreign Company reserve	—	—	(6,361)
Adjustments to estimates relative to prior years	(4,752)	(1,614)	(435)
Other, net	(372)	2,969	(2,466)
Income tax provision	$5,799	$5,025	$7,006

Substantially all of Tankers’ shipowning and ship operating subsidiaries are incorporated in countries which do not impose an income tax on the operating profits of shipping operations.

The components of the deferred tax assets and liabilities as of November 30, 2007 and 2006 are as follows:

As of November 30,	2007	2006
(in thousands)
Deferred tax assets:
Net operating loss carryforwards	$36,113	$28,554
Short-term provisions	4,684	2,946
Employee benefits	3,996	—
Other temporary differences	11,059	8,032
Gross deferred tax assets	55,852	39,532
Valuation allowances	(4,078)	(4,611)
Deferred tax assets	51,774	34,921
Deferred tax liabilities:
Differences between book and tax depreciation	(39,465)	(34,529)
Other temporary differences	(8,222)	(6,993)
Deferred tax liabilities	(47,687)	(41,522)
Net deferred tax asset (liability)	$4,087	$(6,601)
Current deferred tax asset	4,684	2,946
Non-current deferred tax asset	47,090	31,975
Non-current deferred tax liability	(47,687)	(41,522)
	$4,087	$(6,601)

As of November 30, 2007 and 2006, the current deferred tax asset of $4.7 million and $2.9 million, respectively, is included within “Other current assets” in the consolidated balance sheets.

Withholding and remittance taxes are not recorded on the undistributed earnings of SNSA’s subsidiaries since under the current tax laws of Luxembourg and the countries in which substantially all of SNSA’s subsidiaries are incorporated, no material taxes would be assessed upon the payment or receipt of dividends.

Earnings retained by subsidiaries incorporated in those countries which impose withholding or remittance taxes are considered by management to be permanently reinvested in such subsidiaries. The undistributed earnings of these subsidiaries as of November 30, 2007 and 2006 were not material.

As of November 30, 2007 and 2006, the Company had $103.8 million and $82.2 million, respectively, of net operating loss carryforwards for income tax purposes. Of these, $84.7 million and $61.5 million respectively, were in the U.S. and expire in the range 16-20 years. The remainder has an indefinite carryforward period.

The deferred tax assets are mainly comprised of net operating loss carryforwards. The Company has recorded a valuation allowance to reflect the estimated amount of these deferred tax assets that may not be realized.

The valuation allowance decreased to $4.1 million, as of November 30, 2007 from $4.6 million as of November 30, 2006. The valuation allowance relates to net operating loss carryforwards in Brazil.

14. Inventories

Inventories as of November 30, 2007 and 2006 consisted of the following:

2007	Tank Containers	SSF	Total
(in thousands)
Raw materials	$191	$255	$446
Consumables	656	—	656
Seafood biomass	—	25,729	25,729
	$847	$25,984	$26,831

2006	Tank Containers	SSF	Total
(in thousands)
Raw materials	$162	$99	$261
Consumables	433	—	433
Seafood biomass	—	16,798	16,798
	$595	$16,897	$17,492

15. Short-Term Bank Loans and Lines of Credit

Short-term bank loans, which amounted to $271.0 million and $144.6 million as of November 30, 2007 and 2006, respectively, consist principally of drawdowns under committed and uncommitted lines of credit and overdraft facilities.

Amounts borrowed pursuant to these facilities bear interest at rates ranging from 2.00% to 7.10% in 2007, and from 4.84% to 6.57% in 2006. The weighted average interest rate was 5.8%, 5.4% and 4.9% for the years ended November 30, 2007, 2006 and 2005, respectively.

As of November 30, 2007, the Company had various credit lines, including committed lines totalling $774.0 million, of which $503.0 million was available for future use. Of the $774.0 million in total credit lines at November 30, 2007, $725.0 million is committed beyond one year and $49.0 million is periodically subject to renewal. These credit lines which are subject to renewal are payable on demand and can be withdrawn by the banks at short notice. Commitment fees for unused lines of credit were $1.2 million, $1.6 million, and $1.3 million for the years ended November 30, 2007, 2006 and 2005, respectively.

Several of the credit facilities contain various financial covenants, which, if not complied with, could result in the acceleration of repayment of amounts due and limit the ability of the Company to draw funds from time to time.

16. Long-Term Debt and Capital Leases

Long-term debt as of November 30, 2007 and 2006, consisted of the following:

(in thousands)	2007	2006
Preferred ship fixed rate mortgages:
Fixed interest rates ranging from 5.57% to 8.57%, maturities vary through 2016	$238,989	$273,113
Preferred ship variable rate mortgages:
Interest rates ranging from 5.62% to 5.73%, maturities vary through 2014	59,787	67,638
Senior Secured Credit Facility (see below)	169,000	144,000
Bank and notes payable and capital leases:
Interest rates ranging from 0% to 11.0%, maturities vary through 2010	1,661	1,425
	469,437	486,176
Less—current maturities	(42,495)	(67,301)
	$426,942	$418,875

Long-term debt is denominated primarily in U.S. dollars, with $0.1 million and $1.4 million denominated in other currencies as of November 30, 2007 and 2006, respectively.

On July 31, 2007, we entered into a $200 million seven year secured term loan and revolving credit agreement with various lending institutions including DnB Nor Bank ASA as administrative and collateral agent. This amended and restated agreement effectively refinanced a $150 million five year facility, which was entered into on August 31, 2004 and amended in July 2005, and provided funding for capital expenditures for the terminals in 2007. The initial drawdown on this facility was $169 million. The interest rates on this facility range from LIBOR plus 0.60% to LIBOR plus 1.20% depending on the level of consolidated indebtedness to consolidated earnings before interest, tax, depreciation and amortization (“EBITDA”). The Company wrote off $1.0 million of unamortized debt issuance costs associated with the previous facility at the same date.

Stolt-Nielsen S.A.

Notes to Consolidated Financial Statements continued

16. Long-Term Debt and Capital Leases continued

Annual principal repayments of long-term debt and capital leases for the five years subsequent to November 30, 2007, and thereafter, are as follows:

(in thousands)
2008	$42,495
2009	42,290
2010	49,564
2011	61,829
2012	67,828
Thereafter	205,431
$469,437

Agreements executed in connection with certain debt obligations require that the Company maintains defined financial covenants, including but not limited to, minimum consolidated tangible net worth, maximum consolidated debt to tangible net worth and minimum EBITDA to consolidated interest expense. Most of the debt agreements provide for a cross default in the event of a default in another agreement. In the event of a default that extends beyond the applicable remedy or cure period, lenders may accelerate repayment of amounts due to them. Substantially all of the debt is collateralized by mortgages on ships and terminals with a net carrying value of $1.1 billion as of November 30, 2007.

As of November 30, 2007 and 2006, the Company was in compliance with the financial covenants under its debt agreements.

On February 28, 2005, the Company exercised its right pursuant to the note agreements governing certain Senior Notes to redeem all $295.4 million aggregate outstanding principal balance. The Senior Notes were redeemed at the respective redemption prices set forth in each of the note agreements. In connection with the early retirement of its Senior Notes, the Company recognized additional costs on the redemption of $14.3 million, as a result of having to pay a redemption premium in accordance with the terms of the Senior Note agreements.

Additionally, in 2005, the Company wrote off $1.9 million of unamortized debt issuance costs in connection with the retirement of other debt. In 2005, the Company also recognized a gain on retirement of certain ship debt of $1.1 million.

Amortization of debt issuance costs was $1.3 million, $1.4 million and $1.3 million for the years ended November 30, 2007, 2006 and 2005, respectively. Deferred debt issuance costs, net, of $5.1 million and $6.1 million as of November 30, 2007 and 2006, respectively, are included in “Other assets” in the consolidated balance sheets.

17. Operating Leases

As of November 30, 2007, the Company was obligated to make payments under long-term operating lease agreements for tankers, land, terminal facilities, tank containers, barges, equipment and offices. Certain of the leases contain clauses requiring payments in excess of the base amounts to cover operating expenses related to the leased assets.

During 2002 to 2006 the Company entered into agreements with various Japanese shipowners for the time charter (operating lease) of 12 parcel tankers with anticipated deliveries in 2003 through 2008. As of November 30, 2007, 11 time charters have commenced with one remaining ship to be delivered in 2008. The 12 time charters are for an initial period of 36 to 96 months and include an option for the Company to extend the agreements for up to nine additional years. In addition, the Company also has the option to purchase each ship at predetermined prices at any time after three years from the delivery of the ship. These operating leases had commitments for the initial periods of approximately $170 million as of November 30, 2007, for the period 2008 through 2016.

Minimum annual lease commitments, under agreements which expire at various dates through 2047, are as follows:

(in thousands)
2008	$170,965
2009	99,649
2010	61,097
2011	29,159
2012	20,898
Thereafter	27,086
408,854
Less—sub-lease income	(957)
$407,897

Rental and charter hire expenses under operating lease agreements for the years ended November 30, 2007, 2006 and 2005 were $187.2 million, $165.4 million and $138.1 million, respectively, net of sub-lease income of $9.3 million, $5.4 million and $0.4 million, respectively. In addition to these, through the Joint Service, certain ships are time chartered under operating leases from participants in the Joint Service. For the three years ended November 30, 2007, 2006 and 2005, charter hire expenses related to these leases were $81.0 million, $78.7 million and $78.2 million, respectively.

18. Pension and Other Post-retirement Benefit Plans

Certain of the U.S. and non-U.S. subsidiaries of the Company have pension and other post-retirement benefit plans covering substantially all of their shore-based employees and certain ship officers of the Company. It is the Company’s policy to fund pension and other post-retirement costs as required by applicable laws and regulations.

On November 30, 2007, the Company adopted the recognition and disclosure provisions of SFAS 158. SFAS 158 required the Company to recognize the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of its benefit plans in the November 30, 2007 Consolidated Balance Sheet, with a corresponding adjustment to accumulated other comprehensive income, net of tax. The net adjustment to accumulated other comprehensive income at adoption of $6.7 million ($3.1 million net of tax) reflects the recognition on the balance sheet of previously unrecognized cumulative actuarial losses and prior service costs. The effects of adopting the provisions of SFAS 158 on the Company’s Consolidated Balance Sheet at November 30, 2007, are given below.

	Before		After
	Application		Application
(in thousands)	of SFAS 158	Adjustments	of SFAS 158
Long-term Assets:
Other assets	$86,068	$(2,206)	$83,862
Deferred income tax asset	3,142	3,578	6,720
Long-term Liabilities:
Other liabilities	(52,038)	(4,468)	(56,506)
Stockholders’ Equity
Accumulated other comprehensive loss	(31,902)	3,096	(28,806)
Stockholders’ equity	(1,357,578)	3,096	(1,354,482)

Net periodic benefit costs for the Company’s defined benefit pension plans (including a retirement arrangement for one of the Company’s directors) and other U.S. post-retirement benefit plans for the years ended November 30, 2007, 2006 and 2005, consist of the following:

	Pension Benefits			Other U.S. Post-retirement Benefits
For the years ended November 30,	2007	2006	2005	2007	2006	2005
(in thousands)
Components of Net Periodic Benefit Cost:
Service cost	$5,005	$4,539	$5,775	$364	$339	$288
Interest cost	9,514	8,622	8,326	766	664	694
Expected return on plan assets	(10,304)	(8,306)	(6,496)	—	—	—
Amortization of unrecognized transition obligation	11	12	16	110	110	110
Amortization of unrecognized prior service cost	2,454	(248)	202	(207)	(207)	—
Amortization of unrecognized net actuarial loss	—	3,948	2,674	143	111	—
Gain recognized due to curtailment	—	—	(56)	—	—	—
Settlement gain recognized	—	(211)	—	—	—	—
Special termination benefit cost	—	124	—	—	—	—
Net periodic benefit cost	$6,680	$8,480	$10,441	$1,176	$1,017	$1,092

U.S. based employees retiring from the Company after attaining the age of 55 with at least ten years of service with the Company are eligible to receive post-retirement health care coverage for themselves and their eligible dependents. These benefits are subject to deductibles, co-payment provisions, and other limitations. The Company reserves the right to change or terminate the benefits at any time.

The following tables set forth the change in benefit obligations for the Company’s defined benefit pension plans and other U.S. post-retirement plans and the change in plan assets for the defined benefit pension plans. There are no plan assets associated with the other U.S. post-retirement plans.

Stolt-Nielsen S.A.

Notes to Consolidated Financial Statements continued

18. Pension and Other Post-retirement Benefit Plans continued

	Pension Benefits		Other U.S. Post-retirement Benefits
For the years ended November 30,	2007	2006	2007	2006
(in thousands)
Change in Benefit Obligation:
Benefit obligations at beginning of year	$175,282	$170,018	$12,662	$13,831
Service cost	5,005	4,539	364	339
Interest cost	9,514	8,622	766	664
Benefits paid	(3,336)	(5,302)	(443)	(603)
Plan participant contributions	314	315	—	—
Foreign exchange rate changes	4,111	6,327	—	—
Plan amendments	1,377	(4,752)	—	(1,974)
Expenses paid	(182)	—	—	—
Plan settlements	(2,321)	(203)	—	—
Actuarial (gains) losses	(4,299)	(4,407)	9	405
Special termination benefits	—	125	—	—
Benefits obligation at end of year	$185,465	$175,282	$13,358	$12,662

	Pension Benefits
For the years ended November 30,	2007	2006
(in thousands)
Change in Plan Assets:
Fair value of plan assets at beginning of year	$151,679	$126,909
Actual return on plan assets	17,112	16,042
Company contributions	10,258	9,699
Plan participant contributions	314	315
Foreign exchange rate changes	3,641	4,134
Benefits paid	(3,336)	(5,302)
Expenses paid	(182)	—
Plan settlements	(2,321)	(203)
Acquisitions/divestures	—	85
Fair value of plan assets at end of year	$177,165	$151,679

	Pension Benefits		Other U.S. Post-retirement Benefits
As of November 30,	2007	2006	2007	2006
(in thousands)
Funded status at measurement date	$(8,300)	$(23,604)	$(13,358)	$(12,662)
Unrecognized net actuarial loss	—	30,389	—	2,337
Unrecognized prior service (benefit)/cost	—	(2,781)	—	(1,767)
Unrecognized net transition liability	—	49	—	655
Measurement date to year-end changes	54	1,056	47	36
Net prepaid/(accrued) benefit/(cost)	$(8,246)	$5,109	$(13,311)	$(11,401)

The amounts recognized at November 30, consisted of the following:

			Other U.S.
	Pension Benefits		Post-retirement Benefits
As of November 30,	2007	2006	2007	2006
(in thousands)
Amounts recognized in balance sheet:
Prepaid benefit cost		$32,306		$—
Accrued benefit liability		(33,940)		(11,401)
Intangible asset		1,609		—
Other liabilities		—		—
Accumulated other comprehensive loss		5,134		—
Net amount recognized		$5,109		$(11,401)
Non current assets	$26,962		$—
Current liabilities	(811)		(783)
Non current liabilities	(34,397)		(12,528)
Total	$(8,246)		$(13,311)
Amounts recognized in accumulated other comprehensive income:
Net loss	$19,526		$2,203
Prior service credit	(4,354)		(1,560)
Transition obligation	41		545
Accumulated other comprehensive loss	$15,213		$1,188

The amounts in accumulated other comprehensive income are expected to be amortized as net expense (income) during 2008 as follows:

		Other
		U.S. Post-
	Pension	retirement
(in thousands)	Benefits	Benefits
Net loss	$(668)	$(110)
Prior service credit	313	207
Transition obligation	(12)	(65)
Total	$(367)	$32

In May 2004, the FASB issued FASB Staff Position (“FSP”) No. 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (“FSP No. 106-2”) which provides specific guidance on accounting for the effects of this Act for employers sponsoring post-retirement health care plans that provide certain prescription drug benefits. Additionally, this guidance allows companies who elected to follow the deferral provisions of FSP No. 106-1, and whose prescription drug benefit plans are actuarially equivalent to the benefit to be provided under Medicare Part D, to either reflect the effects of the federal subsidy to be provided by the Act in their financial statements on a prospective basis or a retroactive basis.

The Company determined that the prescription drug benefit provided by the Company’s post-retirement benefit plan as of the date of the Act’s enactment was at least actuarially equivalent to those of Medicare Part D and, accordingly, the Company is entitled to the federal subsidy. The Company adopted the provisions of FSP No. 106-2, and applied these provisions for the year ended November 30, 2005. Effective December 1, 2005, the Company amended the post-retirement medical plan to integrate with Medicare rather than apply for the Federal subsidy.

Stolt-Nielsen S.A.

Notes to Consolidated Financial Statements continued

18. Pension and Other Post-retirement Benefit Plans continued

FASB guidance states that a plan that provides prescription drug benefits that previously were deemed actuarially equivalent under the Act may be subsequently amended to reduce its prescription drug coverage and that reduced coverage may cease to be considered actuarially equivalent. In that circumstance, any actuarial experience gain related to the subsidy previously recognized is unaffected. However, the combined net effect of the benefit obligation of (a) the subsequent plan amendment that reduces benefits under the plan and thus disqualifies the benefits as actuarially equivalent and (b) the elimination of the subsidy should be accounted for as of the date the amendment is adopted as a prior service cost. The amendment reduced the benefit obligation by $2.0 million. The negative prior service cost is amortized over expected future service to full eligibility (9.55 years).

The Company’s U.S. pension and post-retirement medical obligations are measured as of September 30. The Company’s non-U.S. pension obligations are measured as of November 30.

The following are the assumptions used in the measurement of the projected benefit obligation and net periodic pension expense for pension benefits, and the accumulated projected benefit obligation and retiree medical expense for other U.S. post-retirement benefits:

	Pension Benefits			Other U.S. Post-retirement Benefits
As of November 30,	2007	2006	2005	2007	2006	2005
Weighted-Average Assumptions
Discount rate	5.48%	5.48%	5.22%	5.80%	5.80%	5.40%
Expected long-term rate of return on assets	7.08%	7.10%	7.22%	—	—	—
Rate of increase in compensation levels	3.87%	3.87%	3.31%	—	—	4.00%

The aggregate benefit obligation for plans with projected benefit obligations in excess of plan assets was $83.1 million at November 30, 2007 and $76.8 million as of November 30, 2006. The aggregate fair value of plan assets for such plans was $47.9 million at November 30, 2007, and $39.3 million as of November 30, 2006.

The aggregate pension accumulated benefit obligations (“ABO”) for pension plans with ABO in excess of plan assets was $79.0 million as of November 30, 2007, and $51.4 million as of November 30, 2006.

Health care cost trends assume a 9.5% annual rate of increase in the per capita cost of covered health care benefits for 2007, reducing gradually each year, reaching an ultimate rate of 5.0% in 2015 and remaining at that level thereafter. The effect of a 1% change in these assumed cost trends on the accumulated post-retirement benefit obligation at the end of 2007 would be an approximate $0.4 million increase or an approximate $0.5 million decrease and the effect on the aggregate of the service cost and interest cost of the net periodic benefit cost for 2007 would be an approximate $0.1 million increase or decrease.

The Company’s defined benefit pension plans’ weighted-average asset allocation as of November 30, 2007 and 2006, by category, was as follows:

	2007	2006
Equity Securities	58%	57%
Debt Securities	29%	29%
Real Estate	11%	12%
Other	2%	2%
Total	100%	100%

It is the Company’s policy to invest pension plan assets for its defined benefit plans to ensure that there is an adequate level of assets to support benefit obligations to participants and retirees over the life of the plans, maintain liquidity in plan assets sufficient to cover current benefit obligations and earn the maximum investment return consistent with a prudent level of investment and actuarial risk.

Investment return is the total compounded annual return, calculated recognizing interest and dividend income, realized and unrealized capital gains and losses, employer contributions, expenses, and benefit payments.

The Company expects to contribute $9.1 million to certain of its defined benefit pension plans in 2008.

The following estimated future benefit payments, which reflect expected future service, are expected to be paid by the pension plans in the following years, as indicated:

		Other
		U.S. Post-
	Pension	retirement
(in millions)	Benefits	Benefits
2008	$7.6	$0.8
2009	9.8	0.9
2010	10.7	0.9
2011	9.9	0.9
2012	10.3	0.9
2013-2017	58.4	5.1

The weighted-average assumptions for 2008 pension benefits and other post-retirement benefits are as follows:

		Other
		U.S. Post-
	Pension	retirement
	Benefits	Benefits
Discount rate	6.11%	5.80%
Expected long-term rate of return on assets	7.08%	—
Rate of increase in compensation levels	3.89%	—

The Company also provides defined contribution plans to certain of its qualifying employees. Company contributions charged to expense for these plans were $1.5 million, $1.2 million and $1.5 million for the years ended November 30, 2007, 2006 and 2005, respectively.

19. Capital Stock, Founder’s Shares and Dividends Declared

The Company’s authorized share capital consists of 65,000,000 Common shares, no par value, and 16,250,000 Founder’s shares, no par value. While the Common shares do not have a par value, they have been assigned a stated value of $1 per Common share. Under the Luxembourg company law, Founder’s shares are not considered as representing capital of the Company.

In addition to the authorized Common shares and Founder’s shares of the Company, an additional 1,500,000 Class B shares, no par value, have been authorized for the sole purpose of the issuance of options granted under the Company’s existing stock option plans, and may not be used for any other purpose. The rights, preferences and priorities of such Class B shares are set forth in the Articles of Incorporation.

All such Class B shares convert to Common shares immediately upon issuance. Such authorized and unissued Class B shares and all of the rights relating thereto expire, without further action, on December 31, 2009. Except for matters where applicable law requires the approval of both classes of shares voting as separate classes, Common shares and Founder’s shares vote as a single class on all matters submitted to a vote of the shareholders, with each share entitled to one vote.

Under the Articles of Incorporation, holders of Common shares and Founder’s shares participate in annual dividends, if any are declared by the Company, in the following order of priority: (i) $0.005 per share to Founder’s shares and Common shares equally; and (ii) thereafter, all further amounts are payable to Common shares only. Furthermore, the Articles also set forth the priorities to be applied to each of the Common shares and Founder’s shares in the event of a liquidation.

Under the Articles, in the event of a liquidation, all debts and obligations of the Company must first be paid and thereafter all remaining assets of the Company are paid to the holders of Common shares and Founder’s shares in the following order of priority: (i) Common shares ratably to the extent of the stated value thereof (for example $1.00 per share); (ii) Common shares and Founder’s shares participate equally up to $0.05 per share; and (iii) thereafter, Common shares are entitled to all remaining assets.

The Common shares are listed in Norway on the Oslo Børs. The Company’s Common shares previously traded in the form of American Depositary Shares (“ADS”) (each ADS representing one Common share) in the U.S. on Nasdaq. On April 19, 2007, the Company announced its intention to voluntarily delist from the Nasdaq Global Select Market, to be effective as of the close of trading on May 21, 2007, and to terminate its American Depositary Receipt programme.

The Company expects to file a Form 15F with the SEC to terminate its registration and reporting obligations under the Securities Exchange Act by end of May 2008. The Company will maintain its listing in Norway on the Oslo Børs.

On July 25, 2007, the Company announced the cancellation of Common and Founder’s shares and the reduction of the issued capital, as approved at SNSA’s Annual General Meeting on June 14, 2007. The recorded issued capital account of SNSA has been reduced by $2 million to $64,133,796 by the cancellation of two million Common shares of no par value, held in treasury. Following the cancellation, $2 million has been transferred from Common shares, $18.5 million from paid-in surplus and $37.9 million from retained earnings into treasury stock of SNSA. The number of issued Founder’s shares has also been adjusted accordingly, reducing the number of Founder’s shares from 16,533,449 to 16,033,449.

In November 2007, the Company’s Board of Directors approved an interim dividend of $0.50 per Common share which was paid on December 12, 2007 to all shareholders of record as of November 28, 2007. The dividend resulted in a cash payment to holders of Common shares and Founder’s shares of $29.8 million.

On February 8, 2007, the Company’s Board of Directors recommended a final 2006 dividend of $0.50 per Common share, payable on July 5, 2007 to shareholders of record as of June 20, 2007. The dividend resulted in an aggregate cash payment to holders of Common shares of $30 million.

In November 2006, the Company’s Board of Directors approved an interim dividend of $0.50 per Common share and $0.005 per Founder’s share which was paid on December 6, 2006 to all shareholders of record as of November 20, 2006. The dividend resulted in an aggregate cash payment to holders of Common shares and Founder’s shares of $30.3 million.

As of November 30, 2007 and 2006, 14,888,391 and 14,824,054, respectively, of Founder’s shares had been issued to Fiducia Ltd, net of Treasury shares. Additional Founder’s shares are issuable to holders of outstanding Founder’s shares without consideration, in quantities sufficient to maintain a ratio of Common shares to Founder’s shares of 4 to 1. No stated values for the Founder’s shares are included in the consolidated balance sheets, as these shares exist solely for voting purposes.

SNSA announced on December 1, 2006, that it had completed the repurchase programme first announced on August 25, 2005, authorizing the Company to purchase up to $200 million worth of its Common shares or related American Depository Shares. The total amount of shares repurchased under this programme was 6,852,240 for $200 million. The Company also acquired 1.7 million Founder’s shares.

The legal reserve (see Note 20) may be satisfied by allocation of the required amount at the issuance of shares or by a transfer from paid-in surplus. The legal reserve is not available for dividends. The legal reserve for all outstanding Common shares has been satisfied and appropriate allocations are made to the legal reserve account at the time of each issuance of new shares.

20. Restrictions on Payment of Dividends

On an annual basis, Luxembourg law requires an appropriation of an amount equal to at least 5% of SNSA’s unconsolidated net profits, if any, to a “legal reserve” within shareholders’ equity, until such reserve equals 10% of the issued share capital of SNSA. This reserve is not available for dividend distribution. At November 30, 2007, this legal reserve amounted to $6.6 million based on Common shares issued as of that date.

Under Luxembourg law, advance or interim dividends can be declared, up to three times in any fiscal year by the Board of Directors; however, they can only be paid after the prior year’s consolidated financial statements have been approved by SNSA’s shareholders. There is also a determination as to the adequacy of amounts available to pay such dividends by its independent statutory auditors in Luxembourg.

Final dividends are approved by the shareholders once per year at the annual general meeting; both advance and final dividends can be paid out of any SNSA earnings, retained or current, as well as paid-in surplus, subject to shareholder approval.

Luxembourg law also limits the payment of stock dividends to the extent that sufficient surplus exists to provide for the related increase in stated capital.

Stolt-Nielsen S.A.

Notes to Consolidated Financial Statements continued

21. Stock-Based Compensation

The Company has a 1987 Stock Option Plan (the “1987 Plan”) covering 2,660,000 Common shares and a 1997 Stock Option Plan (the “1997 Plan”) covering 5,180,000 Common shares. No further grants will be issued under the 1987 or the 1997 Plans; the 1997 Plan expired in 2007 and is being replaced with a cash-settled non-equity based performance incentive plan. The 1987 Plan and the 1997 Plan are administered by a Compensation Committee appointed by the Board of Directors. The Compensation Committee awards options based on the grantee’s position in the Company, degree of responsibility, seniority, contribution to the Company and such other factors as it deems relevant under the circumstances.

Stock options are issued at the current market price of SNSA stock on the date of the grant. The grant date is the date on which the Compensation Committee approves the grant.

All Class B shares issued in connection with the exercise of options will immediately convert to Common shares upon issuance.

Options granted under both Plans may be exercisable for periods of up to ten years at an exercise price not less than the fair market value per share at the grant date. Options vest 25% on the first anniversary of the grant date, with an additional 25% vesting on each subsequent anniversary.

Stock-based compensation expense was $5.2 million and $10.3 million in 2007 and 2006, respectively. Stock-based compensation expense in 2006 includes $6.1 million to account for certain stock options, issued between 1993 and 2004, in accordance with APB No. 25.

Effective December 1, 2005, the Company adopted SFAS No. 123(R) using the modified prospective method. See Note 2 for a description of the adoption of SFAS No. 123(R). The Company uses the Black-Scholes-Merton option pricing model to determine the fair value of stock options at the grant date.

The determination of the fair value of stock-based payment awards on the date of grant using an option-pricing model is affected by the stock price as well as assumptions regarding a number of complex and subjective variables. These variables include expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviours, risk-free interest rate and expected dividends.

The Company estimates the expected term of options granted based on the average term of the option and its vesting period. As permitted by SEC Staff Accounting Bulletin No. 107, “Share-Based Payment” (“SAB 107”), the volatility of Common stock has been estimated using the historical volatility of the SNSA share price on the Nasdaq. The Company is unable to determine implicit volatility of stock options in the absence of traded share options of SNSA.

The risk-free interest rate used in the option valuation model is the yield on U.S. Treasury zero-coupon bonds at the date of the grant with remaining term similar to the expected term on the options. The dividend yield assumption is based on the dividends paid in the last five years.

Management estimates forfeitures at the date of grant and revises those estimates in subsequent periods if actual forfeitures differ from those estimates. Management has reviewed historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest. The impact of forfeitures is not significant. All stock-based payment awards are amortized on a straight-line basis over the requisite service periods of the awards which are generally the vesting periods.

The assumptions used to fair value option grants are as follows:

For the years ended November 30,	2007	2006	2005
Expected volatility	53.2%	52.4%	47.3%
Dividend yield	3.0%	2.6%	2.9%
Risk-free rate	4.7%	4.3%	3.7%
Expected lives (in years)	6.3	6.3	6.5

Prior to the adoption of SFAS No. 123(R), the Company applied APB Opinion No. 25 to account for its stock-based compensation. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123(R) to options granted under the Company’s stock option plans in all periods presented prior to the adoption of SFAS No. 123(R). For purposes of this pro forma disclosure, the value of the options is estimated using the Black-Scholes-Merton option-pricing model and amortized over the options’ vesting periods.

For the year ended November 30,	2005
(in thousands, except for per share data)
Net income as reported	$483,019
Stock-based compensation included in reported net income	1,227
Total stock-based employee compensation cost determined under the fair value method of accounting	(2,951)
Net income pro forma	$481,295
Basic net income per share:
As reported	7.45
Pro forma	7.42
Diluted net income per share:
As reported	7.29
Pro forma	7.27

The above pro forma disclosures are provided for 2005 only because employee stock options were not accounted for using the fair-value method during those periods since SFAS No. 123(R) was adopted in 2006.

The following table reflects activity under the Plans for the years ended November 30, 2007, 2006 and 2005:

		2007		2006		2005
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
For the years ended November 30,	Shares	Price	Shares	Price	Shares	Price
Common share options
Outstanding at beginning of year	1,655,601	$20.64	1,461,639	$14.58	2,319,489	$11.66
Granted	515,100	28.90	495,400	32.96	489,900	26.41
Exercised	(282,297)	11.08	(288,404)	10.99	(1,323,587)	13.60
Forfeited*	(76,500)	29.87	(10,634)	24.22	(18,563)	13.88
Expired	(1,500)	17.13	(2,400)	19.08	(5,600)	13.17
Outstanding at end of year	1,810,404	$24.09	1,655,601	$20.64	1,461,639	$14.58
Exercisable at end of year	726,923	$17.47	604,574	$12.43	811,553	$12.03
Weighted average fair value of options granted		$13.80		$14.40		$10.20

		2007		2006		2005
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
For the years ended November 30,	Shares	Price	Shares	Price	Shares	Price
Class B options
Outstanding at beginning of year	132,908	$14.03	187,696	$14.34	1,235,638	$14.49
Exercised	(36,450)	13.53	(53,488)	14.98	(1,039,217)	14.36
Forfeited	—	—	—	—	(5,925)	13.82
Expired	(1,500)	17.50	(1,300)	19.08	(2,800)	13.17
Outstanding at end of year	94,958	$14.17	132,908	$14.03	187,696	$14.34
Exercisable at end of year	94,958	$14.17	132,908	$14.03	187,696	$14.34

*

In the current year there were higher than normal forfeitures due to certain management resignations. This is not expected to recur and the Company believes that the expected rate of future forfeitures will be negligible.

The following table summarizes information about stock options outstanding as of November 30, 2007:

	Options Outstanding
		Remaining
	Number	Contractual	Number
Exercise prices	Outstanding	Life (years)	Exercisable
Common share options:
$5.90	122,068	5.04	122,068
$7.33	239,732	6.02	179,799
$13.10	83,594	4.02	83,594
$20.13	30,900	0.06	30,900
$26.41	394,035	7.03	197,018
$28.90	485,900	9.11	—
$32.96	454,175	8.13	113,544
	1,810,404	7.34	726,923
Class B options:
$9.88	14,400	1.06	14,400
$14.63	23,875	2.00	23,875
$14.75	53,033	3.05	53,033
$17.50	1,050	—	1,050
$20.50	2,600	2.84	2,600
	94,958	2.44	94,958

At November 30, 2007, there was $9.0 million of total unrecognized compensation cost relating to non-vested stock-based compensation arrangements granted under the 1997 plan; that cost is expected to be recognized over a period of 3.1 years.

Cash received from option exercise under all stock-based arrangements for the years ended November 30, 2007, 2006 and 2005 was $3.8 million, $3.9 million and $33.1 million respectively.

Stolt-Nielsen S.A.

Notes to Consolidated Financial Statements continued

21. Stock-Based Compensation continued

A summary of the status of the Company’s non-vested shares as of November 30, 2007, and changes during the year ended November 30, 2007, is presented below:

		Weighted
		Average
		Grant-Date
Non-vested Shares	Shares	Fair Value
Common shares options:
Non-vested as of December 1, 2006	1,051,027	$25.35
Granted	515,100	28.90
Vested	(421,371)	20.80
Forfeited	(61,275)	30.30
Non-vested as of November 30, 2007	1,083,481	$28.53

22. Financial Instruments

All of the Company’s derivative activities are over-the-counter instruments entered into with major financial institutions for hedging the Company’s committed exposures or firm commitments with major financial credit institutions and shipbuilders. The Company holds foreign exchange forward contracts, and commodity contracts and interest rate swaps, which subject the Company to a minimum level of counterparty risk. The Company does not believe that it has a material exposure to credit risk from third parties failing to perform according to the terms of hedge instruments.

The following foreign exchange contracts, maturing through November 2008, were outstanding as of November 30, 2007:

(in local currency, thousands)	Purchase
Norwegian Kroner	51,000
Euro	44,829
Singapore Dollar	39,447

The U.S. dollar equivalent of the currencies which the Company had contracted to purchase was $102.4 million as of November 30, 2007.

The Company utilizes foreign currency derivatives to hedge committed and forecasted cash flow exposures. Substantially all of these contracts have been designated as cash flow hedges.

The Company has elected non-hedge accounting treatment for the remaining contracts, which are immaterial. Hedges are periodically evaluated for effectiveness. Forecasted cash flow hedge gains and losses are not recognized in income until maturity of the contract. Gains and losses on hedges of committed commercial transactions are recorded as a foreign exchange gain or loss.

The Company utilized foreign currency swap contracts to hedge foreign currency debt into U.S. dollars. The Company also entered into an interest rate swap agreement to reduce some of the risk associated with variable rate debt by swapping to fixed rate debt.

In addition, the Company entered into futures contracts to hedge a portion of its future bunker purchases. These derivatives have been designated as cash flow hedges.

In 2008, $3.3 million of net unrealized gain included in accumulated other comprehensive income, net will be reclassified in earnings.

The following estimated fair value amounts of financial instruments have been determined by the Company, using appropriate market information and valuation methodologies. Considerable judgement is required to develop these estimates of fair value, thus the estimates provided herein are not necessarily indicative of the amounts that could be realized in a current market exchange:

	2007	2007	2006	2006
	Carrying	Fair	Carrying	Fair
As of November 30,	Amount	Value	Amount	Value
(in millions)
Financial Assets:
Cash and cash equivalents	$43.7	$43.7	$44.5	$44.5
Financial Liabilities:
Short-term bank loans	271.0	271.0	144.6	144.6
Long-term debt including current maturities and related currency and interest rate swap	469.4	430.2	486.2	477.5
Financial Instruments:
Foreign exchange forward contracts	4.8	4.8	3.6	3.6
Interest rate swap	(9.1)	(9.1)	(0.4)	(0.4)
Bunker hedge contracts	—	—	(1.9)	(1.9)

The carrying amount of cash and cash equivalents and short-term bank loans are a reasonable estimate of their fair value, due to the short maturity thereof. The estimated value of the Company’s long-term debt is based on interest rates as of November 30, 2007 and 2006, using debt instruments of similar risk and maturities. The fair values of the Company’s foreign exchange and bunker contracts are based on their estimated market values as of November 30, 2007 and 2006.

Market value of interest rate swaps was estimated based on the amount the Company would receive or pay to terminate its agreements as of November 30, 2007 and 2006. Also, the Company’s trade receivables and accounts payable as reported in the consolidated balance sheets approximate their fair value.

Concentration of Credit Risk

Trade receivables are from customers across all lines of its business. The Company extends credit to its customers in the normal course of business. The Company regularly reviews its accounts receivable and establishes an allowance for uncollectible amounts.

The amount of the allowance is based on the age of unpaid balances, information about the current financial condition of customers, and other relevant information. Management does not believe significant risk exists in connection with concentration of credit as of November 30, 2007.

23. Business and Geographic Segment Information

The Company has four principal operating and reportable segments, which are Tankers, Tank Containers, Terminals and Sea Farm. The nature of these segments is described in Note 1. These operating segments were determined based on the nature of the products and services offered. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and in assessing performance. The Company’s Chief Executive Officer has been identified as the chief operating decision-maker. The Company’s chief operating decision-maker directs the allocation of resources to operating segments based on the operating income (loss) and cash flows of each respective segment.

The “Corporate and Other” category includes corporate-related items, and the results of other insignificant operations not reportable under other segments.

The basis of measurement and accounting policies of the reportable segments are the same as those described in Note 2. Inter-segment sales and transfers are not significant and have been eliminated and not included in the following table. Indirect costs and assets have been apportioned between the segments of the Company on the basis of corresponding direct costs and assets. Interest and income taxes are not allocated.

The following tables show the summarized financial information, in U.S. dollars in millions, for each reportable and operating segment:

For the year ended November 30, 2007	Tankers	Terminals	Tank Containers	Stolt Sea Farm	Corporate and Other	Total
Operating revenue	$1,190	$103	$391	$69	$6	$1,759
Depreciation and amortization including drydocking	(86)	(12)	(12)	(3)	(2)	(115)
Equity in net income of non-consolidated joint ventures	12	10	—	—	—	22
Operating income (loss)	119	39	46	24	(35)	193
Interest expense						(29)
Interest income						6
Income from continuing operations before income tax provision and minority interest						158
Income tax provision						(6)
Net income						216
Balance Sheet
Capital expenditures	139	15	74	3	3	234
Investments in and advances to non-consolidated joint ventures	99	147	1	—	—	247
Other intangible assets, net	—	—	—	1	—	1
Segment assets	1,659	432	224	69	92	2,476

Stolt-Nielsen S.A.

Notes to Consolidated Financial Statements continued

23. Business and Geographic Segment Information continued

			Tank	Stolt	Corporate
For the year ended November 30, 2006	Tankers	Terminals	Containers	Sea Farm	and Other	Total
Operating revenue	$1,066	$94	$352	$49	$4	$1,565
Depreciation and amortization including drydocking	(81)	(12)	(8)	(4)	(4)	(109)
Equity in net income of non-consolidated joint ventures	16	2	—	—	—	18
Restructuring charges	—	—	—	—	(2)	(2)
Operating income (loss)	130	30	43	14	(51)	166
Interest expense						(35)
Interest income						8
Income from continuing operations before income tax provision, minority interest and equity in net income of Marine Harvest						142
Income tax provision						(5)
Equity in net income of Marine Harvest						61
Net income						200
Balance Sheet
Capital expenditures	264	12	18	2	2	298
Investments in and advances to non-consolidated joint ventures	67	79	1	—	—	147
Goodwill	—	—	1	—	—	1
Other intangible assets, net	—	—	—	24	—	24
Segment assets	1,535	372	147	389	71	2,514

For the year ended November 30, 2005	Tankers	Terminals	Tank Containers	Stolt Sea Farm	Corporate and Other	Total
Operating revenue	$966	$83	$334	$232	$9	$1,624
Depreciation and amortization including drydocking	(76)	(11)	(7)	(8)	(5)	(107)
Equity in net income of non-consolidated joint ventures	12	3	—	—	—	15
Restructuring charges	—	—	—	—	(7)	(7)
Operating income (loss)	153	23	30	7	(38)	175
Interest expense						(48)
Interest income						7
Income from continuing operations before income tax provision, minority interest and equity in net income of Marine Harvest						117
Income tax provision						(7)
Equity in net income of Marine Harvest						11
Net income						483
Balance Sheet
Capital expenditures	93	21	35	—	10	159
Investments in and advances to non-consolidated joint ventures	59	26	1	—	—	86
Investment in Marine Harvest	—	—	—	329	—	329
Goodwill	—	—	1	—	—	1
Other intangible assets, net	—	—	—	23	1	24
Segment assets	1,321	302	124	408	64	2,219

The following table sets out operating revenue by country for the reportable segments. Tankers, Tank Containers and Terminals operating revenue is allocated on the basis of the country in which the cargo is loaded. Tankers and Tank Containers operate in a significant number of countries. Revenues from specific foreign countries which contribute over 10% of total operating revenue are disclosed separately. SSF operating revenue is allocated on the basis of the country in which the sale is generated.

For the years ended November 30,	2007	2006	2005
(in millions)
Operating Revenue:
Tankers:
U.S.	$418	$347	$301
South America	102	93	93
Netherlands	85	77	80
Other Europe	213	175	170
Malaysia	104	104	87
Other Asia	141	144	95
Middle East	66	62	64
Africa	58	64	71
Other	3	—	5
	$1,190	$1,066	$966
Tank Containers:
U.S.	$117	$105	$93
South America	13	11	11
France	41	37	36
Other Europe	88	83	81
Japan	17	17	18
Other Asia	58	52	52
China	39	31	28
Other	18	16	15
	$391	$352	$334
Terminals:
U.S.	$87	$79	$71
Brazil	16	15	12
	$103	$94	$83
Stolt Sea Farm:
U.S.	$6	$—	$49
Canada	—	—	9
Chile	—	—	7
United Kingdom	2	2	10
Norway	1	1	13
Spain	38	29	22
France	6	5	5
Belgium	—	1	7
Italy	11	9	4
Other Europe	5	2	26
Japan	—	—	29
Singapore	—	—	25
Other Asia	—	—	22
Other	—	—	4
	$69	$49	$232

There were no customers of Tankers, Tank Containers, Terminals or SSF segments that accounted for more than 10% of the consolidated operating revenue for the years ended November 30, 2007, 2006 and 2005.

The following table sets out long-lived assets by country for the reportable segments. Long-lived assets by country are only reportable for the Terminals and Sea Farm operations. Tanker and Tank Containers operations operate on a worldwide basis and are not restricted to specific locations.

Accordingly, it is not possible to allocate the assets of these operations to specific countries. The total net book value of long-lived assets for Tankers amounted to $1,430 million and $1,374 million, and for Tank Containers amounted to $167 million and $94 million as of November 30, 2007 and 2006, respectively.

As of November 30,	2007	2006
(in millions)
Long-Lived Assets:
Terminals:
U.S.	$186	$186
Brazil	47	46
Korea	24	24
Europe	67	54
China	25	—
Other	3	—
	$352	$310
Stolt Sea Farm:
Australia	$—	$2
U.S.	2	—
Norway	1	1
Portugal	1	1
Spain	22	19
Other	—	1
	$26	$24

Long-lived assets include fixed assets, investments in non-consolidated joint ventures and certain other non-current assets, mainly the unamortized portion of capitalized drydock costs within Tankers, Tank Containers and Terminals. The “Investment in Marine Harvest” amounted to $322.8 million as of November 30, 2006, and is included in the “Stolt Sea Farm” segment. Long-lived assets exclude long-term restricted cash deposits, long-term deferred income tax assets, long-term pension assets, goodwill, and other intangible assets.

Stolt-Nielsen S.A.

Notes to Consolidated Financial Statements continued

24. Commitments and Contingencies

As of November 30, 2007, the Company had total capital expenditure purchase commitments outstanding of approximately $1,438.9 million, including the shipbuilding agreements discussed below.

Shipbuilding Contracts

On April 10, 2007, the Company announced that an agreement had been reached with SLS Shipbuilding Co. Ltd. (“SLS”) for four 43,000 deadweight ton (“dwt”) parcel tankers. The aggregate price for the four ships is expected to be approximately $361.5 million, with deliveries scheduled to take place between mid 2011 and early 2012. The SLS new ships will have a combination of 24 stainless tanks and 15 coated tanks. The main dimensions of the ships will follow the same design of the four parcel tankers that the Company ordered in October 2006.

On October 2, 2006, the Company announced that an agreement had been reached with SLS for four 43,000 dwt parcel tankers. The aggregate price for the four ships is expected to be approximately $361.5 million, with deliveries scheduled to take place between mid 2010 and early 2011. The SLS newbuild ships will have a combination of 24 stainless steel tanks and 15 coated tanks. The main dimensions of the ships will follow the design of the four parcel tankers that the Company announced that it had ordered in June 2005 from ShinA Shipbuilding Co. Ltd. of South Korea, which was acquired by SLS in 2006. On June 9, 2005, the Company announced that an agreement was reached with ShinA Shipbuilding Co. Ltd. of South Korea for four additional 44,000 dwt parcel tankers, with delivery scheduled to begin the second quarter of 2008. The aggregate price for the four ships is expected to be approximately $242.5 million. The Company also entered into a separate option agreement with the ShinA Shipbuilding Co. Ltd. to order two additional 44,000 dwt parcel tankers for delivery in 2009.

On October 5, 2006, the Company announced that an agreement had been reached with Aker Yards ASA (“Aker Yards”) to build four 43,000 dwt parcel tankers. Kleven Florø and Kleven Design became part of Aker Yards in August 2006 (the Company placed an order with Kleven Florø for two 43,000 dwt parcel tankers on March 31, 2005). The new ships will be equipped with 24 stainless steel tanks and 15 coated tanks. The aggregate price for the above-mentioned six ships is expected to be approximately $548.8 million, with deliveries scheduled to take place between first quarter 2008 and the end of 2009.

The Company has provided guarantees to the Usuki Shipyards Co. Ltd (“Usuki”) for 50% of the cost for four 12,500 dwt ships to be constructed by Usuki for NYK Stolt Shipholding Inc., the Company’s 50% owned joint venture. At November 30, 2007, the guarantee is for the Company’s share of expenditure of $45.2 million and extends until June 2011. The Company has recorded a liability of $0.6 million at November 30, 2007 in relation to the fair value of this guarantee.

Environmental

The Company’s operations involve the carriage, use, storage and disposal of chemicals and other hazardous materials and wastes. The Company is subject to applicable international and national health, safety and environmental laws relating to the protection of the environment, including those governing discharges of pollutants to air and water, the generation, management and disposal of hazardous materials and wastes and the cleanup of contaminated sites.

The Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), commonly known as Superfund, was enacted by the U.S. Congress on December 11, 1980. This law created a tax on the chemical and petroleum industries and provided broad Federal authority to respond directly to releases or threatened releases of hazardous substances that may endanger public health or the environment. This law and similar state environment statutes and common laws can impose liability for the entire cleanup of contaminated sites or for third-party claims for property damage and personal injury, regardless of whether the current owner or operator owned or operated the site at the time of the release of contaminants or the legality of the original disposal activities.

During 2001, the Company sold their tank storage terminals in Perth Amboy, New Jersey and Chicago, Illinois. Under the terms of the sale agreement for Perth Amboy, New Jersey, the Company had retained responsibility for certain environmental contingencies, should they arise during the covered period which ended two years after the closing date, in connection with these two sites. As of November 30, 2007, the Company has not been notified of any such contingencies having been incurred and neither does it anticipate any such contingencies being incurred in the future. The Chicago, Illinois terminal property has been leased under a long-term agreement with the Illinois International Port District. In addition, as part of the Chicago, Illinois sale, the Company assigned its rights to the terminal property to a third party. The Company is contingently liable if the third party does not return the facility in acceptable condition at the end of the sublease period, on June 30, 2026.

25. Legal Proceedings

In 2007, the Company was involved in significant legal proceedings, primarily certain antitrust matters described below. To address these issues, the Company incurred significant legal costs of $40.8 million in 2007, $42.0 million in 2006 and $30.2 million in 2005, which are included in “Administrative and general expenses” in the consolidated statements of operations.

The Company has also made significant provisions for cash or guaranteed payment terms of agreements or agreements reached in principle or offers made to customers to resolve or avoid antitrust litigation. The Company expects that it will continue to incur additional legal costs until these matters are resolved.

The Company also suffered significant distraction of management time and attention related to these legal proceedings and expects that it will continue to suffer this distraction until these proceedings are resolved. The Company is presently addressing several governmental investigations and could suffer substantial and material fines or penalties or civil penalties, including significant monetary damages or settlement costs as a result of these matters. It is not possible for the Company to determine whether or not an adverse outcome is probable or, if so, what the range of possible losses would be.

U.S. Department of Justice’s Antitrust Investigation into the Company’s Parcel Tanker Business

In 2002, the Company became aware of information that caused it to undertake an internal investigation regarding potential improper collusive behaviour in its parcel tanker and intra-Europe inland barge operations. As a consequence of the internal investigation, the Company determined to voluntarily report certain conduct to the Antitrust Division (the “Antitrust Division”) of the U.S. Department of Justice (the “DOJ”) and the Competition Directorate of the European Commission (the “EC”).

As a result of the Company’s voluntary report to the DOJ concerning certain conduct in the parcel tanker industry, the Company entered into an Amnesty Agreement dated January 15, 2003 (the “Amnesty Agreement”) with the Antitrust Division, which provided that the Antitrust Division agreed “not to bring any criminal prosecution” for any act or offence the Company may have committed prior to January 15, 2003 in the parcel tanker industry to or from the United States, subject to the terms and conditions of the Amnesty Agreement including continued cooperation. The Amnesty Agreement covers the Company and its directors, officers and employees. On February 25, 2003, the Company announced that Stolt-Nielsen Transportation Group ltd (“SNTG”)

had been conditionally accepted into the DOJ’s Corporate Leniency Program with respect to possible collusion in the parcel tanker industry.

On April 8, 2003, the Antitrust Division’s Philadelphia field office staff informed the Company that it was suspending the Company’s obligation to cooperate under Section 2 of the Amnesty Agreement because the staff of the Antitrust Division was considering whether or not to remove the Company from the DOJ’s Corporate Leniency Program. The stated basis for this reconsideration by the staff was that the Antitrust Division had recently received evidence that the Company had not met the condition that it “took prompt and effective action to terminate its part in the anticompetitive activity being reported upon discovery of the activity”.

In late June 2003 the DOJ took the position that one Company executive, Mr. Richard B. Wingfield, did not comply with the cooperation requirements of the Company’s conditional immunity agreement. On June 24, 2003, the DOJ arrested Mr. Wingfield and filed a criminal complaint charging him with violating the Sherman Antitrust Act, 15 U.S.C. § 1.

In February 2004, the Company filed a civil action in the United States District Court for the Eastern District of Pennsylvania against the DOJ to enforce the Amnesty Agreement and to seek specific performance and/or a permanent injunction in order to enforce the Amnesty Agreement’s bar on criminal prosecution for certain activity relating to the parcel tanker industry having occurred prior to January 15, 2003. On March 2, 2004, the DOJ notified the Company that it was unilaterally voiding the Amnesty Agreement and revoking the Company’s Amnesty. On January 14, 2005, the district court entered a judgement in favour of the Company and Mr. Wingfield, enforcing the January 15, 2003 Amnesty Agreement. Stolt-Nielsen S.A. v. United States, 352 F. Supp. 2d 553 (E.D. Pa. 2005).

Specifically, the court found that the Company had substantially performed its obligations under the Amnesty Agreement and permanently enjoined the DOJ from indicting or prosecuting the Company and Mr. Wingfield for any violation of the Sherman Antitrust Act prior to January 15, 2003, in the parcel tanker industry involving transportation to and from the United States. Through this order, the court enforced the Amnesty Agreement.

The DOJ subsequently appealed the January 14, 2005 order. On March 23, 2006, a two-judge panel of the United States Court of Appeals for the Third Circuit reversed and remanded the court’s ruling for further proceedings. Stolt-Nielsen S.A. v. United States, No. 05-1480, 442 F.3d 177 (3d Cir. 2006).

The panel’s decision did not address the merits of the Company’s arguments regarding the effect of the Amnesty Agreement. Instead, the panel’s decision was based on the determination that the district court did not have the authority to issue a pre-indictment injunction.

On August 23, 2006, the district court lifted the injunction against the Company’s prosecution. On September 6, 2006, the DOJ obtained the indictment of the Company, Richard B. Wingfield, and another Company executive, Samuel A. Cooperman.

The September 6, 2006 single-count indictment (“the Indictment”) alleged a violation of Section 1 of the Sherman Act, arising from an alleged conspiracy in the parcel tanker industry beginning in August 1998 and ending as late as November 2002. The Antitrust Division’s criminal prosecution of the Company, Mr. Wingfield, and Mr. Cooperman, proceeded in the U.S. District Court in the Eastern District of Pennsylvania before U.S. District Judge Bruce W. Kauffman. The Company filed a Motion to Dismiss the Indictment in which it denied the criminal activity alleged to have occurred between March to November 2002 and argued that, in any event, such activity fell within the grant of amnesty. In its opposition, the Antitrust Division argued that the Amnesty Agreement was of no effect due to the alleged failure of the Company to take “prompt and effective action” in the period from March to November 2002 to terminate the anticompetitive activity being reported. An extensive evidentiary hearing was held in May and June 2007 in federal district court in Philadelphia.

On November 30, 2007, based on the evidentiary hearing, Judge Kauffman dismissed the Antitrust Division’s indictment against the Company and its two executives, Richard Wingfield and Samuel Cooperman. Judge Kauffman ruled that the Company had not breached the Amnesty Agreement and that the Division’s conduct in prosecuting the Company was not only inconsistent with the Amnesty Agreement, but was “fundamentally unfair”.

Judge Kauffman’s ruling ended the parcel tanker criminal prosecution at the district court level. On December 21, 2007, the DOJ issued a press release reporting that it would not appeal Judge Kauffman’s ruling. In January 2008, the DOJ confirmed in writing that it has formally closed its antitrust investigation of the parcel tanker industry.

European Commission Antitrust Investigation into the Company’s Parcel Tanker Business

On February 25, 2003, SNSA announced that the EC had admitted the Company into its Immunity Program with respect to deep-sea parcel tanker and intra-Europe inland barge operations. In August 2004, the EC informed the Company that it had closed its investigation into possible collusive behaviour in the intra-Europe inland barge industry. In April 2007, the Company received the EC’s Statement of Objections regarding allegations of illegal antitrust activity in the deep-sea parcel tanker industry from August 24, 1998 to April 8, 2002. The Company continues to cooperate with the EC in this matter. The Company understands that it remains in the EC’s Immunity Program.

The Company’s immunity depends on its having met its obligation to cooperate and otherwise comply with the conditions of the Immunity Program. It is always possible that the EC could assert that the Company has not complied, or is not fully complying, with the terms and conditions of the EC Immunity Program. If this were to happen, the Company would first have to be given notice and an opportunity to be heard. Thereafter, the Company could be partly or fully removed from the Immunity Program and subject to substantial fines and penalties. There are currently no proceedings under way to take away the Company’s provisional immunity and the Company understands that it still enjoys its provisional grant of immunity.

Additionally, it is possible that the EC could ultimately determine that it lacks jurisdiction over the deep-sea parcel tanker industry for the alleged conduct during the relevant time. Such a decision declining jurisdiction might undermine the EC’s authority to grant immunity to the Company for the relevant conduct in the deep-sea parcel tanker industry.

Because of the pendency of the EC proceedings, the fact-intensive nature of the issues involved, and the inherent unpredictability of the outcome of such proceedings, the Company has made no provisions for any fines related to the EC antitrust investigation in the accompanying consolidated financial statements. It is possible that the outcome of this investigation, if negative, could result in substantial and material fines and penalties. Consequently, the outcome of the EC investigation could have a material adverse effect on the Company’s financial condition, cash flows and results of operations

Stolt-Nielsen S.A.

Notes to Consolidated Financial Statements continued

25. Legal Proceedings continued

Parcel Tanker Investigations by Other Competition Agencies

In February 2004, the Canadian Competition Bureau (“CCB”) notified the Company that the CCB was engaged in antitrust investigations of the parcel tanker shipping industry and the Company. It is the contention of the CCB that the Company does not have amnesty in the CCB investigation of the parcel tanker industry. The Company understands that the CCB is investigating violations of Canadian bid rigging and price-fixing laws. Additionally, in 2007 the CCB sought court-ordered discovery against third parties as part of an intensification of its investigation into potential competition violations in the parcel tanker industry. The CCB also contends that for certain of the alleged actions there is no statute of limitations.

The Company has cooperated to date in the CCB investigation, including providing the CCB with access to certain of its business records. The CCB has confirmed that its investigation is ongoing.

Because of the continuing nature of the CCB investigation, the fact-intensive nature of the issues involved, and the inherent unpredictability of the outcome of such proceedings, the Company has made no provisions for any fines related to the Canadian antitrust investigation in the accompanying consolidated financial statements. It is possible that the outcome of this investigation could result in criminal prosecutions and if SNTG is found guilty, substantial and material fines and penalties. Consequently, the outcome of the CCB investigation could have a material adverse effect on the Company’s financial condition, cash flows and results of operations.

U.S. Department of Justice Investigation into the Company’s Tank Container Business

On June 28, 2004, the Company received a grand jury subpoena from the DOJ Antitrust Division calling for the production of documents relating to the Company’s tank container business, organized as a separate line of business from the Company’s parcel tanker business. The Company cooperated with the DOJ in this matter.

In February 2008, the DOJ confirmed in writing that it formally closed its antitrust investigation of the tank container industry.

Possibility of Undisclosed Governmental Investigations

The foregoing are the government antitrust investigations of which the Company has received formal notification.

Because of the trend towards global coordination of competition agencies and the confidentiality of certain investigations that they conduct, it is possible that there are or may be additional investigations by other national authorities of the parcel tanker industry, the tank container industry or other businesses in which the Company participates.

It is also possible that the consequences of such investigations could have a material adverse effect on the Company’s financial condition, cash flows and results of operations.

U.S. Securities and Exchange Commission Formal Investigation

On July 30, 2007, SNSA received a Formal Order of Private Investigation issued by the U.S. Securities and Exchange Commission (the “SEC”) related to, among other things, SNSA’s past stock options practices and procedures. Previously, SNSA had been the subject of an informal inquiry by the SEC.

On September 4, 2007, SNSA received a subpoena from the SEC staff for certain Company records, including documents from January 1, 2001 to the date of the subpoena, (1) relating to compensation expenses associated with the Company’s stock option grants, (2) evaluating, considering or discussing a restatement of the Company’s financial results for the aforementioned period, (3) reflecting the methodology used by the Company to determine materiality in its financial statements and (4) supporting certain compensation charges taken in 2005 and 2006 and other financial information regarding stock option practices.

SNSA is cooperating with the SEC and continues to provide responsive documents. The SEC’s investigation is ongoing. Because of the inherent unpredictability of the outcome of SEC investigations, the outcome of which could result in substantial and material fines and penalties, SNSA is unable to determine whether or not an unfavourable outcome is probable, is unable to estimate a range of possible losses and has therefore made no provision in respect of this matter in the accompanying consolidated financial statements. The outcome of the SEC’s inquiry could have a material adverse effect on the Company’s financial condition, cash flows and results of operations.

Antitrust Civil Class Action Litigations and Arbitrations

During 2007, there were five putative private antitrust class action lawsuits outstanding against the Company in U.S. federal and state courts for alleged violations of antitrust laws, two of which were resolved in 2007. The three remaining actions set forth almost identical claims of collusion and bid rigging that track information in media reports regarding the DOJ and EC investigations.

The suits seek treble damages in unspecified amounts and allege violations of the Sherman Antitrust Act and various state antitrust and unfair trade practices acts. The actions typically name as defendants SNSA and SNTG, along with several of SNTG’s competitors, such as Odfjell, Jo Tankers and Tokyo Marine.

Of the two putative class action claims resolved in 2007, the claim involving KP Chemicals had previously been voluntarily dismissed by the plaintiffs against all of the defendants. On November 21, 2006, however, KP Chemical attempted to reinstate its claims against SNTG in its individual capacity (rather than as a class representative). SNTG and KP subsequently settled KP’s claims and on January 15, 2008, KP dismissed its claims. At that time, KP filed a revised notice of voluntary dismissal in the court action, with prejudice, bringing the matter to a complete close.

The second putative class action, Fleurchem, was consolidated into the MDL proceedings described below, under the below caption:

•             Fleurchem, Inc., on behalf of itself and all others similarly situated v. Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd., Odfjell ASA, Odfjell USA Inc., Jo Tankers BV, Jo Tankers USA, Inc., and Tokyo Marine Co. Ltd, H-03-3385 (S.D. Tex.) (“Fleurchem”).

On December 9, 2005, SNTG filed a motion to compel arbitration of Fleurchem’s claims. On February 6, 2006, the court ordered one-way discovery against Fleurchem on the issue of its obligation to arbitrate. On January 3, 2008, plaintiff’s counsel in the Fleurchem matter filed a voluntary Notice of Dismissal with prejudice with the court, thereby fully resolving the matter between the parties.

As a result of the above settlement, only the following three putative antitrust class action lawsuits remain outstanding in U.S. federal and state courts, or in arbitration proceedings:

1.          Karen Brock, on behalf of herself and all others similarly situated, v. Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd., Odfjell ASA, Odfjell USA, Inc., Jo Tankers BV, Jo Tankers USA, Inc., Tokyo Marine Co. Ltd and Does 1 through 100 inclusive, No. CGC 04429758 (Superior Court of Cal., County of San Francisco) (“Brock”);

2.          Scott Sutton, on behalf of himself and all others similarly situated in the State of Tennessee v. Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd., Odfjell ASA, and Odfjell Seachem AS, Odfjell USA Inc., Jo Tankers BV, Jo Tankers USA, Inc., and Tokyo Marine Co. Ltd., No. 28,713-II (Cir. Ct. Cocke County, Tenn.) (“Sutton”); and

3.          AnimalFeeds International Corp., Inversiones Pesqueras S.A., Central Pacific Protein Corp, and Atlantic Shippers of Texas, Inc., individually and on behalf of all others similarly situated v. Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd., Odfjell ASA; Odfjell USA Inc., Jo Tankers BV, Jo Tankers USA, Inc., and Tokyo Marine Co. Ltd, 2:03-CV-5002 (E.D. Pa.) (“AnimalFeeds”).

State Court Indirect Purchaser Antitrust Actions: Brock and Sutton.

In Brock and Sutton, indirect purchasers claim in state court actions that alleged collusion resulted in higher prices being passed on to them. The Brock action has been stayed by agreement of the parties.

The Company has filed a motion to dismiss the Sutton complaint in its entirety. Briefing is complete, and oral arguments are scheduled for March 7, 2008.

Multidistrict Litigation (MDL) in the U.S. District Court for the District of Connecticut. In AnimalFeeds, customers claim that, as a result of defendants’ alleged collusive conduct, they paid higher prices under their contracts with the defendants. AnimalFeeds had been consolidated into a single multidistrict litigation (“MDL”) proceeding in the U.S. District Court for the District of Connecticut (the “MDL Court”) captioned “In re Parcel Tanker Shipping Services Antitrust Litigation”. The MDL court, the U.S. District Court for the District of Connecticut, required AnimalFeeds, as a direct purchaser, to proceed in arbitration rather than in federal district court. The Company proceeded to arbitrate with AnimalFeeds before a five-member tribunal (“New York Arbitral Tribunal”).

The parties agreed to divide the proceedings into three phases: (1) clause construction (to determine if class arbitration is permitted under the arbitration clause); (2) class certification; and (3) merits/liability. After an initial unfavourable ruling from the New York Arbitral Tribunal, the U.S. District Court for the Southern District of New York ruled that class arbitration is not permitted under the parties’ arbitration clauses. Accordingly, the court held AnimalFeeds may only arbitrate its individual claims.

AnimalFeeds has appealed this decision to the U.S. Court of Appeals for the Second Circuit. In light of the ongoing Second Circuit appeal, the New York Arbitral Tribunal has stayed proceedings in the arbitration.

In light of the early stages of these litigations and arbitrations, the fact-intensive nature of the issues involved, the unsettled law and the inherent uncertainty of litigation and arbitration, the Company is not able to determine whether or not a negative outcome in any of these ongoing actions is probable, or a reasonable range for any such outcome, and the Company has not made any provision for any of these claims in the accompanying consolidated financial statements. It is possible that the outcomes of any or all of these proceedings could have a material adverse effect on the Company’s financial condition, cash flows and results of operations.

Direct Purchaser Opt-Out Arbitration

In addition to the three remaining putative class actions described above, numerous other parcel tanker customers of SNTG have come forward in the past five years and presented formal arbitration demands. As previously disclosed, SNTG has resolved many such claims in confidential commercial agreements. During 2007, SNTG concluded six such commercial agreements, thereby resolving all outstanding formal arbitration demands. Certain other customers of SNTG have broached potential issues arising out of the parcel tanker industry in discussions with SNTG, but to date have not formally served arbitration demands or other formal claims.

In light of the early stage of these potential claims, the fact intensive nature of the issues involved, the inherent uncertainty of litigation and arbitration, the unsettled law and the potential offsetting effect of counterclaims asserted against the claimants, the Company is not able to determine whether or not a negative outcome in any of these actions is probable, or a reasonable range for any such outcome, and has made no provision for the claims raised in these proceedings in the accompanying consolidated financial statements. Given the volume of commerce involved in the Company’s parcel tanker business, an adverse ruling in one or more of these civil antitrust proceedings could subject the Company to substantial civil damages in light of the treble damages provisions of the Sherman Antitrust Act.

The Company has noted that the civil damages in major civil antitrust proceedings in the last decade have ranged as high as hundreds of millions of dollars, including where companies have entered into the DOJ’s Corporate Leniency Program.

This range involving other companies and other circumstances is not necessarily indicative of the range of exposure that the Company would face in the event of an adverse outcome, although it is possible that the outcomes of any or all of these proceedings could have a material adverse effect on the Company’s financial condition, cash flows and results of operations.

Customer Settlements

The Company has actively engaged in discussions with a number of customers, including many of those described above, regarding the subject matter of the DOJ and EC antitrust investigations.

To date, the Company has reached agreements or agreements in principle resolving existing and potential antitrust claims with a significant number of its major customers, with the condition that the customer relinquishes all claims arising out of the matters that are the subject of the antitrust investigations.

These agreements include the settlements specifically described above, and additional settlements of potential claims that were never made in any lawsuit or arbitration. These agreements typically affect the commercial terms of the Company’s contracts with the relevant customers. In some cases, the Company has also agreed to future discounts, referred to as rebates, which are subject to a maximum cap and are tied to continuing or additional business with the customer.

The potential future rebates which are not guaranteed by the Company, are not charged against operating revenue unless they are in consideration for settlement of existing or potential antitrust claims or the rebate is earned. The aggregate amount of such future non-guaranteed rebates for which the Company could be responsible under agreements, agreements in principle and offers made and unrecognized as of November 30, 2007, is approximately $0.8 million. The Company expects that most of the operating revenue that would be subject to these rebates will occur within the 12 months subsequent to November 30, 2007. In certain cases, SNTG has also agreed to make up-front cash payments or guaranteed payments to customers, often in conjunction with rebates.

The Company has made provisions against operating revenue totalling $10.6 million and $21.9 million in 2007, and 2006 respectively, reflecting such payment terms of settlement agreements or agreements in principle or offers made to customers.

The Company continues to engage in business negotiations with other customers. There can be no certainty regarding the results of these ongoing negotiations, each is highly individualized and involves numerous commercial and litigation factors.

Stolt-Nielsen S.A.

Notes to Consolidated Financial Statements continued

25. Legal Proceedings continued

Antitrust Civil Action by Former Competitor

On June 23, 2004, the bankruptcy trustee for O.N.E. Shipping, Inc. (“O.N.E.”), a former competitor of SNTG, filed an antitrust lawsuit against SNTG in the U.S. District Court for the Eastern District of Louisiana alleging claims under state and federal laws.

The claims generally track the factual allegations in the putative class action lawsuits and direct opt-out lawsuits described above, except that the complaint alleges that SNTG conspired with other parcel tanker firms to charge predatory prices, that is, prices that were below a competitive level, thereby driving O.N.E. out of business.

This lawsuit seeks treble damages in the tens of millions of dollars related to alleged suppression and elimination of competition. It has been consolidated in the MDL litigation. On May 9, 2007, the court partially granted SNTG’s motion to dismiss by dismissing the state law claims as time-barred, the claims against Odfjell Terminals and Stolthaven for failure to state a claim, and any claims under federal law relating to a conspiracy to raise prices. The ruling allowed O.N.E. to proceed on its claims for predatory pricing under federal law against defendants.

On June 5, 2007, SNTG filed a motion for reconsideration based on new Supreme Court authority. This motion has been fully briefed and the parties await a ruling.

In light of the early stage of this lawsuit and the inherent uncertainty of litigation, the Company is not able to determine whether or not a negative outcome in this action is probable, or a reasonable range for any such outcome, and has made no provision for the claims raised in this lawsuit in the accompanying consolidated financial statements. It is possible that the outcome of this action could have a material adverse effect on the Company’s financial condition, cash flows and results of operations.

Securities Litigation

In March 2003, an individual claiming to have purchased SNSA’s American Depositary Receipts, Joel Menkes, filed a purported civil securities class action in the U.S. District Court for the District of Connecticut against SNSA and certain officers and directors. Plaintiffs’ counsel have since replaced Mr. Menkes with Irene and Gustav Rucker. The current complaint appears to be based significantly on media reports about the O’Brien action (described below) and the DOJ and EC investigations (described above). Pursuant to the Private Securities Litigation Reform Act, the court allowed for the consolidation of any other class actions with this one. No other class actions were brought during the time allowed.

On September 8, 2003, the plaintiffs filed their Consolidated Amended Class Action Complaint against the same defendants.

The consolidated complaint was brought on behalf of “all purchasers of Stolt’s American Depository Receipts (“ADR’s”) from May 31, 2000, through February 20, 2003… and all U.S. located purchasers of Stolt securities traded on the Oslo Exchange to recover damages caused by defendants’ violations of the Securities Exchange Act of 1934”.

The complaint claims that SNSA “concealed that a material portion of SNSA’s and SNTG’s revenues and earnings from 2001 through February 2003 came from an illegal pact between SNTG and Odfjell ASA... to rig bids for international shipping contracts…”.

The consolidated complaint asserted that SNSA’s failure to disclose such alleged behaviour, coupled with allegedly “false and misleading” statements, caused plaintiffs to pay inflated prices for SNSA’s securities by making it appear that the Company was “immune to an economic downturn that was afflicting the rest of the shipping industry” and  misleading them to believe that the Companies’ earnings came from legitimate transactions”.

SNSA has sought to dismiss the complaint. By order issued September 12, 2006, the district court dismissed with prejudice plaintiffs’ scheme liability claims against all defendants in the case but the other claims have not been dismissed. On December 4, 2006, the court granted the SNSA’s motion to stay discovery due to the then-pending parcel tanker criminal proceeding, and required SNSA to file intermittent status reports with the court concerning the continued need for a stay order. The last status report was submitted to the court on February 15, 2008, and the parties are in discussions as to the conduct of discovery.

The Company is vigorously defending itself against this lawsuit. The Company is not able to determine whether or not a negative outcome in this action is probable, or a reasonable range for any such outcome, and the Company has not made any provisions for any liability related to the action in the accompanying consolidated financial statements. It is possible that the outcome of this litigation could have a material adverse effect on the Company’s financial condition, cash flows and results of operations.

Employment Litigation

In an action filed in the Superior Court in Connecticut, the Company and its former chairman have been sued by a former employee, Paul E. O’Brien, who resigned in early 2002.

The plaintiff in the O’Brien action, a former in-house counsel, seeks damages for constructive discharge and alleges that the Company was engaging in ongoing “illegal antitrust activities that violated United States and international law against price fixing and other illegal collusive conduct”. The O’Brien action also seeks an order allowing the plaintiff to disclose client confidences and secrets regarding these allegations and protecting the plaintiff from civil or disciplinary proceedings after such revelation. The complaint, as amended, does not specify the damages sought other than to state they are in excess of the $15,000 jurisdictional minimum.

SNTG filed motions for summary judgement on the entire complaint based, among other things, on the grounds that: 1) a New York lawyer cannot maintain an action against his client where it will necessarily require disclosure of privileged information or client confidences; and 2) O’Brien failed pursuant to New York (and Connecticut) law to report his concerns “up the corporate ladder” in March 2002. By agreement of the parties, in September 2004, the Superior Court heard arguments on only the first ground for summary judgement. In October 2004, the Superior Court denied that branch of the summary judgement motion.

SNTG immediately took an interlocutory appeal, and SNTG’s petition for review by the Connecticut state Supreme Court was denied in April 2005. A September 2008 date has been set for trial. The parties are still conducting certain limited discovery in preparation for trial. The Company intends to continue to vigorously defend itself against this lawsuit. Although Mr. O’Brien’s complaint is based on his allegations that there was ongoing illegal conduct as of March 2002, Judge Kaufman’s decision dismissing the criminal antitrust indictment against the Company found that the Company had taken prompt and effective action in early 2002 to stop ongoing illegal antitrust activity. The Company is not able to determine whether or not a negative outcome in this action is probable, or a reasonable range for any such outcome, and has not made any provision for any liability related to the action in the accompanying consolidated financial statements.

It is possible that the outcome of this litigation could have a material adverse effect on the Company’s financial condition, cash flows and results of operations.

General

The Company is a party to various other legal proceedings arising in the ordinary course of business. The Company believes that none of those matters will have a material adverse effect on its business or financial condition.

The ultimate outcome of governmental and third-party legal proceedings is inherently difficult to predict. It is reasonably possible that actual expenses and liabilities could be incurred in connection with both asserted and unasserted claims in a range of amounts that cannot reasonably be estimated. It is possible that such expenses and liabilities could have a material adverse effect on the Company’s financial condition, cash flows and results of operations. The Company’s operations are affected by U.S. and foreign environmental protection laws and regulations. Compliance with such laws and regulations entails considerable expense, including ship modifications and changes in operating procedure.

Due to the uncertainty over the resolution of the matters described above, as of November 30, 2007, the Company had not established any reserves for legal fees and costs related to these proceedings.

26. Subsequent Events

Final 2007 Dividend

On February 7, 2008, the Company’s Board of Directors recommended a final 2007 dividend of $0.50 per Common share, payable June 4, 2008 to shareholders of record on May 21, 2008. The dividend, which is subject to shareholder approval, will be voted on at the Company’s Annual General Meeting of Shareholders scheduled for May 15, 2008 in Luxembourg. If approved the dividend will result in an aggregate cash payment to shareholders of Common shares of $30 million. SNSA paid an interim dividend of $0.50 per Common share and $0.005 per Founder’s share on December 12, 2007 to shareholders on record as of November 28, 2007.

U.S. DOJ Antitrust Investigation into the Company’s Parcel Tanker Business and Tank Container Business

In the first quarter of 2008, the DOJ confirmed in writing that it formally closed its antitrust investigations of the parcel tanker and tank container industries.

Danish Ship Finance A/S $150 million Secured Term Loan Facility

On February 8, 2008 the Company accepted an offer made by Danish Ship Finance A/S for a $150 million secured term loan facility to be secured by eight currently owned ships. The loan is expected to be drawn down in three tranches starting during the second quarter of 2008 with the final tranche being drawn in June 2009. Each tranche has a maturity of ten years after the drawdown date.

NOK 825.6 Million Facility Agreement

On February 15, 2008, the Company entered into a NOK 825.6 million facility agreement with Eksportfinancs and DnB Nor Bank ASA. It is the Company’s intent to make the first drawdown on the 12-year secured term loan in early March 2008. The loan is secured by a mortgage on the first two ships to be delivered from Aker Yards Florø in Norway. The second drawdown will take place on the delivery of hull number 150 from Aker Yards Florø, Norway. The two tranches combined are for NOK 825.6 million, with each tranche converted into U.S. dollars at the draw down date.

Shareholder Information

Stock Listing

Common Shares—

On Oslo Børs under symbol SNI

Shares Outstanding

(as of November 30, 2007)

Common Shares—59,553,563

Country of Incorporation

Luxembourg

Annual General Meeting

May 15, 2008 at 2:00 p.m.

Service Généraux de Gestion S.A.

23, avenue Monterey

L-2086 Luxembourg

Registrar

Common Shares—VPS

DnB NOR Bank ASA

Stranden 21

N-0250 Oslo 2 Norway

Tel: +47 22 48 35 20

Fax: +47 22 94 90 20

Email: Irene.johansen@dnbnor.no

Auditors

Deloitte & Touche LLP

Hill House

1 Little New Street

London, EC4A 3TR U.K.

Financial Information

Copies of press releases, quarterly earnings releases, annual report, and 2006 Form 20-F are available on the internet at
www.stolt-nielsen.com or by contacting:

Valerie Lyon

Stolt-Nielsen Ltd.

65 Kingsway

London WC2B 6TD U.K.

Tel: +44 20 7611 8904

Fax: +44 20 7611 8965

Email: v.lyon@stolt.com

Investor Relations and Press Inquiries

Shareholder, securities analysts, portfolio managers, representatives of financial institutions, and the press may contact:

Jan Chr. Engelhardtsen

Stolt-Nielsen Ltd.

65 Kingsway

London WC2B 6TD U.K.

Tel: +44 20 7611 8972

Fax: +44 20 7611 8966

Email: j.engelhardtsen@stolt.com

Jens F. Grüner-Hegge

Stolt-Nielsen Ltd.

65 Kingsway

London WC2B 6TD U.K.

Tel: +44 20 7611 8985

Fax: +44 20 7611 8966

Email: j.gruner-hegge@stolt.com

Internet Address

www.stolt-nielsen.com

Stolt-Nielsen Offices and Facilities

Argentina

Stolt-Nielsen Argentina S.A.

Buenos Aires

Tel: +54 11 4345 5001

Fax:+54 11 4345 5004

Australia

Stolt-Nielsen Australia Pty Ltd.

Melbourne

Tel: +61 3 9820 3288

Fax:+61 3 9820 9755

Bermuda

Stolt-Nielsen Ltd.

Hamilton

Tel: +1 441 292 7337

Fax:+1 441 295 5655

Brazil

Stolthaven Santos Ltda.

Santos

Tel: +55 13 3295 9000

Fax:+55 13 3295 9002

Stolt-Nielsen Brasil Ltda.

São Paulo

Tel: +55 11 3897 4999

Fax:+55 11 3897 4950

China

Stolt-Nielsen China Ltd.

Shanghai

Tel: +86 21 58 779779

Fax:+86 21 58 779778

Tianjin

Tel: +86 22 28 372278

Fax:+88 22 28 372279

France

Stolt Tank Containers France S.A.S

Le Havre

Tel: +33 2 32 79 63 00

Fax:+33 2 35 30 03 56

India

Stolt-Nielsen Ltd. India Liaison Office

Mumbai

Tel: +91 22 269 2602

Fax:+91 22 269 3665

Italy

Stolt Tank Containers Italy S.r.l.

Vado Ligure

Tel: +39 019 216 0190

Fax:+39 019 216 2061

Japan

Stolt-Nielsen Japan Co Ltd.

Tokyo

Tel: +81 3 6841 7001

Fax:+81 3 6841 7059

Mexico

Stolt-Nielsen Mexico, S.A. de C.V.

Mexico City

Tel: +52 559 000 0086

Fax:+52 559 000 0091

Netherlands

Stolt Tankers B.V.

Rotterdam

Tel: +31 10 299 66 66

Fax:+31 10 264 44 00

Stolthaven Terminals B.V.

Rotterdam

Tel: +31 10 299 66 66

Fax:+31 10 264 44 00

Stolt Tank Containers B.V.

Rotterdam

Tel: +31 10 281 88 88

Fax:+31 10 281 88 89

Norway

Stolt-Nielsen Norway AS

Oslo

Tel: +47 22 80 75 80

Fax:+47 22 80 75 81

Stolt-Nielsen Gas AS

Oslo

Tel: +47 22 00 48 00

Fax:+47 22 80 75 81

Philippines

Stolt-Nielsen Philippines, Inc.

Manila

Tel: +63 2 830 7900

  +63 2 815 9821

Fax:+63 2 815 8462

Singapore

Stolt-Nielsen Singapore Pte. Ltd.

Tel: +65 6273 4844

Fax:+65 6273 7750

South Africa

Stolt-Nielsen Africa Ltd.

Cape Town

Tel: +27 21 425 5425

Fax:+27 21 425 5435

Spain

Stolt Sea Farm S.A.

La Coruña

Tel: +34 981 837501

Fax:+34 981 761031

Switzerland

Stolt-Nielsen Switzerland AG

Zug

Tel: +41 41 726 1039

Fax:+41 41 710 2666

Taiwan

Stolt-Nielsen Taiwan Co., Ltd.

Taipei

Tel:  +886 2 2518 5078

Fax: +886 2 2509 2679

United Arab Emirates

Stolt-Nielsen Indian Ocean & Middle East Service Ltd.

Dubai

Tel: +971 4 3328 444

Fax:+971 4 3328 555

United Kingdom

Stolt-Nielsen Ltd.

London, England

Tel: +44 20 7611 8960

Fax:+44 20 7611 8965

Stolt Tank Containers UK Ltd.

Romford, England

Tel: +44 1708 74 60 70

Fax:+44 1708 73 30 34

United States

Stolt-Nielsen USA Inc.

Norwalk, CT

Tel: +1 203 838 7100

Fax:+1 203 299 0067

Stolt-Nielsen USA Inc.

Houston, TX

Tel: +1 281 860 6800

Fax:+1 281 860 6860

Stolt-Nielsen USA Inc.

New Orleans, LA

Tel: +1 985 781 4494

Fax:+1 203 299 3931

Sterling Caviar LLC

Elverta, CA

Tel: +1 916 991 4420

Fax:+1 916 991 4334

The Forest Stewardship Council (FSC) is an international net-work which promotes responsible management of the world’s forests. Forest certification is combined with a system of product labelling that allows consumers to readily identify timber-based products from certified forests.

Designed and produced by Black Sun Plc. Printed in England by Granite.

Stolt-Nielsen S.A.
c/o Stolt-Nielsen Ltd.
65 Kingsway
London WC2B 6TD U.K.

Tel: +44 20 7611 8960
Fax: +44 20 7611 8965
www.stolt-nielsen.com

M/T Stolt Sagaland is the first of a series of six ships ordered from Aker Yards, Florø in Norway. Delivered on February 28, 2008, she is 44,044 metric tons dead-weight on summer draft of 11.85 metres, with length overall of 182.72 metres and a beam of 32.2 metres. She has 44,500 cubic metres capacity in her 39 cargo tanks (24 stainless steel and 15 coated tanks).